STOCK YARDS BANCORP, INC.
2024 ANNUAL REPORT

CELEBRATING

1904-2024

120

YEARS

SELECTED CONSOLIDATED FINANCIAL DATA

As of and for the years ended December 31,

(dollars in thousands, except per share data)	2024	2023	2022	2021	2020
RESULTS OF OPERATIONS					
Net interest income	$ 257,040	$ 247,332	$ 233,383	$ 171,074	$ 135,921
Provision for credit losses	9,725	13,796	10,257	(753)	18,418
Non-interest income	95,230	92,220	89,149	65,850	51,899
Non-interest expenses	198,179	187,829	191,791	142,280	101,659
Net income	114,539	107,748	92,972	74,645	58,869
Diluted earnings per share	3.89	3.67	3.21	2.97	2.59
Cash dividends declared per share	1.22	1.18	1.14	1.10	1.08
FINANCIAL CONDITION					
Total assets	$ 8,863,419	$ 8,170,102	$ 7,496,261	$ 6,646,025	$ 4,608,629
Total loans	6,520,402	5,771,038	5,205,918	4,169,303	3,531,596
Total deposits	7,166,401	6,670,748	6,391,252	5,787,514	3,988,634
Stockholders' equity	940,476	858,103	760,432	675,869	440,701
PERFORMANCE MEASURES					
Return on average assets	1.37 %	1.39 %	1.25 %	1.33 %	1.40 %
Return on average equity	12.77	13.44	12.58	13.02	14.01
Net interest margin, FTE	3.31	3.39	3.35	3.22	3.39
Efficiency ratio, FTE	56.20	55.23	59.30	59.94	54.06
Non-performing loans to total loans	0.34	0.33	0.29	0.18	0.37
Non-performing assets to total assets	0.25	0.23	0.21	0.22	0.29
Allowance for credit losses to total loans	1.33	1.38	1.41	1.29	1.47
Net (charge-offs) recoveries to avg loans	(0.02)	(0.12)	0.00	(0.16)	(0.05)

FTE – Fully Tax Equivalent



DIVIDENDS PER SHARE



TOTAL REVENUE (FTE)
(dollars in millions)



DILUTED EPS



Ja Hillebrand
Chairman and Chief Executive Officer

To Our Shareholders

I am pleased to report our 120th year of operations was the best in the Company's history. It was also another year of record earnings for Stock Yards Bancorp. Highlighted by the largest year of organic loan growth in our history, we generated record levels of revenue and experienced solid deposit growth across all four of our markets. Net income in 2024 grew to $115 million, or $3.89 per diluted share, exceeding our 2023 earnings by $7 million. This resulted in solid returns on average assets and equity of 1.37% and 12.77%, respectively, for the year.

Our loan growth in 2024 was robust, with ending balances increasing by $749 million, or 13%, over the past year, and marking our fourth consecutive year of double-digit loan growth. We experienced growth within nearly all loan categories and across all markets. Contributing to overall loan growth during the year was improved line of credit utilization, which reached its highest level since 2019. Our Indianapolis market, which was established in 2004 with a single loan production office, has grown organically one account at a time and surpassed the $1 billion threshold in loans for the first time in 2024.

Deposit balances expanded nicely during the year, increasing $496 million, or 7%. As anticipated, our deposit mix continued to shift from non-interest-bearing deposits into higher costing deposits during the year, as the higher interest rate environment and inflationary pressures attracted customers to pursue higher-yielding deposit accounts. We continue to focus on organic deposit growth, as we aim to improve our funding position.

Credit quality metrics remained solid, with non-performing loans ending at 0.34% of total loans. We recorded credit loss expense of $10 million in 2024, which is consistent with the substantial loan growth experienced during the year. With a relatively low concentration of classified and delinquent loans, we feel confident in the current quality of the loan portfolio and believe we are well-positioned for the year ahead having established credit loss reserves to total loans of 1.33% at year end.

> *"Highlighted by the largest year of organic loan growth in our history, we generated record levels of revenue and experienced solid deposit growth across all four of our markets."*

Strong revenue generation helped to fuel our operating results for the year, led by our Wealth Management & Trust business and expanding card and treasury management income. Our diversified non-interest income streams continue to separate us

> *"During the year, we generated record non-interest income driven by significant contributions from all four of our markets."*

from our peers and remains a strategic priority. During the year, we generated record non-interest income driven by significant contributions from all four of our markets. Wealth Management & Trust generated $43 million of revenue, as strong equity and fixed income market performance more than offset a decline in net new business. Strong treasury management fees and solid card income, driven by increased demand and customer expansion, served to cap off a record fee income year for us.

We received several accolades in 2024 based on our top tier performance and strong corporate culture. Stock Yards was one of only 30 banks in the U.S. to be named a 'Sm-All Star' in Piper Sandler's annual list of top-performing small-cap banks and thrifts, and we were named a winner of the 2023 Raymond James Community Bankers Cup, which recognizes the top 10% of community banks with assets between $500 million and $10 billion based on various profitability, efficiency and balance sheet metrics. Additionally, Stephens named Stock Yards to their 2024 Bank Industry & Top Picks List as a top Small-Cap stock with upside price potential, as well as their 2024 Best Ideas List, as a top company within the Midwest Bank category. And most importantly, we were once again recognized by American Banker as one of the "Best Banks to Work For," which identifies and honors U.S. banks for outstanding employee satisfaction. This is our fourth consecutive year, and fourteenth time overall, earning this recognition, which is a testament to the hard work and dedication of each of our 1,000+ employees.

Our Board of Directors raised our quarterly cash dividend again during 2024, representing the 17th such increase since 2012 and resulting in a cumulative increase of 158% over this period. In addition, for the 10-year period ending with 2024, I am pleased to report that the total return for Stock Yards Bancorp shareholders was 310% compared to a 127% increase for the KBW NASDAQ Bank Index.

In 2024, we celebrated our 120th anniversary, highlighting more than a century of personal relationships, community development and growth to support our valued customers. We remain well positioned as an alternative to the super-regional and national banks that dominate our markets, as we continue to focus on growing full-service customer relationships. On behalf of the board and our senior management team, I want to thank you, our loyal stockholders, for your continued support.

James A. (Ja) Hillebrand
Chairman & CEO of Stock Yards Bancorp, Inc.



STOCK YARDS BANCORP, INC. | BOARD OF DIRECTORS

JAMES A. (JA) HILLEBRAND



Chairman and
Chief Executive Officer
Stock Yards Bancorp, Inc.
and Stock Yards Bank & Trust

STEPHEN M. PRIEBE



Lead Independent Director
President
Hall Contracting of Kentucky

PAUL J. BICKEL III



President
U.S. Specialties

SHANNON B. ARVIN



President and
Chief Executive Officer
Keeneland Association

ALLISON J. DONOVAN



Member Attorney
Stoll Keenon Ogden PLLC

CARL G. HERDE



Vice President / Finance
Kentucky Hospital Association

DAVID P. HEINTZMAN



Retired Chief Executive Officer,
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust

RICHARD A. LECHLEITER



President
Catholic Education
Foundation of Louisville

PHILIP S. POINDEXTER



President
Stock Yards Bancorp, Inc. and
Stock Yards Bank & Trust

EDWIN S. SAUNIER



President
Saunier Moving &
Storage, Inc.

JOHN L. SCHUTTE



Chief Executive Officer
GeriMed, Inc.

LAURA L. WELLS



Freelance Journalist

STOCK YARDS BANK & TRUST | EXECUTIVE OFFICERS

JAMES A. (Ja) HILLEBRAND

Chairman and
Chief Executive Officer

PHILIP S. POINDEXTER

President

SHANNON B. BUDNICK

Executive Vice President
Wealth Management & Trust

MICHAEL J. CROCE

Executive Vice President
Retail Banking Group

WILLIAM M. DISHMAN III

Executive Vice President
Chief Credit Officer

MICHAEL V. REHM

Executive Vice President
Chief Lending Officer

T. CLAY STINNETT

Executive Vice President
Chief Financial Officer

SHAREHOLDER INFORMATION

Transfer Agent
The transfer agent for the common stock of Stock Yards Bancorp, Inc. is:

(FIRST CLASS / REGISTERED / CERTIFIED MAIL:)
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
(800) 368-5948

(COURIER SERVICES:)
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

Automatic Dividend Reinvestment Service
The Company's automatic dividend reinvestment service enables stockholders to reinvest cash dividends in additional shares of Stock Yards Bancorp, Inc. stock. For additional information, please contact the Transfer Agent.

Mailing And Street Addresses
The mailing address for Stock Yards Bancorp, Inc. is:
P.O. Box 32890, Louisville, Kentucky 40232-2890.
The street address is:
1040 East Main Street, Louisville, Kentucky 40206.

Internet Address
The internet address for Stock Yards Bancorp, Inc. is www.syb.com. Please visit the Investor Relations section of our web site for the following: Corporate Overview, Stock Information, SEC Filings, Financial Information and News and Market Data.

Common Stock
Stock Yards Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol "SYBT."

Forms 10-K And 10-Q
Stock Yards Bancorp, Inc.'s annual report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, can be found at www.syb.com (see "Investor Relations") or by writing, emailing or calling Customer Service - OnlineCustomerService@syb.com, (502) 582-2571.

LOUISVILLE - Corporate Center
1040 East Main Street   (502) 582-2571
Louisville, Kentucky 40206

INDIANAPOLIS - Regional Center
201 North Illinois Street, Suite 100   (317) 238-2800
Indianapolis, Indiana 46204

CINCINNATI - Regional Center
101 West Fourth Street   (513) 824-6100
Cincinnati, Ohio 45202

CENTRAL/EASTERN KENTUCKY - Regional Center
1792 Alysheba Way, Ste 250   (859) 810-5692
Lexington, KY 40509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-13661

STOCK YARDS BANCORP, INC.

STOCK YARDS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	**61-1137529**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1040 East Main Street, Louisville, Kentucky	**40206**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (502) 582-2571

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, no par value	SYBT	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒　　Accelerated filer ☐　　Non-accelerated filer ☐　　Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $1,394,781,348.

The number of shares of the registrant's Common Stock, no par value, outstanding as of January 31, 2025, was 29,437,553.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on April 24, 2025 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

The acronyms and abbreviations identified in alphabetical order below are used throughout this Annual Report on Form 10-K:

Acronym or Term	Definition	Acronym or Term	Definition	Acronym or Term	Definition
ACH	Automatic Clearing House	ESG	Environmental, Social and Governance	NCI	Non-controlling Interest
AFS	Available for Sale	ETR	Effective Tax Rate	NIM	Net Interest Margin (FTE)
APIC	Additional paid-in capital	EVP	Executive Vice President	NPV	Net Present Value
ACL	Allowance for Credit Losses	FASB	Financial Accounting Standards Board	Net Interest Spread	Net Interest Spread (FTE)
AOCI	Accumulated Other Comprehensive Income	FDIC	Federal Deposit Insurance Corporation	NM	Not Meaningful
ASC	Accounting Standards Codification	FFP	Federal Funds Purchased	OAEM	Other Assets Especially Mentioned
ASU	Accounting Standards Update	FFS	Federal Funds Sold	OREO	Other Real Estate Owned
ATM	Automated Teller Machine	FFTR	Federal Funds Target Rate	PPP	SBA Paycheck Protection Program
AUM	Assets Under Management	FHA	Federal Housing Authority	PV	Present Value
Bancorp / the Company	Stock Yards Bancorp, Inc.	FHC	Financial Holding Company	PCD	Purchased Credit Deteriorated
Bank / SYB	Stock Yards Bank & Trust Company	FHLB	Federal Home Loan Bank of Cincinnati	PD	Probability of Default
BOLI	Bank Owned Life Insurance	FHLMC	Federal Home Loan Mortgage Corporation	Prime	The Wall Street Journal Prime Interest Rate
BP	Basis Point - 1/100th of one percent	FICA	Federal Insurance Contributions Act	Provision	Provision for Credit Losses
C&D	Construction and Land Development	FNMA	Federal National Mortgage Association	PSU	Performance Stock Unit
Captive	SYB Insurance Company, Inc.	FRB	Federal Reserve Bank	ROA	Return on Average Assets
C&I	Commercial and Industrial	FTE	Fully Tax Equivalent	ROE	Return on Average Equity
CB	Commonwealth Bancshares, Inc. and Commonwealth Bank & Trust Company	GAAP	United States Generally Accepted Accounting Principles	RSA	Restricted Stock Award
CD	Certificate of Deposit	GLB	Gramm-Leach-Bliley Act	RSU	Restricted Stock Unit
CDI	Core Deposit Intangible	GNMA	Government National Mortgage Association	SAR	Stock Appreciation Right
CECL	Current Expected Credit Loss (ASC-326)	HELOC	Home Equity Line of Credit	SBA	Small Business Administration
CEO	Chief Executive Officer	HTM	Held to Maturity	SEC	Securities and Exchange Commission
CFO	Chief Financial Officer	ITM	Interactive Teller Machine	SOFR	Secured Overnight Financing Right
CFPB	Consumer Financial Protection Bureau	KB	Kentucky Bancshares, Inc. and Kentucky Bank	SSUAR	Securities Sold Under Agreements to Repurchase
CLI	Customer List Intangible	KSB	King Bancorp, Inc. and King Southern Bank	SVP	Senior Vice President
CRA	Community Reinvestment Act	LGD	Loss Given Default	TBA	To Be Annouced
CRE	Commercial Real Estate	LFA	Landmark Financial Advisors, LLC	TBOC	The Bank Oldham County
DCF	Discounted Cash Flow	Loans	Loans and Leases	TCE	Tangible Common Equity
DTA	Deferred Tax Asset	MBS	Mortgage Backed Securities	TPS	Trust Preferred Securities
DTL	Deferred Tax Liability	MSA	Metropolitan Statistical Area	VA	U.S. Department of Veterans Affairs
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act	MSRs	Mortgage Servicing Rights	WM&T	Wealth Management and Trust
EPS	Earnings Per Share	Nasdaq	The Nasdaq Stock Market, LLC	VA	U.S. Department of Veterans Affairs

PART I

Item 1.   Business.

Stock Yards Bancorp, Inc. ("Bancorp" or "the Company"), is a FHC headquartered in Louisville, Kentucky and is engaged in the business of banking through its wholly owned subsidiary, Stock Yards Bank & Trust Company ("SYB" or "the Bank"). Bancorp, which was incorporated in 1988 in Kentucky, is registered with, and subject to supervision, regulation and examination by, the Board of Governors of the Federal Reserve System. As Bancorp has no significant operations of its own, its business and the business of SYB are essentially the same. The operations of SYB are fully reflected in the consolidated financial statements of Bancorp. Accordingly, references to "Bancorp" in this document may encompass both the holding company and the Bank. All significant inter-company transactions and accounts have been eliminated in consolidation.

SYB, established in 1904, is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets through 72 full service banking center locations. The Bank is registered with, and subject to supervision, regulation and examination by the FDIC and the Kentucky Department of Financial Institutions.

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of three unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings exchanged for subordinated debentures with similar terms to the related TPS.

As a result of its acquisition of Kentucky Bancshares, Inc. on May 31, 2021, Bancorp became the 100% successor owner of a Nevada-based insurance captive taxed under Section 831(b) of the Internal Revenue Code. On April 10, 2023, the IRS issued a proposed regulation that would potentially classify section 831(b) captive activity as a, "listed transaction," and possibly disallow the related tax benefits, both prospectively and retroactively. The regulation was finalized in January 2025 and its impact is being evaluated by management. Bancorp elected not to renew the Captive in August of 2023 and ultimately dissolved the Captive in December of 2023. The Captive's activity is included in the Company's consolidated financial statements and was included in its 2023 federal income tax return. The Captive's activity served to reduce Bancorp's ETR by 0.20% and 0.29% for the years ended December 31, 2023 and 2022, respectively.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in LFA, a Bowling Green, Kentucky-based wealth management services company. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the quarter and year ended December 31, 2022. This acquired line of business was not within the Company's geographic footprint and ultimately did not align with the Company's long-term strategic model. Net income related to LFA and attributable to Bancorp's 60% interest, excluding the pre-tax loss on disposition noted above, totaled $483,000 for the year ended December 31, 2022.

General Business Overview

As is the case with most banks, our primary revenue sources are net interest income and fee income from various financial services provided to customers. Net interest income is the difference between interest income earned on loans, investment securities and other interest earning assets less interest expense on deposit accounts and other interest bearing liabilities. Loan volume and interest rates earned on those loans are critical to overall profitability. Similarly, deposit volume is crucial to funding loans and rates paid on deposits directly impact profitability. New business volume is influenced by economic factors including market interest rates, business spending, consumer confidence and competitive conditions within the marketplace, as well as Bancorp's strong sales focus. Net interest income accounted for 73% of our total revenues, defined as net interest income plus non-interest income, for the year ended December 31, 2024, compared to 73% and 72% for the years ended December 31, 2023 and 2022, respectively.

Fee income, or non-interest income, is a significant component of our business. Non-interest income represented 27% of total revenues for the year ended December 31, 2024, compared to 27% and 28% for the years ended December 31, 2023 and 2022, respectively, demonstrating the value of the diversified revenue streams created by our broad product offerings in addition to income provided by the principal banking activities described above. Our non-interest income is driven by WM&T activities, deposit service charges, debit and credit card services, treasury management services, mortgage banking services, brokerage services and other ancillary activities of the Bank. WM&T revenue, which is our largest source of non-interest income, constituted 45%, 43% and 41% of total non-interest income for the years ended December 31, 2024, 2023 and 2022, respectively.

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

>	Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking, credit card services and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

>	WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

For further discussion regarding our business, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Our Business Strategy

Our strategy focuses on building strong relationships with our customers, employees and communities, while maintaining disciplined underwriting standards and a commitment to operational efficiency. By leveraging our comprehensive suite of products and services, we strive to expand our footprint in our home market of Louisville, Kentucky while also cultivating attractive growth opportunities in our other markets of central, eastern and northern Kentucky, Indianapolis, Indiana and Cincinnati, Ohio, and opportunistically pursuing acquisitions.

Key components of our strategy include the following:

>	*Continue to focus on customer relationships and our community banking model* – We believe that our reputation, expertise and relationship-based approach to banking enables us to establish long-lasting, full-service customer relationships. We work to leverage our relationships with existing customers by offering a wide range of products and services that are tailored to their needs and financial goals. Attracting and retaining high-quality relationship managers and providing them with the tools necessary for success is crucial to maintaining and strengthening the relationships we have with both existing and prospective customers. Our commitment to fostering both new and existing relationships, along with continued investment in the communities we serve, has been essential to our success over the past 120 years.

Continue to grow and pursue diversified revenue streams – WM&T revenue distinguishes us from other community banks of similar asset size and continues to provide us with a strong competitive advantage. We have also experienced significant growth in other non-interest revenue sources in recent years, particularly treasury management services and debit/credit card services. We believe these services, along with our other non-interest revenue sources, such as mortgage banking, brokerage services and other ancillary activities, provide the diversity necessary to weather business cycles and provide the financial solutions our customers and communities desire.

Maintain focus on organic growth while capitalizing on strategic acquisitions – Our strategy has been to pursue attractive, organic growth opportunities within our existing markets and enter new markets that align with our business model and strategic plans. We believe we can increase our presence in our existing markets and broaden our footprint in attractive markets adjacent and complementary to our current markets by expansion of our branch network and opportunistically pursuing acquisitions.

Strategic acquisition activity over the past several years has expanded our footprint into the central, eastern and northern Kentucky markets while also building upon our market share in our home market of Louisville, Kentucky. This activity has provided solid growth opportunities and a larger platform for future expansion, allowing us to deliver broader product offerings, increased lending capabilities and a larger branch network to the communities we serve.

Continue to manage costs and improve efficiency – We believe that conservative cost management and focus on operational efficiency is critical to our success. We continuously manage our cost structure and refine our internal processes and technology to create further efficiencies with the goal of enhancing our earnings, while maximizing the overall customer experience.

Our efficiency ratio (FTE) for the years ended December 31, 2024, 2023 and 2022 was 56.20%, 55.23% and 59.30%, respectively. The elevated ratio in 2022 was attributed to merger-related expenses associated with the CB acquisition.

Additionally, Bancorp also calculates an adjusted efficiency ratio. We believe it is important because it provides a comparable ratio after eliminating net gains (losses) on sales, calls, and impairment of investment securities, as well as net gains (losses) on sales of premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses, if applicable. Bancorp's adjusted efficiency ratio (FTE) for the years ended December 31, 2024, 2023 and 2022 was 56.18%, 54.84% and 53.61%. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Human Capital

Attracting and retaining talented employees is key to our ability to execute our strategy and compete effectively. Bancorp values the unique combination of talents and experiences each employee contributes towards our success and strives to provide an environment that promotes the personal well-being and career development of our employees. We are proud to be an Equal Opportunity Employer and enforce those values throughout the organization. We prohibit discrimination in hiring or advancement against any individual on the basis of race, color, religion, gender, sex, national origin, age, marital status, pregnancy, mental disability, genetics, veteran status, sexual orientation, or any other characteristic protected by applicable law.

At December 31, 2024, the Bank had 1,080 full-time equivalent employees. Approximately 68% of Bancorp's employees are located in the home market of Louisville, Kentucky, while 22%, 5% and 5% are located the Central Kentucky, Indianapolis, Indiana and Cincinnati, Ohio markets, respectively. None of Bancorp's employees are subject to a collective bargaining agreement and Bancorp has never experienced a work stoppage.

Management of Bancorp strives to be an employer of choice and considers the relationship with employees to be good. In addition to competitive pay, employees of the Bank have access to a number of employee benefits and career development opportunities, including:

- A defined contribution and stock ownership plan with considerable company match;
- medical, dental and vision plans, as well as flexible spending and health savings accounts;
- fully-funded wellness programs that reward employees for healthy behaviors in addition to mental health benefits that allow 24/7 access to counselors for a wide range of needs;
- bank-paid life insurance in addition to a variety of other voluntary insurance plans;
- short-term and long-term disability plans;
- an employee assistance program;
- merit-based incentive pay;
- generous paid time-off policies;
- guidance for wealth management and estate planning;
- employee recognition and reward programs;
- a management training program that focuses on developing talent from within;
- access to American Institute of Banking training courses;
- access to Bank Administration Institute learning and development content, as well as access to a professional skills library; and
- access to the Kentucky Bankers Association's and other general banking schools.

As a testament to the strong culture, inclusive environment and numerous benefits Bancorp is committed to providing its employees, in November of 2024, we were recognized by American Banker as one of the "Best Banks to Work For," for the fourth consecutive year. This program evaluates employee satisfaction, as well as the policies and employee benefits of each institution. We were honored to be one of only 90 banks in the country to make the list for 2024.

Further, we also periodically publish a Corporate Responsibility report. We believe it provides important information on our operations and insight to management's priorities. The report identifies ongoing practices and recent accomplishments in the areas of environmental risk and impact management, social responsibility and governance. This report is accessible on Bancorp's web site at http://www.syb.com.

Executive Officers

Name and Age of Executive Officer	Position and Office Held with Bancorp and the Bank
James A. Hillebrand Age 56	Chairman and CEO of Bancorp and SYB
Philip S. Poindexter Age 58	President of Bancorp and SYB; Director of Bancorp and SYB
T. Clay Stinnett Age 51	EVP, Treasurer and CFO of Bancorp and SYB
Michael J. Croce Age 55	EVP and Director of Retail Banking of SYB
William M. Dishman III Age 61	EVP and Chief Credit Officer of SYB
Michael V. Rehm Age 60	EVP and Chief Lending Officer of SYB
Shannon B. Budnick Age 53	EVP and Director of WM&T Division of SYB

See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for information regarding Bancorp's executive officers.

Competition

The Bank encounters competition in its markets originating loans, attracting deposits, and selling other banking related financial services. The deregulation of the banking industry, the ability to create financial services holding companies to engage in a wide range of financial services other than banking and the widespread enactment of state laws that permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial institutions. In one or more aspects of the Bank's business, the Bank competes with local and regional retail and commercial banks, other savings banks, credit unions, finance companies and mortgage companies operating in Kentucky, Indiana and Ohio. Competition from online banking institutions, particularly for deposits, is also experienced by the Bank. Some of the Bank's competitors are not subject to the same degree of regulatory review and restrictions that apply to Bancorp and the Bank. Many of the Bank's primary competitors, some of which are affiliated with large bank holding companies or other larger financial-based institutions, have substantially greater resources, larger established client bases, higher lending limits, more extensive banking center networks, numerous ATMs or ITMs, and greater advertising and marketing budgets. They may also offer services that the Bank does not currently provide. It is anticipated that competition from both bank and non-bank entities will continue to remain strong in the foreseeable future.

The Bank believes that an emphasis on highly personalized service and a focus on the total relationship needs of individual clients, together with the local character of the Bank's business and its "community bank" management philosophy, will continue to enhance the Bank's ability to compete successfully in its markets.

Supervision and Regulation

Bank holding companies and commercial banks are extensively regulated under both federal and state laws. Changes in applicable laws or regulations may have a material effect on the business of Bancorp.

Bancorp, as a registered bank holding company, is subject to the supervision and regulation of the Federal Reserve Board under the Bank Holding Company Act of 1956. In addition, Bancorp is subject to the provisions of Kentucky's banking laws regulating bank acquisitions and certain activities of controlling bank shareholders.

Kentucky and federal banking statutes delineate permissible activities for Kentucky state-chartered banks. Kentucky's statutes, however, contain a super parity provision for Kentucky chartered banks having one of the top two ratings in its most recent regulatory examination. This provision allows these state banks to engage in any banking activity in which a national bank, a state bank operating in any other state, or a federally chartered thrift could engage. The bank must first obtain a legal opinion specifying the statutory or regulatory provisions that permit the activity.

The Bank is also subject to the supervision of the Kentucky Department of Financial Institutions and the FDIC. The FDIC insures the deposits of the Bank to the current maximum of $250,000 per depositor.

The GLB Act allows for affiliations among banks, securities firms and insurance companies by means of a FHC. The GLB Act requires that, at the time of establishment of a FHC, all depository institutions within that corporate group must be "well-managed" and "well-capitalized" and must have received a rating of "satisfactory" or better under its most recent CRA examination. Further, non-banking financial firms (for example an insurance company or securities firm) may establish a FHC and acquire a depository institution. While the distinction between banks and non-banking financial firms is blurred, the GLB Act makes it less cumbersome for banks to offer services "financial in nature," but beyond traditional commercial banking activities. Likewise, non-banking financial firms may find it easier to offer services that have traditionally been provided primarily by depository institutions. In 2012, management of Bancorp elected to become and became a FHC.

The Dodd-Frank Act was signed into law in 2010 and was generally effective the day after it was signed into law, but different effective dates apply to specific sections of the law. The extensive and complex legislation contained many provisions affecting the banking industry, including but not limited to:

- Creation of the CFPB to oversee banks with assets totaling $10 billion or greater while writing and maintaining several regulations that apply to all banks;
- Determination of debit card interchange rates by the Federal Reserve Board;
- New regulation over derivative instruments;
- Phase outs of certain forms of trust preferred debt and hybrid instruments previously included as bank capital; and
- Increases to FDIC deposit coverage, revised calculations for assessing bank premiums, and numerous other provisions affecting financial institution regulation, oversight of certain non-banking organizations, and improved depositor protection.

The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low and moderate income individuals and communities. Depository institutions are periodically examined for compliance with the CRA, and banking regulators take into account CRA ratings when considering approval of certain applications. An unsatisfactory CRA rating could, among other things, result in the denial or delay of corporate applications filed by Bancorp or the Bank for proposed activities, such as branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company.

The federal banking regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is conveyed to outside vendors. The Bank is also subject to regulatory guidelines establishing standards for safeguarding customer information. These guidelines describe the federal banking agencies' expectations for the creation, implementation and maintenance of an information security program, which would include administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities.

The Bank is subject to the Bank Secrecy Act and the USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Bancorp and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Basel III is an internationally agreed upon set of measures that were developed by the Basel Committee on Banking Supervision that strengthened the regulation, supervision and risk management of banks in response to the 2007-2009 financial crisis. The FRB and FDIC have substantially similar risk-based and leverage ratio guidelines for banking organizations, which are intended to ensure that banking organizations have adequate capital related to the risk levels of assets and off-balance sheet instruments. Under the risk-based guidelines, specific categories of assets are assigned different risk weights based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a risk-weighted asset base. In addition to the risk-based capital guidelines, the FRB uses a leverage ratio as a tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 Capital divided by its average total consolidated assets (less goodwill and certain other intangible assets).

The federal banking agencies' risk-based and leverage ratios represent minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory capital rating. Banking organizations not meeting these criteria are required to operate with capital positions above the minimum ratios. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions may be expected to maintain strong capital positions above the minimum supervisory levels, without significant reliance on intangible assets. The FDIC may establish higher minimum capital adequacy requirements if, for example, a bank proposes to make an acquisition requiring regulatory approval, has previously warranted special regulatory attention, has experienced rapid growth that presents supervisory concerns, or, among other factors, has a high susceptibility to interest rate and other types of risk. The Bank is not subject to any such individual minimum regulatory capital requirements.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized for prompt corrective action requirements, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2024, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio.

As of December 31, 2024, Bancorp exceeded the requirements to be considered well-capitalized and those required to avoid limitations associated with the capital conservation buffer.

Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

Bancorp's securities are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the Nasdaq Global Select Market. As such, Bancorp is subject to the information, disclosure, proxy solicitation, insider trading, corporate governance and other restrictions of the Exchange Act, as well as the Marketplace Rules and other requirements promulgated by the Nasdaq Stock Market, LLC.

As a public company, Bancorp is also subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, increased requirements for board audit committees and their members, and enhanced requirements relating to disclosures, procedures and internal control over financial reporting.

The federal banking agencies and state regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. In 2018, the SEC published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking laws and regulations.

In 2021, the federal banking agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company and state member bank are required to notify the Federal Reserve within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The rule was effective April 1, 2022 and Bancorp was in compliance by the required May 1, 2022 deadline.

We expect federal banking agencies and state regulators to continue focusing on information technology and cybersecurity. We are continually monitoring regulatory developments and the impact they may have on Bancorp.

Website Access to Reports

Bancorp files reports with the SEC including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K, and proxy statements, as well as any amendments to those reports. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Bancorp's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are also accessible at no cost on Bancorp's web site at http://www.syb.com after they are electronically filed with, or furnished to, the SEC.

Item 1A.   Risk Factors.

FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in Bancorp's common stock is subject to risks inherent in its business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this filing. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to Bancorp or that Bancorp currently deems to be immaterial may also materially and adversely affect its business, financial condition and results of operations in the future. The value or market price of Bancorp's common stock could decline due to any of these identified or other risks, and an investor could lose all or part of their investment.

There are factors, many beyond Bancorp's control, which may significantly change the results or expectations of Bancorp. Some of these factors are described below, however, many are described in the other sections of this Annual Report on Form 10-K.

Economic, Market and Credit Risks

Fluctuations in interest rates could reduce profitability.

Our primary source of income is from net interest spread, which is the difference between interest earned on loans and investments and interest paid on deposits and borrowings. We expect to periodically experience gaps in interest rate sensitivities of assets and liabilities, meaning that either interest-bearing liabilities may be more sensitive to changes in market interest rates than interest-earning assets, or vice versa. In either event, if market interest rates should move in a way that constricts net interest spread and NIM, earnings could be negatively affected.

Many factors affect fluctuation of market interest rates, including, but not limited to the following:

- the FRB's actions to change interest rates
- inflation or deflation
- recession
- changes in unemployment
- changes in the money supply
- local, regional, national or international disorder and instability in financial markets

Deposit rates tend to be tied to the short end of the rate curve, such as the FFTR, while our fixed-rate loans are largely priced based upon longer term rates, typically five-year offerings. The spreads between these shorter and middle/longer-term portions of the yield curve are critical to our pricing strategies and ultimately net interest income. As a result, a flattened or inverted yield curve, such as that experienced throughout the industry in recent years, may increase our funding costs while limiting rates that can be earned on loans and investments, thereby decreasing our net interest income and earnings. Our asset-liability management strategy, which is designed to mitigate risk from changes in market interest rates, may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

The interest rate environment has experienced significant volatility over the past several years. The FRB's severe, pandemic-driven interest rate reductions in March of 2020 lowered the FFTR to a range of 0% - 0.25%, and Prime to 3.25%, levels that were sustained for approximately two years. In an effort to combat the resulting inflation that had risen to its highest levels in decades, the FRB increased the FFTR a total of 525 bps via numerous, incremental rate increases over the course of 2022 and 2023, driving the FFTR to a range of 5.25% - 5.50-%, and Prime to 8.50%, by July of 2023.

These levels of interest rates were sustained for over a year until September of 2024, when the FRB reduced the FFTR 50 bps, representing their first rate reduction in over four years, lowering the FFTR to a range of 4.75% - 5.00%, and Prime to 8.00%. Consistent with a strategy of engineering a "soft landing," they followed suit in November and December of 2024, cutting the FFTR further with respective 25 bps reductions, bringing the FFTR to a range of 4.25% - 4.50%, and Prime to 7.50%, as of December 31, 2024.

The dramatic rise in interest rates experienced in 2022 provided significant benefit to NIM, as interest earning assets experienced higher yields and elevated levels of liquidity allowed deposit costs to remain near pandemic-era lows. However, as liquidity dissipated in 2023, driven in large part by the institutional failures of that year, intense competition for deposits created significant pricing pressure and drove deposit costs up. The resulting shift in Bancorp's deposit mix, with a large portion of non-interest bearing and lower-rate deposits migrating to higher-yielding alternatives, created significant NIM compression, which was a scenario that continued into 2024 in conjunction with Bancorp's substantial loan growth. While short term interest rates have recently declined consistent with the FRB's rate reductions, the middle and longer-term portions of the yield curve have been relatively stagnant. Managing volatility within the interest rate environment will continue to be a primary focus for Bancorp, and the banking industry generally, as we enter 2025.

The current economic outlook remains uncertain and is regularly changing as new economic data becomes available and the FRB's efforts to manage economic challenges continue. Recent projections indicate that the FRB will slow or halt FFTR rate reductions in 2025. While NIM expansion was experienced in the second half of 2024, the previously mentioned flattening of the yield curve, pricing pressure/competition for both loans and deposits, and changing levels of liquidity could continue to pose challenges to NIM and net interest spread in 2025.

Financial condition and profitability depend significantly on local and national economic conditions.

Our success depends on general economic conditions locally, regionally and nationally. A portion of our customers' ability to repay their obligations is directly tied to local, regional, national or global economic activity. Deterioration in the quality of the credit portfolio could have a material adverse effect on our financial condition, results of operations, and ultimately capital.

While the economic outlook for 2025 is generally positive, proposed policy changes from the incoming administration, including tariffs and extended or additional tax cuts, the FRB's continued efforts to control inflation and other economic challenges, and compounding geopolitical risks create a number of uncertainties heading into 2025. The impact these changes, and any other developments, have on local, regional and national economic conditions could have a significant effect on our borrowers' ability to meet contractual obligations.

Our allowance for credit losses may not be adequate to cover actual losses, which could negatively impact earnings.

The ACL on loans and the liability for unfunded lending commitments reflect management's estimate of credit losses expected in the loan portfolio, including unfunded lending commitments, as of the balance sheet date. These estimates are the result of our continuing evaluation of specific credit risks and loss experience, current loan portfolio quality, present economic, political and regulatory conditions, industry concentrations, reasonable and supportable forecasts of future economic conditions, collateral valuations and other factors that may provide an indication of potential credit losses. The determination of our allowance for credit losses inherently involves a high degree of subjectivity and requires assumptions to be made by management. If our assumptions prove to be incorrect or economic problems are worse than projected, adjustments may be necessary to allow for changing economic conditions or adverse developments in the loan portfolio. Any material increase to the required level of ACL, or insufficiency of the ACL to cover actual loan losses, could adversely affect our business, financial condition, and results of operations.

Federal and state regulators annually review our allowance and may require an adjustment in the ACL on loans. If regulatory agencies require any increase in the allowance for which we had not allocated, it would have a negative effect on our financial results.

Our credit quality metrics are currently at solid levels and this trend could normalize over time.

Over the past several years, our asset quality metrics have trended within a narrow range, exceeding benchmarks and reaching historically strong levels. We realize that present asset quality metrics are positive and, recognizing the cyclical nature of the lending business, we anticipate this trend will likely normalize over time.

Credit-related concerns stemming from the higher interest rate environment and contractual renewal and maturity activity may be experienced over the next year. Strong loan volumes were experienced during the historically low pandemic-era interest rate environment that began in 2020 and was marked by Prime falling to 3.25%, a level at which it remained until 2022. Given the standard five-year term often associated with many of our traditional lending facilities, 2025 will begin a period of elevated interest rate risk for certain borrowers, as notes originated or renewed during that period will either renew or mature in an interest rate environment that is now significantly higher, with Prime more than doubling since 2020 and standing at 7.50% as of December 31, 2024.

Any inability of our borrowers to meet their contractual obligations, or any worsening of our borrowers financial condition, could result in the erosion of our credit metrics, including higher levels of criticized or non-accrual loans, increased reserves for potential losses within the ACL on loans and increased net charge off activity.

Financial condition and profitability could be negatively impacted by collateral values.

We offer a variety of secured loans, including C&I lines of credit, C&I term loans, real estate, C&D, HELOCs, consumer and other loans. In instances where borrowers are unable to repay their loans and there has been deterioration in the value of loan collateral, we could experience higher loan losses, which could have a material adverse effect on financial condition, and results of operations.

A combination of higher interest rates and rising central business district vacancies across the country have created credit and collateral concerns over the past year, specifically within the CRE sector. While we believe the quality of our CRE portfolio, and the overall loan portfolio, remains solid, with no exposure to large office towers and minimal exposure to central business districts, we are not immune from potential deterioration in the value of loan collateral and could be negatively impacted by the effects of any such activity.

Significant stock market volatility could negatively affect our financial results.

Income from WM&T constitutes approximately 45% of non-interest income. WM&T AUM are expressed in terms of market value, and a significant portion of fee income is based upon those values, which generally fluctuate consistent with overall capital markets. Any decline in the market value of WM&T AUM could have a meaningful impact on non-interest income and negatively affect our financial results.

Capital and credit markets experience volatility and disruption from time to time. These conditions may place downward pressure on credit availability, credit worthiness and customers' inclinations to borrow. Prolonged volatility or a significant disruption could negatively impact customers' ability to seek new loans or to repay existing loans. Personal wealth of many borrowers and guarantors has historically added a source of financial strength to certain loans and would be negatively impacted by severe market declines. Sustained reliance on personal assets to make loan payments would result in deterioration of their liquidity, and could result in loan defaults.

The value of our investment securities may be negatively affected by factors outside of our control and impairment of these securities could have an adverse impact on our financial condition and results of operations.

Factors beyond our control can significantly influence the fair value of our investment securities. These factors include, but are not limited to, changes in market interest rates, rating agency actions, defaults by issuers or with respect to underlying securities, volatility and liquidity within capital markets and changes in local, regional, national or global economic conditions. Impairment to the fair value of these securities can result in realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations.

Impairment of goodwill, other intangible assets or deferred tax assets could have an adverse impact on our financial condition and results of operations.

In accordance with GAAP, goodwill is not amortized but, instead, is subject to impairment testing on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. In the event that we conclude that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2024, Bancorp had goodwill of $194 million.

Bancorp's intangible assets primarily relate to core deposits and customer relationships. Intangible assets with definite lives are amortized on an accelerated basis over their estimated life. Intangible assets, premises and equipment and other long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. In the event that we conclude that all or a portion of our intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2024, Bancorp had intangible assets of $16 million.

In assessing the potential for realization of DTAs, management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under tax law, including the use of tax planning strategies. We have concluded that, based on the level of positive evidence, it is more likely than not that at December 31, 2024 all DTAs will be realized. At December 31, 2024, Bancorp had DTAs totaling $72 million.

The impact of each of these impairment matters could have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties and through transactions with counterparties in the bank and non-bank financial services industries, including broker-dealers, commercial banks, investment banks and other institutional customers. As a result, defaults by, or even rumors or questions about, one or more bank or non-bank financial services companies, or the bank or non-bank financial services industries in general, could lead to market-wide liquidity problems and could result in losses or defaults by us or other institutions. These losses or defaults could have an adverse effect on our business, financial condition and results of operations.

The bank failures of early 2023, which included three of the four largest bank failures in U.S. history, created a liquidity crisis within the banking industry and temporarily raised questions amongst depositors regarding the soundness of the banking system generally. While Bancorp was not explicitly impacted by these failures, remaining well-capitalized and successfully managing the fluctuations in liquidity created by these events, any future bank failures, the failure of financial institutions with whom we have relationships, or related events and/or regulatory action stemming from such activity could adversely affect us.

Our mortgage banking line of business is highly dependent upon programs administered by the FNMA and FHLMC. Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations and cash flows.

Our ability to generate revenue through mortgage loan sales to institutional investors depends to a significant degree on programs administered by the FNMA and FHLMC. These entities play powerful roles in the residential mortgage industry and as a result, we have significant business relationships with them. Our status as an approved seller and servicer with both entities is subject to compliance with their selling and servicing guidelines.

Any discontinuation of, or significant reduction or material change in, the operation of the FNMA and FHLMC, or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of the FNMA or FHLMC would likely prevent us from originating and selling most, if not all, of our mortgage loan originations. Further, any change to the structure or operation of these agencies stemming from their potential exit from the government conservatorship and recapitalization could significantly impact our mortgage banking line of business.

Derivatives associated with our mortgage banking line of business subject us to interest rate and counter-party risks, which could adversely affect our business, financial condition and results of operations.

Mortgage banking derivatives used in the ordinary course of business consist primarily of mandatory forward sales contracts and interest rate lock loan commitments. Mandatory forward contracts represent future loan commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Interest rate lock loan commitments represent commitments to fund loans at a specific rate.

We are exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will decline or increase. To offset this interest rate risk, we enter into derivatives, such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. While the objective of this activity is to minimize the exposure to losses on rate lock loan commitments and loans held for sale due to market interest rate fluctuations, the net effect of derivatives on earnings depends on risk management activities and a variety of other factors, including: market interest rate volatility; the amount of rate lock commitments that close; the ability to fill the forward contracts before expiration; and the time period required to close and sell loans. The extent to which these derivatives do not offset each other could adversely affect our financial condition and results of operations.

Mandatory forward contracts also contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, we could potentially incur significant additional costs by replacing the positions at then-current market rates, adversely impacting our financial condition and results of operations.

Changing industry trends or regulations related to consumer deposit relationships could have an adverse impact on our financial condition and results of operations.

Competitive and regulatory factors surrounding the developing trend of financial institutions reducing or eliminating certain deposit account fees, particularly overdraft-related fees, presents a significant challenge to maintaining deposit-related non-interest income in the future and potentially threatens a revenue stream that has been in an industry-wide, regulation-driven decline for several years. Strategic decisions surrounding this trend may impact not only deposit-related income, but also deposit relationships in general, particularly for retail customers.

Any elimination of, or reduction or material change to, the fees we charge for certain deposit-related services could result in a significant decline of non-interest income. Failure to closely monitor, and appropriately adapt to, changes in industry practices and consumer behavior could have an adverse impact on our performance.

<u>Strategic Risks</u>

Acquisitions could adversely affect our business, financial condition and results of operations.

An institution that we acquire may have asset quality issues or contingent liabilities that we did not discover or fully recognize in the due diligence process, thereby resulting in unanticipated losses. Acquisitions of other institutions also typically require integration of different corporate cultures, loan and deposit products, pricing strategies, data processing systems and other technologies, accounting, compliance, internal audit and financial reporting systems, operating systems and internal controls, marketing programs and personnel of the acquired institution. The integration process is complicated and time consuming and could divert our attention from other business concerns and may be disruptive to our customers and customers of the acquired institution. Our failure to successfully integrate an acquired institution could result in loss of key customers and employees, and prevent us from achieving expected synergies and cost savings.

Further, exposure to new geographical markets in which Bancorp has limited brand recognition, history or general knowledge of, may also result in a failure to realize the anticipated or expected benefits of an acquisition.

Additionally, we may finance acquisitions with borrowed funds, thereby increasing our leverage and reducing liquidity, or with potentially dilutive issuances of equity securities.

Competition with other financial institutions could adversely affect profitability.

We operate in a highly competitive industry that could become even more so as a result of earnings pressure from peer organizations, legislative, regulatory and technological changes and continued consolidation. We face vigorous competition in price and structure of financial products from banks and other financial institutions. In recent years, credit unions have expanded their lending mix and now compete heavily with banks in the CRE lending market. Non-traditional providers' high risk tolerance for fixed rate, long-term loans could adversely affect our net loan growth and results of operations. We also compete with other non-traditional providers of financial services, such as brokerage firms and insurance companies. As internet-based financial services continue to grow in acceptance, we must remain relevant as an institution where consumers and businesses value personal service while other institutions offer these services without human interaction. The variety of sources of competition may reduce or limit our margins on banking services, increase operational costs through expanded product offerings, reduce market share and adversely affect our financial condition and results of operations.

We may not be able to attract and retain skilled people.

Our performance is dependent on our ability to attract and retain qualified employees. Competition for qualified employees in the industry and markets in which we engage can be intense, and we may not be able to retain or hire the individuals wanted or needed for certain positions. Changes in the labor market and general employment trends, including elevated employee attrition, labor availability and wage inflation, also present challenges to our ability to attract and retain qualified employees.

If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain the Company's competitive position, our performance, including the Company's competitive position, could suffer, and, in turn, adversely affect our business, financial condition or results of operations.

We are subject to liquidity risks.

Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure we have adequate liquidity to fund our operations. An inability to raise funds through deposits, FHLB advances and other borrowings, sales of investment securities, sales of loans and other sources could have a significant negative effect on our liquidity.

While our deposit portfolio represents our primary funding source, the availability of secondary funding sources, such as the FHLB, and other contingency funding sources depends on a number of factors, including our ability to pledge collateral that meets or exceeds required standards, the funding facilities our partnering financial institutions are both willing and able to provide, and Bancorp's financial condition and capital levels. The deterioration of any of these factors, among others, could result in the availability of secondary funding sources being reduced or eliminated altogether.

Prudently managing deposit and borrowing costs to maintain the liquidity necessary to profitably meet loan demand and operational needs is critical to our success. Any failure to manage the challenges associated with changing levels of liquidity could adversely impact our financial condition and results of operations.

Our ability to maintain and/or raise deposits is critical to our strategic goals. Any failure to successfully manage our deposit portfolio could have an adverse impact on our results of operations and financial condition.

Our deposit portfolio is our primary source of funding. As such, capitalizing on strategic opportunities and managing our overall funding costs are directly impacted by our ability to maintain and/or raise deposits. Deposit levels may be affected by several factors, including rates paid by us and/or bank and non-bank competitors, general interest rate levels, returns available to customers on alternative investments, general economic and market conditions and other factors. Successfully maintaining and/or growing our deposit portfolio depends on our ability to manage all related factors, which could necessitate offering interest rates on our deposit products that meet or exceed prevailing market rates and adversely impact our results of operations and financial condition.

We've experienced a shift in the mix of our deposit portfolio over the past two years, consistent with a higher interest rate environment. Customers have moved from non-interest or low-interest bearing deposits into higher yielding options, particularly time deposits and money market offerings, which has driven a substantial increase in the cost of deposits and overall funding. Further, alternative investment options for customers holding excess levels of liquidity, such as treasury bonds, have resulted in a portion of deposit balances being invested with non-bank competitors, such as brokerages. While we have generally not experienced fallout within the customer base as a result, such activity impacts our overall deposit levels.

Additionally, as a commercial bank, we are dependent on large commercial deposits. We consider the majority of these deposits to be core funds, as they represent long-standing, full-service relationships and are a testament to our commitment to partner with business customers by providing exemplary service and competitive products. However, a sudden shift in behavior or financial condition amongst our larger deposit customers resulting in balances being reduced or exiting Bancorp altogether could materially impact deposit levels and our overall funding strategy.

Our investment in tax credit partnerships may not generate expected or anticipated returns, which could have an adverse impact on our results of operations and financial condition.

We periodically invest in tax credit partnerships that generate federal income tax credits. The tax benefit of these investments is expected to exceed the amortization expense associated with them, resulting in a positive impact on net income. Such credits are subject to recapture by taxing authorities based on compliance requirements that must be met at the project level.

Any change or potential enactment of applicable tax code, or the inability of the projects to be completed or properly managed, depend on factors that are out of our control and could impact our ability to realize expected or anticipated returns. Should we not be able to realize the tax credits and other benefits associated with such investments, our results of operation and financial condition could be negatively impacted.

<u>Operational Risks</u>

Our risk management framework could prove ineffective, which could have an adverse effect on our business, results of operations and financial condition.

We have established a risk management framework to identify, assess and manage our risk exposure. Our enterprise-wide framework is designed to analyze the specific risks we are subject to by evaluating type, likelihood of occurrence and potential severity in an effort to determine levels of inherent risk. We then identify and evaluate the related controls, or lack thereof, around each identified risk to determine the levels of residual risk, subsequently deciding if our controls are sufficient or if any action is warranted.

Any failure or inability of our risk management framework to identify, assess or manage the risks we may be exposed to could have a material adverse effect on our business, results of operations or financial condition.

Our accounting policies and methods are critical to how we report our financial condition and results of operations. They require management to make estimates about matters that are uncertain.

Accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Management must exercise judgment in selecting and applying these accounting policies and methods so they comply with GAAP.

We have identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, or reducing a liability. We have established detailed policies and control procedures intended to ensure these critical accounting estimates and judgments are well-controlled and applied consistently.

Policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding judgments and estimates pertaining to these matters, there can be no assurances that actual our results will not differ from those estimates. See the section titled "*Critical Accounting Policies and Estimates*" in "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for more information.

An extended disruption of vital infrastructure could negatively impact our business, results of operations, and financial condition.

Our operations depend upon, among other things, infrastructure, including equipment and facilities. Extended disruption of vital infrastructure by fire, power loss, natural disaster, telecommunications failure, information systems breaches, corporate account take-over, terrorist activity or the domestic and foreign response to such activity, or other events outside of our control could have a material adverse impact on the financial services industry, the economy as a whole or on our financial condition and results of operations. Our business continuity plan may not work as intended or may not prevent significant interruption of operations. Occurrence of any failures or interruptions of information systems could damage our reputation, result in loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have an adverse effect on our financial condition and results of operations.

Security breaches could negatively impact our business, results of operations, and financial condition.

Our assets, which are at risk for cyber-attacks, include financial assets and non-public information belonging to customers. Cyber security risks include cyber espionage, blackmail, ransom, theft, and corporate account takeovers. We employ many preventive and detective controls to protect our assets, and provide mandatory recurring information security training for all employees. We have invested in multiple preventative tools in an attempt to protect customers from cyber threats and corporate account takeover and regularly provide educational information regarding cyber threats to customers. We utilize multiple third-party vendors who have access to our assets via electronic media. While we require third parties, many of whom are small companies, to have similar or superior controls in place, a breach of information could still occur. See the section titled "*Cybersecurity*" for more information related to our cybersecurity risk management practices.

Incidences of fraud could negatively impact our business, results of operations, and financial condition.

Fraud is a major, and increasing, operational risk for us and the banking industry generally. The sophistication and methods used to perpetuate fraud continue to evolve as technology changes. Activities of the Bank that subject Bancorp to risk of fraud by customers, employees, vendors, or members of the general public include ACH transactions, wire transactions, ATM/ITM transactions, checking transactions, card transactions and loan originations. While we continually evaluate and update our anti-fraud measures, some level of fraud loss is unavoidable and the risk of loss cannot be eliminated. Repeated incidences of fraud or a single large occurrence could adversely impact our reputation, financial condition and results of operations.

We are dependent upon outside third parties for processing and handling of the Company's records and data.

We rely on software developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. While we perform a review of controls instituted by applicable vendors over these programs in accordance with industry standards and perform testing of user controls, we rely on continued maintenance of controls by these third-party vendors, including safeguards over security of client data. We may incur a temporary disruption in our ability to conduct business or process transactions, or incur reputational damage, if a third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security could have a material adverse effect on our business. Further, if these third-party service providers experience difficulties, or should terminate their services, and we are unable to replace them on a timely basis, our business operations could be interrupted. If an interruption were to continue for a significant period of time, or if we incurred excessive costs involved with replacing third-party service provider, our business, financial condition and results of operations could be adversely affected.

Our ability to stay current on technological changes in order to compete and meet customer demands is constantly being challenged.

The financial services industry is constantly undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. Future success of Bancorp will depend, in part, upon our ability to address the needs of our customers by utilizing technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional operational efficiencies and greater privacy and security protection for customers and their personal information. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our customers. We rely on third party providers for many of our technology-driven banking products and services. Some of these companies may be slow to respond with upgrades or enhancements to their products to keep pace with improvements in technology or the introduction of competing products. Failure to successfully keep pace with technological change affecting the financial services industry could impair our ability to effectively compete to retain or acquire new business and could have an adverse impact on our business, financial position and results of operations.

Changes in customer use of banks could adversely affect our financial condition and results of operations.

The rapid evolution of non-bank alternatives for initiation and completion of financial transactions puts us at risk of losing sources of revenue and funding. The ability of customers to pay bills, deposit and transfer funds, and purchase assets without utilizing the banking system could result in loss of fee income, deposits, and loans. If we are unable to continue timely development of competitive new products and services, our financial condition and results of operations could be adversely affected.

<u>Regulatory and Legal Risks</u>

We operate in a highly regulated environment and may be adversely affected by changes to or lack of compliance with federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change to, or addition of, applicable regulations or federal or state legislation could have a substantial impact on our financial condition and results of operations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on the ability to pay dividends and the requirement to obtain regulatory approvals to proceed with certain aspects of our business plan, including branching and acquisitions.

We will be subject to increased regulation once our total consolidated assets exceed $10 billion.

As of December 31, 2024, Bancorp had total consolidated assets of $8.86 billion. However, should our total consolidated assets exceed $10 billion, we will become subject to increased regulatory requirements. These requirements include, but are not limited to, the following: (i) supervision, examination and enforcement by the CFPB with respect to consumer financial protection laws; (ii) enhanced methodologies for the determination of FDIC insurance assessments, which could result in higher assessment rates; (iii) limitations on interchange transaction fees for debit card transactions, which would reduce our interchange revenue; and (iv) adherence to enhanced regulatory and risk management frameworks.

Bancorp has incurred, and will continue to incur, costs associated with preparing for the heightened regulatory requirements of this threshold. Developing processes and procedures, designing and implementing additional internal controls, maintaining and adopting necessary technological capabilities and monitoring compliance with these requirements may result in additional personnel expense and the incurrence of other material costs, any of which could have a significant adverse effect on our business, financial condition, or results of operations.

Changes in tax laws and regulations may have an adverse impact on our financial condition and results of operations.

Any change or potential enactment of tax legislation, or changes in the interpretation of existing tax law, including provisions impacting tax rates, apportionment, consolidation or combination, income, expense, credits and exemptions may have a material adverse effect on our business, financial condition and results of operations.

Key provisions from the Tax Cuts and Jobs Act of 2017 are set to expire December 31, 2025. While the recent elections have generally been perceived as a positive for tax policy, any political gridlock regarding the structure of tax policy, the expiration, renewal or reformation of current tax provisions, or the proposal of additional changes to the tax code could present challenges or necessitate strategic changes for our business. Further, such changes, or delays in making crucial tax policy decisions, could have adverse repercussions for both our business and that of our customers.

Transactions between Bancorp and its former insurance subsidiary, the Captive, may be subject to certain IRS responsibilities and penalties.

The Captive, formerly a wholly owned subsidiary of Bancorp, was a Nevada-based captive insurance company that was taxed under Section 831(b) of the Internal Revenue Code. On April 10, 2023, the IRS issued a proposed regulation that would potentially classify section 831(b) captive activity as a, "listed transaction," and possibly disallow the related tax benefits, both prospectively and retroactively. The regulation was finalized in January 2025 and its impact is being evaluated by management. Bancorp elected not to renew the Captive in August of 2023 and ultimately dissolved the Captive in December of 2023. The finalization of the proposal and any disallowance of related tax benefits could negatively impact our financial condition and results of operations.

We are subject to litigation risk and reputational risk pertaining to fiduciary responsibility.

From time to time, customers may make claims and take legal action pertaining to our fiduciary responsibilities. Whether customer claims and legal action related to our fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our financial condition and results of operations.

Increasing scrutiny and evolving expectations from regulators, investors and other stakeholders with respect to our ESG practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from regulators, investors and other stakeholders related to their ESG practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG-related compliance costs could result in increases to our overall operational costs. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts to mitigate those impacts. Failure to adapt or comply with related legislation, regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, financial condition and results of operations.

<u>Risks Related to Owning Our Common Stock</u>

Our common stock price may fluctuate significantly, which could make it difficult to resell our common stock at times and/or prices acceptable to an investor.

The price of our common stock can fluctuate widely in response to various factors, some of which are beyond our control, and we expect our stock price will continue to fluctuate in the future. Factors impacting the price of our common stock include, but are not limited to:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about Bancorp, or the financial services industry in general, published by securities analysts;
- the failure of securities analysts to cover, or continue covering, our business;
- news reports relating to trends, concerns and other issues in the financial services industry or markets in general;
- perceptions in the marketplace regarding the Bancorp, or our reputation, competitors or other financial institutions;
- actual or anticipated sales or issuance of our equity or equity-related securities;
- our past and future dividend practices;
- departure of our management team or other key personnel;

- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize the anticipated benefits of acquisitions;
- existing or increased regulatory compliance requirements, changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of laws and regulations; and
- litigation and governmental investigations.

General market fluctuations, industry factors, economic and political conditions and events, inflation and economic slowdowns or recessions, interest rate changes and credit loss trends or fluctuations could also cause our stock price to decrease, regardless of operating results.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C.   Cybersecurity.

<u>Risk Management and Strategy</u>

Bancorp has established an Information Security program, which is overseen by the Director of Information Security and the Information Security Officer. This role reports to the Chief Risk Officer. The Information Security program is structured upon and informed by the Center for Internet Security, which aligns with the National Institute of Standards and Technology Cybersecurity Framework. The primary objectives of the Information Security program are to protect the confidentiality, integrity and availability of our information assets, comply with applicable laws, regulations, contractual obligations and manage significant risks arising from cybersecurity threats. These processes are integrated into the institution's overall risk management system, ensuring a unified approach to risk mitigation.

The Information Security program includes several key processes and functions such as access control monitoring, threat detection, vulnerability management, understanding the implications of technological changes, managing third-party relationships, and mandating employee awareness and education among other components. These activities aim to prevent avoidable errors, raise awareness, identify potential vulnerabilities, protect systems, detect security incidents and recover from any incidents that occur. These processes are continually updated and enhanced to keep pace with the evolving cybersecurity landscape.

To ensure effective risk management, Bancorp adopts the three lines of defense model, which consists of the following elements:

- The first line of defense is operational management, which is responsible for implementing and maintaining the Information Security program, as well as identifying and mitigating cybersecurity risks on a day-to-day basis.
- The second line of defense consists of the risk management and compliance functions, which provide oversight, guidance, and support to the first line of defense, as well as monitoring and reporting on the institution's cybersecurity posture and performance.
- The third line of defense is the internal audit function, which provides independent assurance of the effectiveness and adequacy of the Information Security program, as well as compliance with relevant policies, standards and regulations.

When necessary, the institution engages external assessors, consultants, and auditors with expertise in cybersecurity to evaluate and enhance its systems, policies and procedures. These external parties provide valuable insights into emerging threats and best practices, enhancing Bancorp's ability to adapt and respond effectively. Bancorp also undergoes reoccurring regulatory examinations, and identified issues are actively tracked and monitored for remediation.

In addition to external entities, Bancorp has internal oversight mechanisms to identify cybersecurity risks, including those associated with its use of third-party service providers and related downstream service providers. This includes thorough due diligence during vendor selection, ongoing monitoring, setting clear contractual obligations to uphold cybersecurity standards and other interventions necessary to address risk such as those addressed in Part I Item 1A *"Risk Factors."*

In the event of a security incident, Bancorp has developed an Incident Response Plan to guide necessary actions. The Incident Response Plan is a well-established document that is updated at least annually. It provides guidance before, during and after a confirmed or suspected security incident, outlining how to minimize the duration and damage of an incident, identifying a response team and streamlining actions to improve recovery time.

While Bancorp has not experienced any cybersecurity incidents that have materially affected its operations, it acknowledges the potential impact such risks could have on business strategy, financial condition and operational resilience. The institution remains vigilant, continuously evaluating and enhancing its cybersecurity measures to preemptively address any potential risks that could impact its operations or financial condition. This approach aligns with the institution's commitment to maintaining the trust and security of its stakeholders in an increasingly digital world.

Governance

Bancorp's Credit and Risk Committee, which includes board of director representation, maintains a robust oversight framework for evaluating and managing risks associated with cybersecurity threats. The committee convened four times during the year ended December 31, 2024 in order carry out its oversight responsibilities, engaging directly in discussions about cybersecurity risks to ensure they are comprehensively addressed within the institution's risk management framework. This included, but was not limited to, vulnerability trends, identified or potential third-party risks, risks precipitated by technological changes, confirmed or potential security incidents, policy and procedure changes, the organization's risk appetite, the FFIEC's Cybersecurity Assessment Tool, conclusions from the risk assessment, audit and regulatory reports, routine quarterly and annual reporting, as well as other notable key risk indicators.

The entire board of directors of Bancorp is actively involved in the oversight of the institution's cybersecurity risks. The Chair of the Credit and Risk Committee regularly reports the committee's activities to the board of directors. In addition, management reports to the board of directors on an as-needed basis concerning high-priority information security-related topics, such as cybersecurity incidents. This ensures that the board of directors is always informed and can provide strategic direction on significant cybersecurity matters.

A dedicated committee, the Information Security Risk Committee, is specifically responsible for overseeing cybersecurity threats and informing the decisions of the Credit and Risk Committee. The Information Security Risk Committee, comprising individuals with diverse expertise in technology, risk management and cybersecurity, meets monthly. They discuss a range of strategic topics, including vulnerability trends, identified or potential third-party risks, risks precipitated by technological changes, confirmed or potential security incidents and other items related to the institution's preparedness measures. The Information Security Risk Committee's purpose is to provide strategic direction for the Information Security program and to evaluate known risks based on Bancorp's existing controls and risk appetite.

Management also plays a crucial role in assessing and managing Bancorp's cybersecurity risks. Specific roles, such as the Information Security Officer and Director of Information Security, are tasked with monitoring, evaluating, and mitigating these risks in coordination with the Information Security Risk Committee. Both the Information Security Officer and Director of Information Security possess relevant expertise and experience in cybersecurity, enabling them to effectively navigate and respond to emerging threats. The Information Security Officer, who holds a Bachelor's degree in Computer Science and a Master's degree in Information Systems Security, along with several relevant industry certifications, has been with Bancorp for four years and has additional experience working in technology outside of the organization. The Director of Information Security, who also holds several relevant certifications, has been with Bancorp's Information Security department for 20 years and brings extensive experience with technology.

To keep the Information Security Risk Committee and Credit and Risk Committee informed, management ensures consistent and structured reporting mechanisms are in place. They regularly update these governing bodies on the prevention, detection and mitigation of cybersecurity incidents. This reporting includes detailed insights into the institution's cybersecurity posture, ongoing initiatives and any necessary adjustments or enhancements to existing measures.

The communication between management, the Information Security Risk Committee, and the Credit and Risk Committee facilitates a holistic understanding of cybersecurity risks, ensuring proactive measures are in place to safeguard Bancorp's operations, preserve its financial stability, and maintain the trust of its stakeholders.

Item 2.   **Properties.**

The corporate headquarters of Bancorp are located at 1040 East Main Street, Louisville, Kentucky, a complex that also serves as the Bank's main branch. Bancorp's operations center is located at a separate location in Louisville. At December 31, 2024, in addition to the main office complex and the operations center, Bancorp owned 45 branches, seven of which are located on leased land. At that date, Bancorp also leased 19 branches. Of the 72 total banking locations, 40 are located in our home market of the Louisville MSA, while 19, eight and five are located in our Central Kentucky, Cincinnati and Indianapolis MSAs, respectively.

Item 3.   **Legal Proceedings.**

In the ordinary course of operations, Bancorp and the Bank are defendants in various legal proceedings. There is no proceeding pending or, to the knowledge of management, threatened in which an adverse decision could result in a material adverse change in the business or consolidated financial position of Bancorp or the Bank.

Item 4.   **Mine Safety Disclosures.**

NA

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancorp's common stock is traded on the NASDAQ under the ticker symbol SYBT. On December 31, 2024, Bancorp had approximately 2,100 shareholders of record, and approximately 17,981 beneficial owners holding shares in nominee or "street" name.

The following table shows information relating to the repurchase of shares of common stock by Bancorp during the three months ended December 31, 2024.

	Total number of shares purchased (1)		Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs		Average price paid per share	Maximum number of shares that may yet be purchased under the plans or programs
October 1 - October 31	2,050	$	51.64	—	$	—	
November 1 - November 30	15,456		76.31	—		—	
December 1 - December 31	496		71.61	—		—	
Total	18,002	$	73.37	—	$	—	741,196

> (1)   Shares repurchased during the three-month period ended December 31, 2024 represent shares withheld to pay taxes due.

In May 2023, Bancorp's Board of Directors approved a share repurchase program authorizing the repurchase of 1 million shares, or approximately 4% of Bancorp's total common shares outstanding at the time. Stock repurchases are expected to be made from time to time on the open market or in privately negotiated transactions, subject to applicable securities laws. The plan, which will expire in May 2025 unless otherwise extended or completed at an earlier date, does not obligate the Company to repurchase any specific dollar amount or number of shares prior to the plan's expiration. No shares were repurchased in 2023, nor in 2024. Approximately 741,000 shares remain eligible for repurchase.

There were no equity securities of the registrant sold without registration during the quarter covered by this report.

On February 18, 2025, the Board of Directors declared a quarterly cash dividend of $0.31 per common share.

The following performance graphs and data shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed soliciting material or subject to Regulation 14A of the Exchange Act or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

The first graph compares performance of Bancorp's Common Stock to the Russell 2000 Index, the S&P U.S. BMI Banks – Midwest Region Index and the KBW NASDAQ Bank Index for the last five fiscal years. The graph assumes the value of the investment in Bancorp's Common Stock and in each index was $100 at December 31, 2019 and that all dividends were reinvested.

In addition to the five-year period presented, the ten-year period is presented because it provides additional perspective, and Bancorp management believes that longer-term performance is of interest. The ten-year graph assumes the value of the investment in Bancorp's Common Stock and in each respective index was $100 at December 31, 2014 and that all dividends were reinvested.



Index	Period Ending 12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Stock Yards Bancorp, Inc.	$ 100.00	$ 101.66	$ 163.64	$ 169.60	$ 137.64	$ 195.77
Russell 2000 Index	100.00	119.96	137.74	109.59	128.14	142.93
S&P U.S. BMI Banks - Midwest Region Index	100.00	85.98	113.59	98.03	100.08	122.10
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60



Index	Period Ending 12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Stock Yards Bancorp, Inc.	$ 100.00	$ 116.44	$ 222.01	$ 182.14	$ 162.89	$ 209.67	$213.16	$ 343.10	$ 355.59	$ 288.58	$ 410.48
Russell 2000 Index	100.00	95.59	115.95	132.94	118.30	148.49	178.13	204.53	162.73	190.28	212.23
S&P U.S. BMI Banks - Midwest Region Index	100.00	101.52	135.64	145.76	124.47	161.93	139.22	183.94	158.74	162.06	197.72
KBW NASDAQ Bank Index	100.00	100.49	129.14	153.15	126.02	171.55	153.86	212.83	167.29	165.80	227.48

Item 6.   [RESERVED]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Stock Yards Bancorp, Inc. ("Bancorp" or "the Company"), is a FHC headquartered in Louisville, Kentucky and is engaged in the business of banking through its wholly owned subsidiary, Stock Yards Bank & Trust Company ("SYB" or "the Bank"). Bancorp, which was incorporated in 1988 in Kentucky, is registered with, and subject to supervision, regulation and examination by, the Board of Governors of the Federal Reserve System. As Bancorp has no significant operations of its own, its business and the business of SYB are essentially the same. The operations of SYB are fully reflected in the consolidated financial statements of Bancorp. Accordingly, references to "Bancorp" in this document may encompass both the holding company and the Bank. All significant inter-company transactions and accounts have been eliminated in consolidation.

SYB, established in 1904, is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets through 72 full service banking center locations. The Bank is registered with, and subject to supervision, regulation and examination by the FDIC and the Kentucky Department of Financial Institutions.

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of three unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings exchanged for subordinated debentures with similar terms to the TPS.

As a result of its acquisition of Kentucky Bancshares, Inc. on May 31, 2021, Bancorp became the 100% successor owner of a Nevada-based insurance captive taxed under Section 831(b) of the Internal Revenue Code. On April 10, 2023, the IRS issued a proposed regulation that would potentially classify section 831(b) captive activity as a, "listed transaction," and possibly disallow the related tax benefits, both prospectively and retroactively. The regulation was finalized in January 2025 and its impact is being evaluated by management. Bancorp elected not to renew the Captive in August of 2023 and ultimately dissolved the Captive in December of 2023. The Captive's activity is included in the Company's consolidated financial statements and was included in its 2023 federal income tax return. The Captive's activity served to reduce Bancorp's ETR by 0.20% and 0.29% for the years ended December 31, 2023 and 2022, respectively.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in LFA, a Bowling Green, Kentucky-based wealth management services company. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the quarter and year ended December 31, 2022. This acquired line of business was not within the Company's geographic footprint and ultimately did not align with the Company's long-term strategic model. Net income related to LFA and attributable to Bancorp's 60% interest, excluding the pre-tax loss on disposition noted above, totaled $483,000 for the year ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying footnotes presented in Part II Item 8 "*Financial Statements and Supplementary Data*." To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of Bancorp's future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management's expectations.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements relating to future results of Bancorp that are considered "forward-looking" as defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally, but not exclusively, contained in Part II Item 7 "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and Part I Item 1A "*Risk Factors.*"

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by the statement. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "can," "conclude," "continue," "could," "estimate," "expect," "forecast," "foresee," "goal," "intend," "may," "might," "outlook," "possible," "plan," "predict," "project," "potential," "seek," "should," "target," "will," "will likely," "would," or other similar expressions. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control.

Forward-looking statements detail management's expectations regarding the future and are based on information known to management only as of the date the statements are made and management undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date forward-looking statements are made, except as required by applicable regulation.

There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include, among other things:

- Changes in, or forecasts of, future political and economic conditions, inflation or recession and efforts to control related developments;
- changes in laws and regulations or the interpretation thereof;
- accuracy of assumptions and estimates used in establishing the ACL for loans, ACL for off-balance sheet credit exposures and other estimates;
- impairment of investment securities;
- impairment of goodwill, MSRs, other intangible assets and/or DTAs;
- ability to effectively navigate an economic slowdown or other economic or market disruptions;
- changes in fiscal, monetary, and/or regulatory policies;
- changes in tax polices including but not limited to changes in federal and state statutory rates;
- behavior of securities and capital markets, including changes in interest rates, market volatility and liquidity;
- ability to effectively manage capital and liquidity;
- long-term and short-term interest rate fluctuations, as well as the shape of the U.S. Treasury yield curve;
- the magnitude and frequency of changes to the FFTR implemented by the Federal Open Market Committee of the FRB;
- competitive product and pricing pressures;
- projections of revenue, expenses, capital expenditures, losses, EPS, dividends, capital structure, etc.;
- integration of acquired financial institutions, businesses or future acquisitions;
- changes in the credit quality of Bancorp's customers and counterparties, deteriorating asset quality and charge-off levels;
- changes in technology instituted by Bancorp, its counterparties or competitors;
- changes to or the effectiveness of Bancorp's overall internal control environment;
- adequacy of Bancorp's risk management framework, disclosure controls and procedures and internal control over financial reporting;
- changes in applicable accounting standards, including the introduction of new accounting standards;
- changes in investor sentiment or behavior;
- changes in consumer/business spending or savings behavior;
- ability to appropriately address social, environmental and sustainability concerns that may arise from business activities;
- occurrence of natural or man-made disasters or calamities, including health emergencies, the spread of infectious diseases, pandemics or outbreaks of hostilities, and Bancorp's ability to deal effectively with disruptions caused by the foregoing;
- ability to maintain the security of its financial, accounting, technology, data processing and other operational systems and facilities;
- ability to withstand disruptions that may be caused by any failure of its operational systems or those of third parties;

- ability to effectively defend itself against cyberattacks or other attempts by unauthorized parties to access information of Bancorp, its vendors or its customers or to disrupt systems; and
- other risks and uncertainties reported from time-to-time in Bancorp's filings with the SEC, including Part I Item 1A "*Risk Factors.*"

Issued but Not Yet Effective Accounting Standards Updates

For disclosure regarding the impact to Bancorp's financial statements of issued-but-not-yet-effective ASUs, see the footnote titled "*Summary of Significant Accounting Policies*" of Part II Item 8 "*Financial Statements and Supplementary Data.*"

Critical Accounting Policies and Estimates

Bancorp's consolidated financial statements and accompanying footnotes have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods.

Management continually evaluates its accounting policies and estimates that it uses to prepare the consolidated financial statements. In general, management's estimates and assumptions are based on historical experience, accounting and regulatory guidance, and information obtained from independent third-party professionals. Actual results may differ from those estimates made by management.

Critical accounting policies are those that management believes are the most important to the portrayal of Bancorp's financial condition and operating results and require management to make estimates that are difficult, subjective and complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the financial statements. These factors include, among other things, whether the estimates have a significant impact on the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including independent third parties or available pricing, sensitivity of the estimates to changes in economic conditions and whether alternative methods of accounting may be utilized under GAAP. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with Bancorp's Audit Committee. As of December 31, 2024, the significant accounting policy considered the most critical in preparing Bancorp's consolidated financial statements is the determination of the ACL on loans.

Allowance for Credit Losses on Loans and Provision for Credit Losses

For purposes of establishing the general reserve of the ACL, Bancorp stratifies the loan portfolio into homogeneous groups of loans that possess similar loss potential characteristics and calculates the net amount expected to be collected over the life of the loans to estimate the credit losses in the loan portfolio. Bancorp's methodologies for estimating the ACL on loans consider available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts.

The ACL on loans is established through credit loss expense charged to current earnings. The amount maintained in the ACL reflects management's estimate of the net amount not expected to be collected on the loan portfolio at the balance sheet date over the life of the loan. The ACL is comprised of specific reserves assigned to certain loans that do not share general risk characteristics and general reserves on pools of loans that do share general risk characteristics. Factors contributing to the determination of specific reserves include the creditworthiness of the borrower and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan's initial effective interest rate, an expected loss ratio based on historical losses adjusted as appropriate for qualitative factors, or the fair value of the collateral for certain collateral-dependent loans.

Provision for credit losses can be subject to volatility as ACL calculations and the resulting expense are significantly impacted by changes in CECL model assumptions, such as macroeconomic factors and conditions, credit quality and loan portfolio composition and growth.

Business Segment Overview

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking, credit card services and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

Overview – Operating Results (FTE)

The following table presents an overview Bancorp's financial performance for the years ended December 31, 2024, 2023 and 2022:

Years Ended December 31,				Variance			
(dollars in thousands, except per share data)	2024	2023	2022	2024 / 2023		2023 / 2022	
Net income available to stockholders	$ 114,539	$ 107,748	$ 92,972	6	%	16	%
Diluted earnings per share	$ 3.89	$ 3.67	$ 3.21	6	%	14	%
ROA	1.37%	1.39%	1.25%	(2)	bps	14	bps
ROE	12.77%	13.44%	12.58%	(67)	bps	86	bps

Additional discussion follows under the section titled "*Results of Operations.*"

General highlights for the year ended December 31, 2024 compared to December 31, 2023:

- In 2024, Bancorp set the following financial <u>records</u>:
  - o Net income of $114.5 million, and as a result, diluted EPS of $3.89, besting the previous records of $107.7 million and diluted EPS of $3.67 from 2023.
  - o Total revenue, comprising net interest income (FTE) and non-interest income, of $352.6 million, surpassing the previous record of $340.1 million in 2023.
  - o Strong loan production drove $749 million, or 13%, of loan growth, leading to record total loans of $6.52 billion at December 31, 2024.
  - o WM&T revenue of $42.8 million, driven by strong equity market appreciation and higher estate fee income and served to offset a net new business decline.
  - o Debit and credit card income of $20.1 million, consistent with higher transaction volume, growth in the customer base and larger processor incentives.
  - o Treasury management fee income of $11.1 million, consistent with customer base expansion, increased transaction volume, record international services fee income and new product sales.
  - o Net investment product sales commissions and fee income of $3.6 million stemming from organic growth and general market appreciation.
- Net income totaled $114.5 million for year ended December 31, 2024, resulting in diluted EPS of $3.89, compared to net income of $107.7 million for the year ended December 31, 2023, which resulted in diluted EPS of $3.67.
  - o Record results for the year ended December 31, 2024 compared to the prior year were driven by significant organic loan growth, a higher interest rate environment and the continued growth of Bancorp's diversified non-interest revenue streams.
  - o While interest income benefitted from higher interest rates in 2024, an increase in the cost of funds stemming from intense deposit competition/pricing pressure, as well as increased borrowing activity, had a substantial impact on results for the year ended December 31, 2024 compared to the prior year.

- While NIM decreased 8 bps to 3.31% for the year ended December 31, 2024 compared to 3.39% for the prior year, net interest income (FTE) increased $9.5 million, or 4%, compared to the prior year, reaching a record $257.4 million.
  - Interest income experienced a $66.0 million, or 19%, increase over the prior year associated with the benefits of higher yields and average earning asset growth, outpacing the $56.5 million, or 57%, increase in interest expense driven by the rising cost of funds and growth in interest-bearing liabilities.
  - As a result of deposit pricing pressure/competition, Bancorp has continued to experience a significant shift in the deposit mix, as non-interest bearing deposits and lower-yielding deposits have migrated to higher-yielding options, particularly time deposits, driving a substantial increase in the overall cost of deposits. Further, continued loan growth and deposit balance fluctuations necessitated more borrowing activity in 2024 compared to the prior year, contributing to the overall increase in interest expense.
  - Yields on interest earning assets increased 56 bps, or 12%, to 5.31% for the year ended December 31, 2024 compared to 4.75% for the prior year. However, these yields were outpaced by the cost of interest bearing liabilities, which expanded 76 bps, or 39%, to 2.73% compared to 1.97% for the prior year, driving net interest spread and NIM compression.
- Total loans increased $749 million, or 13%, compared to December 31, 2023, driven by growth in most categories over the past year. Average loans increased $663 million, or 12%, for the year ended December 31, 2024 compared to the same period of the prior year.
- Bancorp's ACL on loans increased $8 million, or 10%, compared to December 31, 2023. Provision for credit losses on loans totaled $8.8 million for the year ended December 31, 2024, compared to $12.5 million for the prior year.
  - Provision for the year ended December 31, 2024 was attributed mainly to substantial loan growth and to a lesser extent, an improved unemployment forecast and other factors within the CECL model. Further, net charge offs of $1.2 million were recorded for the year ended December 31, 2024.
  - Provision for credit losses on loans for the prior year period were driven by substantial loan growth, a flat unemployment forecast and other factors within the CECL model. Bancorp also recorded net charge offs of $6.6 million for the year ended December 31, 2023, driven by the charge off of two isolated and unrelated C&I relationships.
- Total deposits increased $496 million, or 7%, at December 31, 2024 compared to December 31, 2023. While total deposit growth was experienced compared to the prior year, a continued shift in the deposit base mix was also experienced, as pricing pressure/competition for deposits remained strong during the year.
  - Interest-bearing deposits increased $588 million, or 11%, for the year ended December 31, 2024 compared to the prior year, led in part by a $255 million, or 26%, increase in time deposits associated with Bancorp's successful promotional product offerings, offsetting a $92 million, or 6%, decline in non-interest bearing deposits.
- Non-interest income increased $3.0 million, or 3%, for the year ended December 31, 2024, compared to the prior year, attributed largely to strong WM&T revenue, treasury management fees and card income.
- Non-interest expenses increased $10.4 million, or 6%, for the year ended December 31, 2024, compared to the prior year, driven by higher compensation and employee benefit expenses associated with annual merit-based salary increases and higher bonus levels, full-time employee growth and higher health insurance claims activity, in addition to increased technology and communication expense, attributed to various security and compliance-related software upgrades.
- Bancorp's efficiency ratio (FTE) for the year ended December 31, 2024 was 56.20% compared to 55.23% for the prior year. The increase in this ratio was the result of non-interest expense growth (on a percentage basis) outpacing net interest income and non-interest income expansion, as net interest income was hampered by rising funding costs. See the section titled *"Non-GAAP Financial Measures"* for a reconcilement of non-GAAP to GAAP measures.

Total stockholder's equity to total assets was 10.61% as of December 31, 2024 compared to 10.50% at December 31, 2023. Total equity increased to $940 million in 2024, driven by net income of $114.5 million and a small improvement in AOCI, offset partially by $36 million of dividends declared. The small improvement in AOCI from December 31, 2023 to December 31, 2024 was the result of the changing interest rate environment and its corresponding impact on the valuation of the AFS debt securities portfolio. Further, a $2.5 million increase in retained earnings was recorded in relation to the adoption of ASU 2023-02 effective January 1, 2024.

TCE is a measure of a company's capital, which is useful in evaluating the quality and adequacy of capital. Bancorp's ratio of TCE to total tangible assets was 8.44% as of December 31, 2024, compared to 8.09% at December 31, 2023, the improvement driven mainly by growth in stockholder's equity associated with the year's strong operating results and to a much smaller extent, the positive change in AOCI related to the valuation of the AFS debt securities portfolio. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

General highlights for the year ended December 31, 2023 compared to December 31, 2022:

- In 2023, Bancorp set the following financial <u>records</u>:
    - Net income of $107.7 million, and as a result, diluted EPS of $3.67, besting the previous records of $93.0 million and diluted EPS of $3.21 from 2022.
    - Total revenue, comprising net interest income (FTE) and non-interest income, of $340.1 million, surpassing the previous record of $323.4 million in 2022.
    - Record loan production, which drove $565 million, or 11%, of organic loan growth, leading to record total loans of $5.77 billion at December 31, 2023.
    - WM&T revenue of $39.8 million, which was driven by solid net new business growth and strong fourth quarter performance within the equity and fixed income markets.
    - Debit and credit card income of $19.4 million, consistent with organic and acquisition-related growth in transaction volume and customer base, in addition to larger processor incentives.
    - Treasury management fee income of $10.0 million, led by strong transaction volume, organic and acquisition-related expansion of the customer base, new product sales and expanded international revenue.
    - Net investment product sales commissions and fee income of $3.2 million stemming from organic growth and the full year impact of acquisition-related activity.
- Net income totaled $107.7 million for year ended December 31, 2023, resulting in diluted EPS of $3.67, compared to net income of $93.0 million for the year ended December 31, 2022, which resulted in diluted EPS of $3.21. The year ended December 31, 2022 was significantly impacted by the CB acquisition.
    - Record results for the year ended December 31, 2023 compared to the prior year were driven by significant organic growth, the full year impact of acquisition-related activity, the benefit to interest income of rising interest rates compared to the prior year and the continued growth of Bancorp's diversified non-interest revenue streams.
    - While interest income benefitted from rising interest rates in 2023, an increase in the cost of funds stemming from deposit contraction and pricing pressure, as well as increased borrowing activity, had a substantial impact on results for the year ended December 31, 2023 compared to the prior year.
    - Bancorp completed its acquisition of CB on March 7, 2022. At the time of acquisition and net of purchase accounting adjustments, CB had approximately $1.34 billion in total assets, $632 million in loans, $247 million in investment securities and $1.12 billion in deposits. The year ended December 31, 2022 represented approximately 10 months of activity associated with the CB acquisition, including $19.5 million in merger expenses and $4.4 million in credit loss expense attributed to the acquired loan portfolio, which weighed heavily on prior year results.
- NIM increased 4 bps to 3.39% for the year ended December 31, 2023 compared to 3.35% for the prior year, consistent with average balance sheet expansion and upward movement in interest rates experienced during the year. Net interest income (FTE) totaled $247.9 million for the year ended December 31, 2023, representing an increase of $13.6 million, or 6%, over the prior year.
    - Despite increased net interest income and NIM, net interest spread declined 43 bps to 2.78% for the year ended December 31, 2023 compared to the prior year. Rising deposit costs and increased borrowing activity drove a substantial increase in the cost of funds, which increased 157 bps to 1.97% for the year ended December 31, 2023, compared to 0.40% for the prior year.
- Total loans increased $565 million, or 11%, for the year ended December 31, 2023 compared to the prior year, with notable growth in CRE and Residential real estate being driven by a year of record loan production.
- Bancorp's ACL on loans increased $6 million, or 8%, compared to December 31, 2022. Provision for credit losses on loans totaled $12.5 million for the year ended December 31, 2023, compared to $9.7 million for the prior year.
    - In addition to substantial loan growth, a flat unemployment forecast and other factors within the CECL model, Bancorp also recorded net charge offs of $6.6 million for the year ended December 31, 2023, driven by the charge off of two isolated and unrelated C&I relationships.
    - Provision for credit losses on loans for the prior year period included $4.4 million of expense related to the acquired loan portfolio, and to a lesser extent, a deteriorating economic forecast.
- Total deposits increased $279 million, or 4%, at December 31, 2023 compared to December 31, 2022. While total deposit growth was experienced compared to the prior year, there was significant shift in the deposit base mix, as customers migrated from non-interest bearing products into higher-yielding alternatives and pricing pressure related to deposits intensified during the year.
    - Interest-bearing deposits increased $681 million, or 15%, for the year ended December 31, 2023 compared to the prior year, led by a $511 million increase in time deposits associated with Bancorp's successful promotional product offerings, offsetting a $402 million, or 21%, decline in non-interest bearing deposits.

- Non-interest income increased $3.1 million, or 3%, for the year ended December 31, 2023 compared to the prior year. While virtually all traditional non-interest income revenue streams experienced significant increases over the year ended December 31, 2022, the prior year benefitted from non-recurring gains totaling $4.4 million associated with the sale of acquired properties.

- Non-interest expenses decreased $4.0 million, or 2%, for the year ended December 31, 2023 compared to the prior year. Non-interest expenses in general remained well-controlled and consistent with expansion, strong performance and continued investment in technology. The prior year included $19.5 million of merger expenses associated with the CB acquisition.

- Bancorp's efficiency ratio (FTE) for the year ended December 31, 2023 was 55.23% compared to 59.30% for the year ended December 31, 2022. The elevated ratio for the prior year was the result of one-time merger-related expenses recorded in relation to the CB acquisition. Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales and calls of investment securities, as well as net gains (losses) on sales of acquired premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses. Bancorp's adjusted efficiency ratio for the year ended December 31, 2023 was 54.84% compared to 53.61% for the year ended December 31, 2022. See the section titled *"Non-GAAP Financial Measures"* for a reconcilement of non-GAAP to GAAP measures.

Total stockholder's equity to total assets was 10.50% as of December 31, 2023 compared to 10.14% at December 31, 2022. Total equity increased to $858 million in 2023, driven by net income of $107.7 million and a $23 million positive change in AOCI, offset partially by $35 million of dividends declared. The increase in AOCI from December 31, 2022 to December 31, 2023 was the result of the changing interest rate environment and its corresponding impact on the valuation of the AFS debt securities portfolio.

Potential Challenges for 2025:

We have identified the following potential challenges for fiscal year 2025:

- Pricing pressure and competition for both loans and deposits will continue to present challenges in 2025, driven by uncertainty within the current interest rate environment, a flattened/inverted yield curve and overall liquidity management.
  - While the higher rate environment experienced in 2024 led to higher yields for the loan portfolio and other earning assets, it also resulted in higher funding costs. Depositors continued migrating from non-interest bearing or lower-yielding deposits to higher-yielding alternatives. Further, substantial loan growth and deposit fluctuations resulted in increased borrowing activity, which drove funding costs higher.
  - During 2024, the yield curve started to flatten after a prolonged period of inversion. Inverted and/or flattened yield curves create a general pricing mismatch between the rates earned on longer-term loans and investments and the rates paid on shorter-term deposits and borrowings, which generally results in NIM compression. While Bancorp began to experience NIM expansion in the second half of the year after several quarters of compression, to the extent the yield curve remains flat or battles inversion, NIM growth could be challenged in 2025.
  - Successfully funding loan growth will require us to manage liquidity in a cost-effective manner and could depend largely on our ability to raise and maintain deposits, which will present challenges in the current environment. While other sources of funding are available, they are typically more expensive than in-market deposit relationships and the extent to which they are utilized could increase our overall funding costs.
- Continued monetary policy changes by the FRB and the corresponding impact on local, national and global economic conditions could present numerous challenges in 2025. While recent projections indicate that the FRB will slow or halt interest rate reductions in 2025, the timing and magnitude of any future policy changes could have a significant impact on results in the coming year.
- While the economic outlook for 2025 is generally positive, expectations are regularly changing as new economic data becomes available. Further, a new presidential administration creates additional uncertainties, although many of the anticipated policy changes are expected to be fiscally expansionary. The resulting impact of new policies, or policy changes, implemented by the new administration, especially those concerning fiscal and tax policy, could affect general economic conditions, our business and that of our customers.
- Net loan growth will remain a top priority for us in 2025. This will be impacted by competition, prevailing interest rates, economic conditions, line of credit utilization and loan prepayments. We believe there is continued opportunity for loan growth in all of our markets. Our ability to deliver attractive loan growth over the long-term is critical to our overall success.
- The continued development of the relationships and opportunities in our newer markets remains a priority for 2025. The Company's growing footprint has allowed us to provide broader product offerings, increased lending capabilities and an expanded branch delivery system to existing and prospective customers alike, creating solid growth opportunities and a larger platform for future expansion. Prioritizing the development of the opportunities afforded by recent acquisitions will play a major role in delivering strong operating results in the coming year.
- We derive significant non-interest income from WM&T services. Most of these fees are based upon the market value of AUM at respective period ends. Absent fixed income and equity market movements, growing this revenue stream may prove challenging, as competition to attract new customers and retain existing customers remains intense. Growth in market values of AUM and fees is dependent upon positive returns in the overall capital markets, which could be threatened should economic conditions worsen. We have no control over market volatility.
- We have experienced substantial increases in other non-interest income revenue streams over the past several years, such as treasury management fees, card income and brokerage services. A meaningful portion of this growth can be attributed to the customer bases acquired in recent years, as well as our exposure to newer markets. To the extent we have already successfully capitalized on the related opportunities, the growth experienced recently may trend back to more normal levels. Continuing to successfully grow our diversified non-interest revenue streams will be critical to our success in 2025.
- Over the past several years, our asset quality metrics have trended within a relatively low range, periodically exceeding benchmarks and reaching historically strong levels. We realize that current asset quality metrics remain solid and, recognizing the cyclical nature of the lending business and current economic conditions, we anticipate this trend will likely normalize over time.

Results of Operations

Net Interest Income - Overview

As is the case with most banks, Bancorp's primary revenue sources are net interest income and fee income from various financial services provided to customers. Net interest income is the difference between interest income earned on loans, investment securities and other interest earning assets less interest expense on deposit accounts and other interest bearing liabilities. Loan volume and interest rates earned on those loans are critical to overall profitability. Similarly, deposit volume is crucial to funding loans and rates paid on deposits directly impact profitability. New business volume is influenced by numerous economic factors including market interest rates, business spending, liquidity, consumer confidence and various competitive conditions within the marketplace. The discussion that follows is based on FTE net interest income data.

Interest income, yields and ratios on a FTE basis are considered non-U.S. GAAP financial measures. Management believes net interest income on a FTE basis provides insight into net interest margin for comparison purposes. The FTE basis also allows management to assess to comparability of revenue arising from both taxable and tax-exempt sources. The FTE basis assumes a federal corporate income tax rate of 21%.

Comparative information regarding net interest income follows:

As of and for the Years Ended December 31, *(dollars in thousands)*	**2024**	**2023**	**2022**	**Variance** 2024 / 2023	**Variance** 2023 / 2022
Net interest income	$ 257,040	$ 247,332	$ 233,383	4 %	6 %
Net interest income (FTE)*	257,400	247,869	234,267	4 %	6 %
Net interest spread (FTE)*	2.58%	2.78%	3.21%	(20) bps	(43) bps
Net interest margin (FTE)*	3.31%	3.39%	3.35%	(8) bps	4 bps
Average interest earning assets	$ 7,778,600	$ 7,303,763	$ 6,987,365	7 %	5 %
Average interest bearing liabilities	$ 5,712,522	$ 5,052,106	$ 4,538,911	13 %	11 %
Five year Treasury note rate at year end	4.38%	3.84%	3.99%	54 bps	(15) bps
Average five year Treasury note rate	4.13%	4.06%	3.00%	7 bps	106 bps
Prime rate at year end	7.50%	8.50%	7.50%	(100) bps	100 bps
Average Prime rate	8.31%	8.20%	4.85%	11 bps	335 bps
One month term SOFR at year end	4.33%	5.35%	4.36%	(102) bps	99 bps
Average one month term SOFR	5.11%	5.07%	1.99%	4 bps	308 bps

**See table titled, "Average Balance Sheets and Interest Rates (FTE)" for detail of Net interest income (FTE).*

NIM and net interest spread calculations in the preceding table exclude the sold portion of certain participation loans, which totaled $2 million, $4 million and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively. These sold loans are on Bancorp's balance sheet as required by GAAP because Bancorp retains some form of effective control; however, Bancorp receives no interest income on the sold portion. These participation loans sold are excluded from NIM and spread analysis, because Bancorp believes it provides a more accurate depiction of loan portfolio performance.

At December 31, 2024, Bancorp's loan portfolio consisted of approximately 67% fixed and 33% variable rate loans. At inception, most of Bancorp's fixed rate loans are priced in relation to the five year treasury note. Bancorp's variable rate loans are typically indexed to either Prime or one month term SOFR, generally repricing as those rates change. At December 31, 2024, approximately 59% and 41% of Bancorp's variable rate loan portfolio was indexed to Prime and SOFR, respectively.

Prime rate, the five year Treasury note rate, and one month term SOFR are included in the preceding table to provide a general indication of the interest rate environment Bancorp has operated in during the past three years, a period marked by dramatic changes in interest rates. In March 2022, the FRB began a rate hike strategy aimed at taming inflation, which had reached its highest levels in decades, and exiting the near-zero interest rate environment of the pandemic era. This resulted in the FFTR being increased a total of 525 basis points in just under a year and a half, taking it from a range of 0.00% - 0.25% to a range of 5.25% - 5.50% by July 2023. Prime increased from 3.25% to 8.50% over this same period.

Interest rates remained at these levels until September 2024, when the FRB implemented its first rate reduction in over four years, beginning its attempt to avoid recession and pilot a "soft landing," with three separate decreases of the FFTR over the final four months of year, ultimately lowering the FFTR a total of 100 bps. The FFTR stood at a range of 4.25% - 4.50%, and Prime at 7.50%, as of December 31, 2024.

Bancorp experienced significant benefit from the rate increases enacted in 2022, as the majority of Bancorp's variable rate loans rose above their 4.00% floors and deposit rates remained relatively low. However, as interest rates continued to rise in 2023, the positive impact rising rates had on the loan portfolio began to be offset by higher deposit rates stemming from intense pricing pressure and competition, which began to drive NIM compression. While this trend continued into 2024, significant average loan growth and the benefit of higher rates upon average interest earning assets eventually managed to outpace rising funding costs in the latter half of the year, as deposit cost expansion began to moderate.

While recent projections indicate that the FRB will slow or halt interest rate reductions in 2025, Bancorp expects ongoing pricing pressure/competition for both loans and deposits and general liquidity management to be the primary challenges to NIM and net interest income growth in 2025.

Discussion of 2024 vs 2023:

Net interest spread (FTE) and NIM (FTE) were 2.58% and 3.31%, for the year ended December 31, 2024, compared to 2.78% and 3.39% for the prior year, respectively. NIM during the year ended December 31, 2024 was significantly impacted by the following:

- The higher interest rate environment that has served to benefit interest-earning assets simultaneously drove NIM compression, as the cost of deposits and other funding sources rose. While the FFTR was reduced a total of 100 bps to a range of 4.25% - 4.50% over the last 4 months of 2024, it had previously remained at a range of 5.25% - 5.50% since mid-2023, resulting in an inverted interest rate yield curve for an extended period of time. Although it improved some during the year, it remains to be seen how FRB rate actions will impact the interest rate yield curve in 2025.

- Pricing pressure/competition for deposits drove a significant increase in the cost of funds and shift in Bancorp's deposit mix, as depositors sought higher yielding deposit alternatives. While expansion of the cost of funding has moderated in tandem with interest rate decreases, lower liquidity levels within the banking industry generally may continue to drive pricing pressure/competition for deposits.

- Significant loan growth over the past 12 months has positively impacted interest income and average interest-earning asset growth, which Bancorp elected to fund with deposit and non-deposit sources, namely scheduled investment security maturities and FHLB borrowings.

Net interest income (FTE) increased $9.5 million, or 4%, for the year December 31, 2024 compared to the prior year, as significant average loan growth and the benefit of higher yields upon average interest earning assets managed to outpace rising funding costs stemming from intense pricing pressure/competition for deposits and increased borrowing activity.

Total average interest earning assets increased $475 million, or 7%, for the year ended December 31, 2024, as compared to the prior year, attributed to substantial average loan growth that was partially offset by a decline in average investment securities associated with scheduled maturities and normal amortization. As a result of a higher interest rate environment, the average rate earned on total interest earning assets climbed 56 bps to 5.31%.

- Average total loan balances increased $663 million, or 12%, for the year ended December 31, 2024, compared to the prior year, driven by contributions from every loan category and every market.

- Average investment securities declined $205 million, or 12%, for the year ended December 31, 2024 compared to the prior year, mainly the result of significant scheduled maturities within the treasury portfolio, and to a lesser extent, normal amortization activity. This activity has benefitted interest-earning asset yields and overall NIM, as the low-yielding treasury security maturities shifted into higher-yielding interest-bearing cash and ultimately helped fund Bancorp's substantial loan growth.

- Average FFS and interest bearing due from bank balances increased $14 million, or 8%, for the year ended December 31, 2024, as a result of the previously mentioned liquidity provided by the investment securities portfolio and increased FHLB borrowing activity, which was partially offset by loan funding.

Total interest income (FTE) increased $66.0 million, or 19%, to $413.2 million for the year ended December 31, 2024, as compared to the prior year.

- Interest and fee income (FTE) on loans increased $67.2 million, or 22%, to $369.6 million for the year ended December 31, 2024, compared to the prior year, driven by the higher rate environment and significant average loan growth. The yield on the overall loan portfolio increased 49 bps to 6.07% for the year ended December 31, 2024 compared to 5.58% for the prior year.

- Consistent with the decline in average investment securities, there was a $2.8 million, or 8%, decrease in interest income (FTE) on the portfolio for the year ended December 31, 2024 compared to the prior year. The corresponding yield on the portfolio increased 10 bps, or 5%, to 2.15% for the year ended December 31, 2024, compared to 2.05% for the prior year, due to the maturity of lower-yielding treasury securities.

- Interest income on FFS and interest bearing due from bank balances increased $845,000, or 10%, for the year ended December 31, 2024, stemming mainly from the higher FFTR experienced for most of the year. The yield on these assets increased 7 bps to 5.19% for the year ended December 31, 2024 compared to the prior year.

Total average interest bearing liabilities increased $660 million, or 13%, to $5.71 billion for the year ended December 31, 2024 compared to the prior year.

- Average interest bearing deposits increased $545 million, or 12%, for the year ended December 31, 2024 compared to prior year. Bancorp experienced a $358 million, or 49%, increase in average time deposits and a $144 million, or 13%, increase in average money market deposits compared to the prior year period, as a result of depositors seeking higher-yielding deposit products in the higher rate environment.

- Average FHLB advances increased $89 million, or 32%, for the year ended December 31, 2024 compared to the prior year. In an effort to secure longer-term funding at a more favorable rate, Bancorp began utilizing a $200 million term advance in conjunction with three separate interest rate swaps of varying maturities during 2023. An additional interest rate swap was added during 2024 for the same purpose, bringing the total related advances to $300 million as of December 31, 2024. Bancorp also utilized overnight borrowings more heavily in 2024 to fund loan growth and manage deposit fluctuations.

- Average SSUAR increased $31 million, or 25%, for the year ended December 31, 2024 compared to the prior year, as customers were attracted to the collateralized protection provided by this product.

Total interest expense increased $56.5 million, or 57%, for the year ended December 31, 2024 compared to the prior year, driven by a significant rise in rates paid on deposits and increased borrowing activity. As a result, the cost of interest bearing liabilities increased 76 bps to 2.73% for the year ended December 31, 2024 compared to the prior year.

- Total interest bearing deposit expense increased $52.0 million, or 64%, as a result of deposit rate increases, $38.3 million of which was attributed to time deposit and money market deposits, as customers continued to shift to higher-yielding deposit products. This activity resulted in an 82 bps increase in the cost of interest bearing deposits for the year ended December 31, 2024 compared to the prior year. While Bancorp expects pricing pressure/competition to continue into the coming quarters, the pace of deposit cost expansion began to moderate in the second half of 2024.

- Interest expense on FHLB borrowings increased $3.7 million, or 29%, for the year ended December 31, 2024, as compared to the prior year, driven by both increased borrowing activity and higher costs associated with overnight borrowings.

- Interest expense on SSUAR increased $1.3 million, or 64%, for the year ended December 31, 2024 compared to the prior year, consistent with average balance growth and rising rates.

Discussion of 2023 vs 2022:

Net interest spread (FTE) and NIM (FTE) were 2.78% and 3.39%, for the year ended December 31, 2023 compared to 3.21% and 3.35% for the year ended December 31, 2022, respectively. NIM during the year ended December 31, 2023 was significantly impacted by the following:

- The rapidly rising interest rate environment that has evolved from the sustained, pandemic-driven lows experienced beginning in 2020. The FFTR was lowered to a range of 0% - 0.25% in March of 2020, which resulted in Prime dropping to 3.25%, where it remained until the FRB's first hike in mid-March 2022. The FFTR stood at a range of 5.25% - 5.50%, and Prime at 8.50%, as of December 31, 2023, as a result of aggressive interest rate action from the FRB during 2022 and 2023.
- The positive impact of rising interest rates on interest-earning assets, which drove a substantial increase in interest income across all interest-earning asset categories.
- A significant increase in the cost of funds, as depositors migrated to higher yielding deposit alternatives, competition for deposits intensified and Bancorp's borrowing activity increased, which partially offset the growth of yields on interest-earning assets noted above.
- Balance sheet expansion stemming from both organic growth and the full year impact of acquisition-related activity for the year ended December 31, 2023 compared to the prior year.

Net interest income (FTE) increased $13.6 million, or 6%, for the year ended December 31, 2023 compared to the same period of 2022, attributed largely to significant organic loan growth, the full year impact of acquisition-related activity and the benefits of a rising interest rate environment, which more than offset rising funding costs.

Total average interest earning assets increased $316 million, or 5%, to $7.30 billion for the year ended December 31, 2023, as compared to year ended December 31, 2022, with the average rate earned on total interest earning assets increasing 114 bps to 4.75%.

- Average total loan balances increased $604 million, or 13%, for the year ended December 31, 2023, compared to the prior year. Average non-PPP loan growth of $648 million, or 14%, was driven by strong organic growth and the full year impact of acquisition-related activity, which was partially offset by a $44 million, or 83%, decline in average PPP loan balances resulting from SBA forgiveness activity.

- Average investment securities grew $17 million, or 1%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, attributed to a combination of strategically deploying excess liquidity through further investment and the full year impact of acquisition-related activity, which was partially offset by normal amortization and maturity activity. Investment security purchases during 2023 were minimal.

- Average FFS and interest bearing due from bank balances decreased $313 million, or 66%, for the year ended December 31, 2023, as loan growth and average total deposit contraction led to lower levels of liquidity compared to the prior year.

Total interest income (FTE) increased $94.7 million, or 37%, to $347.2 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

- Interest and fee income (FTE) on loans increased $85.7 million, or 40%, to $302.4 million for the year ended December 31, 2023, compared to the prior year, driven by the rising rate environment and both organic and acquisition-related growth, which more than offset a $4.6 million, or 95%, decline in PPP-related income. The yield on the overall loan portfolio increased 108 bps to 5.58% for the year ended December 31, 2023, compared to 4.50% for the year ended December 31, 2022.

- Growth in average investment securities led to a $5.5 million, or 19%, increase in interest income (FTE) for the year ended December 31, 2023 compared to the prior year, driving a 30 bps, or 17%, increase in the corresponding yield on the investment portfolio. The increased yield on the investment securities portfolio was driven by the benefit of investments purchased in the prior year once rates began to rise and the continued amortization and maturity of lower-yielding securities.

- Interest income on FFS and interest bearing due from bank balances increased $2.4 million, or 40%, for the year ended December 31, 2023, as rising short-term interest rates more than offset a $313 million decline in related average balances. The yield on these assets increased 386 bps to 5.12% for the year ended December 31, 2023 compared to the same period of 2022, stemming from the dramatic increase in the FFTR over the preceding year.

Total average interest bearing liabilities increased $513.2 million, or 11%, to $5.05 billion for the year ended December 31, 2023 compared with the year ended December 31, 2022, with the total average cost increasing 157 bps to 1.97%.

- Average interest bearing deposits increased $223 million, or 5%, for the year ended December 31, 2023 compared to the prior year. The increase stemmed mainly from an increase in time deposits during 2023 attributed to general customer migration to higher-yielding deposit alternatives and Bancorp's promotional offerings, which has been partially offset by contraction in other interest bearing deposit categories.

- Average FHLB advances totaled $280 million for the year ended December 31, 2023. Bancorp utilized overnight borrowings during 2023 based on changing liquidity needs. Bancorp also utilized rolling term advances in conjunction with three separate interest rate swaps during the year ended December 31, 2023 in an effort to secure longer-term funding at a more favorable rate. The minimal FHLB advance activity that occurred in the prior year was the result of utilizing a one-week cash management advance at year-end for short-term liquidity purposes, which represented the only FHLB advance used during 2022.

- Average subordinated debentures totaled $26.6 million for the year ended December 31, 2023. The subordinated debentures were added as a result of the CB acquisition during the first quarter of 2022.

Total interest expense increased $81.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022, driven by substantial deposit rate increases and increased borrowing activity, and to a lesser extent, acquisition-related expansion. As a result, the cost of interest bearing liabilities increased 157 bps to 1.97% for the year ended December 31, 2023 compared to the prior year.

- Total interest bearing deposit expense increased $65.2 million, mainly as a result aforementioned deposit rate increases, resulting in a 140 bps increase in the cost of interest bearing deposits for the year ended December 31, 2023 compared to the prior year.

- Interest expense of $12.8 million was recorded in relation to FHLB borrowings for the year ended December 31, 2023, driven by the increased borrowing activity previously noted. Interest expense of $12,000 was recorded for the year ended December 31, 2022, which stemmed entirely from a one-week cash management advance utilized at year-end.

- Interest expense totaling $2.2 million was recorded for the year ended December 31, 2023, as a result of the subordinated debentures added through the prior year acquisition, approximately $397,000 stemming from purchase accounting-related mark-to-market amortization. Interest expense totaling $1.1 million was recorded for the year ended December 31, 2022, $331,000 stemming from the purchase accounting-related mark-to-market amortization.

Average Balance Sheets and Interest Rates (FTE)

Years ended December 31, *(dollars in thousands)*	2024 Average Balance	Interest	Average Rate	2023 Average Balance	Interest	Average Rate	2022 Average Balance	Interest	Average Rate
Interest earning assets:									
Federal funds sold and interest bearing due from banks	$ 178,252	$ 9,256	5.19 %	$ 164,314	$ 8,411	5.12 %	$ 477,341	$ 6,018	1.26 %
Mortgage loans held for sale	5,508	232	4.21	6,822	211	3.09	8,835	190	2.15
Investment securities:									
Taxable	1,404,272	29,896	2.13	1,602,335	32,706	2.04	1,594,942	27,302	1.71
Tax-exempt	78,400	1,943	2.48	85,304	1,957	2.29	75,382	1,851	2.46
Total securities	1,482,672	31,839	2.15	1,687,639	34,663	2.05	1,670,324	29,153	1.75
Federal Home Loan Bank stock	26,386	2,306	8.74	22,123	1,560	7.05	11,741	505	4.30
SBA Paycheck Protection Program (PPP) loans	3,496	35	1.00	8,877	242	2.73	52,704	4,798	9.10
Non-PPP loans	6,082,286	369,571	6.08	5,413,988	302,146	5.58	4,766,420	211,872	4.45
Total loans	6,085,782	369,606	6.07	5,422,865	302,388	5.58	4,819,124	216,670	4.50
Total interest earning assets	7,778,600	413,239	5.31	7,303,763	347,233	4.75	6,987,365	252,536	3.61
Less allowance for credit losses on loans	84,390			78,352			65,672		
Non-interest earning assets:									
Cash and due from banks	74,148			80,061			90,481		
Premises and equipment, net	111,975			102,895			106,631		
Bank owned life insurance	88,073			85,746			68,325		
Goodwill	194,074			194,074			188,949		
Accrued interest receivable and other	214,259			87,387			62,801		
Total assets	$8,376,739			$7,775,574			$7,438,880		
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$2,376,181	$ 48,065	2.02 %	$2,277,001	$ 34,262	1.50 %	$2,218,416	$ 9,186	0.41 %
Savings	426,615	1,187	0.28	483,245	1,308	0.27	538,971	638	0.12
Money market	1,259,356	38,776	3.08	1,115,331	24,077	2.16	1,140,025	5,284	0.46
Time	1,091,037	45,513	4.17	732,998	21,938	2.99	487,981	1,304	0.27
Total interest bearing deposits	5,153,189	133,541	2.59	4,608,575	81,585	1.77	4,385,393	16,412	0.37
Securities sold under agreements to repurchase	154,387	3,432	2.22	123,111	2,087	1.70	122,154	567	0.46
Federal funds purchased	8,812	471	5.34	13,794	689	4.99	9,357	154	1.65
Federal Home Loan Bank advances	369,331	16,444	4.45	280,068	12,768	4.56	274	12	4.38
Subordinated debentures	26,803	1,951	7.28	26,558	2,235	8.42	21,733	1,124	5.17
Total interest bearing liabilities	5,712,522	155,839	2.73	5,052,106	99,364	1.97	4,538,911	18,269	0.40
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	1,504,844			1,763,157			2,053,213		
Accrued interest payable and other	262,402			158,718			107,958		
Total liabilities	7,479,768			6,973,981			6,700,082		
Stockholders' equity	896,971			801,593			738,798		
Total liabilities and stockholder's equity	$8,376,739			$7,775,574			$7,438,880		
Net interest income		$ 257,400			$ 247,869			$ 234,267	
Net interest spread			2.58 %			2.78 %			3.21 %
Net interest margin			3.31 %			3.39 %			3.35 %

Supplemental Information - Total Company Average Balance Sheets and Interest Rates (FTE)

- *Average loan balances include the principal balance of non-accrual loans, as well as unearned income such as loan premiums, discounts, fees/costs and exclude participation loans accounted for as secured borrowings. Participation loans averaged $3 million, $4 million and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively.*

- *Interest income on a FTE basis includes additional amounts of interest income that would have been earned if investments in certain tax-exempt interest earning assets had been made in assets subject to federal taxes yielding the same after-tax income. Interest income on municipal securities and tax-exempt loans has been calculated on a FTE basis using a federal income tax rate of 21%. Approximate tax equivalent adjustments to interest income were $360,000, $537,000 and $884,000 for the years ended December 31, 2024, 2023 and 2022, respectively.*

- *Interest income includes loan fees of $6.3 million ($35,000 associated with the PPP), $5.2 million ($242,000 associated with the PPP) and $10.3 million ($4.2 million associated with the PPP) for the years ended December 31, 2024, 2023 and 2022, respectively. Interest income on loans may be impacted by the level of prepayment fees collected and net accretion income related to loans purchased. Net accretion income/ (amortization expense) related to acquired loans totaled $2.2 million, $2.4 million and $2.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.*

- *Net interest income, the most significant component of Bancorp's earnings, represents total interest income less total interest expense. The level of net interest income is determined by mix and volume of interest earning assets, interest bearing deposits and borrowed funds, and changes in interest rates.*

- *NIM represents net interest income on a FTE basis as a percentage of average interest earning assets.*

- *Net interest spread (FTE) is the difference between taxable equivalent rates earned on interest earning assets less the cost of interest bearing liabilities.*

- *The fair market value adjustment on investment securities resulting from ASC 320, Investments – Debt and Equity Securities is included as a component of other assets.*

The following table illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities impacted Bancorp's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume) and (iii) net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate. Tax-equivalent adjustments are based on a federal income tax rate of 21%. The change in interest due to both rate and volume has been allocated to the change due to rate and the change due to volume in proportion to the relationship of the absolute dollar amounts of the change in each.

Rate/Volume Analysis (FTE)

| | Year ended December 31, 2024 Compared to Year ended December 31, 2023 | | | Year ended December 31, 2023 Compared to Year ended December 31, 2022 | | |
| | Total Net Change | Increase (Decrease) Due to | | Total Net Change | Increase (Decrease) Due to | |
(in thousands)		Rate	Volume		Rate	Volume
Interest income:						
Federal funds sold and interest bearing due from banks	$ 845	$ 123	$ 722	$ 2,393	$ 8,471	$ (6,078)
Mortgage loans held for sale	21	67	(46)	21	71	(50)
Investment securities:						
Taxable	(2,810)	1,362	(4,172)	5,404	5,277	127
Tax-exempt	(14)	151	(165)	106	(127)	233
Federal Home Loan Bank stock	746	413	333	1,055	443	612
SBA Paycheck Protection Program (PPP) loans	(207)	(111)	(96)	(4,556)	(2,083)	(2,473)
Non-PPP Loans	67,425	28,206	39,219	90,274	58,935	31,339
Total interest income	66,006	30,211	35,795	94,697	70,987	23,710
Interest expense:						
Deposits:						
Interest bearing demand	13,803	12,253	1,550	25,076	24,827	249
Savings	(121)	36	(157)	670	742	(72)
Money market	14,699	11,282	3,417	18,793	18,910	(117)
Time	23,575	10,523	13,052	20,634	19,666	968
Total interest bearing deposits	51,956	34,094	17,862	65,173	64,145	1,028
Securities sold under agreements to repurchase	1,345	741	604	1,520	1,516	4
Federal funds purchased	(218)	45	(263)	535	434	101
Federal Home Loan Bank advances	3,676	(305)	3,981	12,756	1	12,755
Subordinated debt	(284)	(304)	20	1,111	821	290
Total interest expense	56,475	34,271	22,204	81,095	66,917	14,178
Net interest income	$ 9,531	$ (4,060)	$ 13,591	$ 13,602	$ 4,070	$ 9,532

Asset/Liability Management and Interest Rate Risk

Managing interest rate risk is fundamental for the financial services industry. The primary objective of interest rate risk management is to neutralize effects of interest rate changes on net income. By considering both on and off-balance sheet financial instruments, management evaluates interest rate sensitivity with the goal of optimizing net interest income within the constraints of prudent capital adequacy, liquidity needs, market opportunities and customer requirements.

Interest Rate Simulation Sensitivity Analysis

Bancorp uses an earnings simulation model to estimate and evaluate the impact of an immediate change in interest rates on earnings in a one-year forecast. The simulation model is designed to reflect dynamics of interest earning assets and interest bearing liabilities. By estimating effects of interest rate fluctuations, the model can approximate interest rate risk exposure. This simulation model is used by management to gauge approximate results given a specific change in interest rates at a given point in time. The model is therefore a tool to indicate earnings trends in given interest rate scenarios and may not indicate actual or expected results.

The results of the interest rate sensitivity analysis performed as of December 31, 2024 were derived from conservative assumptions Bancorp uses in its model, particularly in relation to deposit betas, which measure how responsive management's deposit repricing may be to changes in market rates based on historical data. Management uses different betas in the rising and falling rate scenarios in an effort to best simulate expected earnings trends.

Bancorp's interest rate sensitivity analysis details that increases in interest rates of 100 and 200 bps would have a positive effect on net interest income, while decreases in interest rates of 100 and 200 bps would have a negative impact. These results depict a slightly asset-sensitive interest rate risk profile. The increase in net interest income in the rising rate scenarios is primarily due to variable rate loans and short-term investments repricing more quickly than deposits and short-term borrowings. Net interest income decreases in the falling rate scenarios because rates on non-maturity deposits cannot be lowered sufficiently to offset the decline in interest income associated with assets that immediately reprice as rates fall.

	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points
% Change from base net interest income at December 31, 2024	-5.28%	-2.77%	3.80%	7.51%

Bancorp's loan portfolio is currently composed of approximately 67% fixed and 33% variable rate loans, with the fixed rate portion pricing generally based on a spread to the five year treasury note at the time of origination and the variable portion pricing based on an on-going spread to Prime (approximately 60%) or one month term SOFR (approximately 40%).

Periodically, Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value, with changes in fair value recorded in other non-interest income as interest rates fluctuate. Because of matching terms of offsetting contracts, in addition to collateral provisions which mitigate the impact of non-performance risk, changes in fair value subsequent to initial recognition have a minimal effect on earnings and are therefore not included in the simulation analysis results above. For additional information see the footnote titled *"Assets and Liabilities Measured and Reported at Fair Value."*

In addition, Bancorp periodically uses derivative financial instruments as part of its interest rate risk management, including interest rate swaps. These interest rate swaps are designated as cash flow hedges as described in the footnote titled "*Derivative Financial Instruments.*" For these derivatives, the effective portion of gains or losses is reported as a component of OCI and is subsequently reclassified into earnings as an adjustment to interest expense in periods in which the hedged forecasted transaction affects earnings.

Provision for Credit Losses

Provision for credit losses on loans at December 31, 2024 represents the amount of expense that, based on Management's judgment, is required to maintain the ACL for loans at an appropriate level under the CECL model. The determination of the amount of the ACL for loans is complex and involves a high degree of judgment and subjectivity. See the footnote titled "*Summary of Significant Accounting Policies*" for detailed discussion regarding Bancorp's ACL methodology by loan segment.

An analysis of the changes in the ACL on loans, including provision, and selected ratios follow:

As of and for the years ended December 31, *(dollars in thousands)*	2024	2023	2022
Beginning balance	$ 79,374	$ 73,531	$ 53,898
Acquired PCD loans (goodwill adjustment)	—	—	9,950
Adjusted beginning balance - ACL on loans	79,374	73,531	63,848
Provision for credit losses on loans	8,800	12,471	5,253
Provision for credit losses on loans - acquired loans	—	—	4,429
Total provision for credit losses on loans	8,800	12,471	9,682
Total charge-offs	(2,776)	(7,512)	(2,307)
Total recoveries	1,545	884	2,308
Net loan (charge-offs) recoveries	(1,231)	(6,628)	1
Ending balance	$ 86,943	$ 79,374	$ 73,531
Average total loans	$ 6,085,782	$ 5,422,865	$ 4,819,124
Provision for credit losses on loans to average total loans (1)	0.14%	0.23%	0.20%
Net loan (charge-offs) recoveries to average total loans (1)	-0.02%	-0.12%	0.00%
ACL on loans to total loans	1.33%	1.38%	1.41%
ACL on loans to average total loans	1.43%	1.46%	1.53%

(1) Ratios are not annualized.

Discussion of 2024 vs 2023:

The ACL for loans totaled $87 million as of December 31, 2024 compared to $79 million at December 31, 2023, representing an ACL to total loans ratio of 1.33% and 1.38% for the respective periods.

Provision expense for credit losses on loans of $8.8 million was recorded for the year ended December 31, 2024, which was driven mainly by strong loan growth, net charge offs of $1.2 million, and to a much lesser extent, an improved unemployment forecast and other factors within the CECL model.

Provision expense for credit losses on loans of $12.5 million was recorded for the year ended December 31, 2023. In addition to strong loan growth, a flat unemployment forecast and other factors within the CECL allowance model, provision expense for the year ended December 31, 2023 was impacted significantly by net charge offs of $6.6 million. Net charge off activity for the year ended December 31, 2023 was attributed mainly to the charge off of two isolated and unrelated C&I relationships, one of which was fully reserved for in a prior period.

While separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, the ACL for off balance sheet credit exposures also experienced an increase between December 31, 2023 and December 31, 2024. Provision expense of $925,000 was recorded for the year ended December 31, 2024, driven largely by an increase in expected future utilization within the C&D portfolio. The ACL for off balance sheet credit exposures totaled $6.8 million as of December 31, 2024.

Provision for credit loss expense for off balance sheet credit exposures of $1.3 million was recorded for the year ended December 31, 2023, driven largely by the addition of new C&D and C&I lines of credit. The ACL for off balance sheet credit exposures totaled $5.9 million as of December 31, 2023.

Bancorp's loan portfolio is well-diversified with no significant concentrations of credit. Geographically, most loans are extended to borrowers in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets. The adequacy of the ACL is monitored on an ongoing basis and it is the opinion of management that the balance of the ACL at December 31, 2024 is adequate to absorb probable losses inherent in the loan portfolio as of the financial statement date.

Discussion of 2023 vs 2022:

The ACL for loans totaled $79 million as of December 31, 2023 compared to $74 million at December 31, 2022, representing an ACL to total loans ratio of 1.38% and 1.41% for those periods, respectively. Based on the 100% SBA guarantee of the PPP loan portfolio, which totaled $4 million at December 31, 2023 and $19 million at December 31, 2022, Bancorp did not reserve for potential losses for these loans within the ACL.

Provision expense for credit losses on loans of $12.5 million was recorded for the year ended December 31, 2023. In addition to strong loan growth, a flat unemployment forecast and other factors within the CECL allowance model, provision expense for the year ended December 31, 2023 was driven by net charge offs $6.6 million. Elevated net charge off activity for the year ended December 31, 2023 was attributed mainly to the charge off of two isolated and unrelated C&I relationships, one of which was fully reserved for in a prior period.

Provision expense (excluding acquisition-related activity) of $5.3 million was recorded for the year ended December 31, 2022. Significant loan growth, inflation and recession-based increases in the projected unemployment rate forecast, along with qualitative factor updates related to the potential impact of rising rates on the C&I portfolio, were the main drivers of expense within the CECL model for 2022. Further, net charge off/recovery activity for the year ended December 31, 2022 was minimal.

Credit loss expense recorded for the acquired CB loan portfolio totaled $4.4 million in 2022, bringing total provision for credit losses on loans to $9.7 million for the year. Further, the ACL for loans was also increased $10 million as a result of the PCD loan portfolio added through the CB acquisition during the first quarter of 2022, with the corresponding offset recorded to goodwill (as opposed to provision expense).

The ACL for off balance sheet credit exposures also increased between December 31, 2022 and December 31, 2023. Provision for credit loss expense for off balance sheet credit exposures of $1.3 million was recorded for the year ended December 31, 2023, driven largely by the addition of new C&D and C&I lines of credit. The ACL for off balance sheet credit exposures totaled $5.9 million as of December 31, 2023.

Provision for credit loss expense for off balance sheet credit exposures (excluding acquisition-related activity) of $575,000 was recorded for the year ended December 31, 2022, driven largely by the addition of new lines of credit, and thus increased availability, within the C&D portfolio. The ACL for off balance sheet credit exposures was also increased $500,000 during the first quarter of 2022 as a result of the CB acquisition, with the offset recorded to goodwill (as opposed to provision expense). The ACL for off balance sheet credit exposures totaled $4.5 million as of December 31, 2022.

Non-Interest Income

| *(dollars in thousands)* | | | | Variance | | | |
| | | | | 2024 / 2023 | | 2023 / 2022 | |
Years Ended December 31,	**2024**	**2023**	**2022**	**$**	**%**	**$**	**%**
Wealth management and trust services	$ 42,843	$ 39,802	$ 36,111	$ 3,041	8 %	$ 3,691	10 %
Deposit service charges	8,906	8,866	8,286	40	0	580	7
Debit and credit card income	20,082	19,438	18,623	644	3	815	4
Treasury management fees	11,064	10,033	8,590	1,031	10	1,443	17
Mortgage banking income	3,858	3,705	3,210	153	4	495	15
Loss on sale of securities AFS	—	(44)	—	44	NM	(44)	NM
Net investment products sales commissions and fees	3,571	3,205	3,063	366	11	142	5
Bank owned life insurance	2,443	2,253	1,597	190	8	656	41
Gain (loss) on sale of premises and equipment	(100)	(30)	4,341	(70)	233	(4,371)	NM
Other	2,563	4,992	5,328	(2,429)	(49)	(336)	(6)
Total non-interest income	$ 95,230	$ 92,220	$ 89,149	$ 3,010	3 %	$ 3,071	3 %

Discussion of 2024 vs 2023:

Total non-interest income increased $3.0 million, or 3%, for the year ended December 31, 2024 compared to the same period of 2023. Non-interest income comprised 27% of total revenue, defined as net interest income and non-interest income, for the years ended both December 31, 2024 and 2023, respectively. WM&T revenue comprised 45% of total non-interest income for the year ended December 31, 2024 compared to 43% for the same period of 2023, respectively.

WM&T Services:

The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size. WM&T revenue increased $3.0 million, or 8%, for the year ended December 31, 2024, as compared with the same period of 2023, consistent with strong equity market appreciation and higher estate fee income, which more than offset a decline in net new business expansion.

Net new business refers to revenue generated from newly acquired customers, excluding revenue from upselling or cross-selling to existing active customers. It plays a crucial role in expanding Bancorp's financial base and ensuring long-term sustainability and success. During the third quarter of 2024, the WM&T department experienced negative net new business for the first time in several years, driven in large part to attrition associated with employee retirements and market competition. Total WM&T revenue is currently projected to increase over the next twelve months, although not at levels experienced in the past, as projected moderate market growth would more than offset the potential negative impact from the previously mentioned attrition and an expected decline in non-recurring estate fees. Positions impacted by attrition have been filled and Bancorp expects WM&T to begin experiencing positive net new business in the coming quarters.

Recurring fees earned for managing accounts are based on a percentage of market value of AUM and are typically assessed on a monthly basis. Recurring fees, which generally comprise the vast majority of WM&T revenue, increased $2.6 million, or 7% for the year ended December 31, 2024, as compared with the same period of 2023. The increase was driven largely by equity market appreciation over the past year.

A portion of WM&T revenue, most notably estate and certain employee benefit plan-related fees, are non-recurring in nature and the timing of these revenues corresponds with the related administrative activities. For this reason, such fees are subject to greater period over period fluctuation. Total non-recurring fees increased $432,000 for the year ended December 31, 2024, as compared with the same period of 2023, driven by increased estate fee income.

AUM, stated at market value, totaled $7.07 billion at December 31, 2024 compared with $7.16 billion at December 31, 2023. The decrease in AUM between December 31, 2023 and December 31, 2024 is attributed mainly to the previously mentioned decline in net new business.

Contracts between WM&T and their customers do not permit performance-based fees and accordingly, none of the WM&T revenue is performance based. Management believes the WM&T department will continue to factor significantly in Bancorp's financial results and provide strategic diversity to revenue streams.

Detail of WM&T Services Income by Account Type:

(in thousands)

Years Ended December 31,	2024		2023		2022	
Investment advisory	$	17,034	$	15,639	$	13,697
Personal trust		14,584		14,048		13,213
Personal investment retirement		7,675		6,858		6,186
Company retirement		1,662		1,524		1,520
Foundation and endowment		1,344		1,174		1,051
Custody and safekeeping		238		292		310
Brokerage and insurance services		29		11		67
Other		277		256		67
Total WM&T services income	$	42,843	$	39,802	$	36,111

The preceding table demonstrates that WM&T fee revenue is concentrated within investment advisory and personal trust accounts. WM&T fees are predominantly based on AUM and tailored for individual/company accounts and/or relationships with fee structures customized based on account type and other factors, with larger relationships paying a lower percentage of AUM in fees. For example, recurring AUM fee structures are in place for investment management, irrevocable and revocable trusts, personal investment retirement accounts and accounts holding only fixed income securities. WM&T also provides company retirement plan services, which can consist of a one-time conversion fee with recurring AUM fees to follow. While there are also fee structures for estate settlements, income received is typically non-recurring in nature. Fee structures are agreed upon at the time of account opening and any subsequent revisions are communicated in writing to the customer. As previously mentioned, WM&T fees earned are not performance-based nor are they based on investment strategy or transactions.

Assets Under Management by Account Type:

Total AUM (not included on balance sheet) decreased from $7.16 billion at December 31, 2023 to $7.07 billion at December 31, 2024 as follows:

(in thousands)	December 31, 2024						December 31, 2023					
	Managed		Non-managed (1)		Total		Managed		Non-managed (1)		Total	
Investment advisory	$	2,645,233	$	66,026	$	2,711,259	$	2,591,561	$	72,028	$	2,663,589
Personal trust		1,475,683		408,602		1,884,285		1,922,294		459,103		2,381,397
Personal investment retirement		937,493		21,536		959,029		848,800		17,854		866,654
Company retirement		54,626		679,539		734,165		57,486		510,294		567,780
Foundation and endowment		497,890		7,383		505,273		471,609		23,413		495,022
Subtotal	$	5,610,925	$	1,183,086	$	6,794,011	$	5,891,750	$	1,082,692	$	6,974,442
Custody and safekeeping		—		271,491		271,491		—		185,638		185,638
Total AUM	$	5,610,925	$	1,454,577	$	7,065,502	$	5,891,750	$	1,268,330	$	7,160,080

(1) Non-managed assets represent those for which the WM&T department does not hold investment discretion.

As of December 31, 2024 and 2023, approximately 79% and 82%, respectively, of total AUM were actively managed. Company retirement plan accounts primarily consist of participant-directed assets. The amount of custody and safekeeping accounts are insignificant to overall WM&T operations.

Managed Trust AUM by Class of Investment:

(in thousands)	December 31, 2024	December 31, 2023
Interest bearing deposits	$ 460,521	$ 442,820
Treasury and government agency obligations	194,461	240,848
State, county and municipal obligations	341,940	297,314
Money market mutual funds	36,657	68,617
Equity mutual funds	1,183,611	1,225,210
Other mutual funds - fixed, balanced and municipal	561,218	551,141
Other notes and bonds	167,548	199,146
Common and preferred stocks	2,437,672	2,474,186
Common trust funds and collective investment funds	-	84,996
Real estate mortgages	167	373
Real estate	42,250	40,224
Other miscellaneous assets (1)	184,880	266,875
Total managed assets	$ 5,610,925	$ 5,891,750

(1) Includes client directed instruments such as rights, warrants, annuities, insurance policies, unit investment trusts, and oil and gas rights.

Managed assets are invested in instruments for which market values can be readily determined, the majority of which are sensitive to market fluctuations and consist of approximately 65% in equities and 35% in fixed income securities as of December 31, 2024, compared to 64% and 36% as of December 31, 2023. This composition has been relatively consistent from period to period.

Additional Sources of Non-interest income:

Deposit service charges, which consist of non-sufficient funds charges and to a lesser extent, other activity based charges, increased $40,000, or less than 1%, for the year ended December 31, 2024, as compared with the same period of 2023. Consistent with the banking industry generally, Bancorp has experienced a steady decline in the volume of fees earned on overdrawn checking accounts over the past several years. This trend has been driven by lower check presentment volume, which has in turn led to fewer overdrawn accounts in general. Further, Bancorp anticipates that future growth of this revenue stream could be significantly impacted by changing industry practices. Bancorp could be faced with strategic decisions surrounding deposit-related service charges in the future, which could negatively impact the contributions made by this, or similar, revenue streams.

Debit and credit card income consists of interchange revenue, ancillary fees and incentives received from card processors. Debit and credit card revenue increased $644,000, or 3%, for the year ended December 31, 2024, as compared with the same period of 2023, driven mainly by higher transaction volume. Total debit card income increased $174,000, or 1%, and total credit card income increased $470,000, or 8% for the year ended December 31, 2024, compared the same period of the prior year. While Bancorp generally expects this revenue stream to grow with continued expansion of the customer base, interchange rate compression and fluctuations in business and consumer spend levels could serve as challenges to future growth.

Treasury management fees primarily consist of fees earned for cash management services provided to commercial customers. This category continues to stand out as a consistent, growing source of revenue for Bancorp and increased $1.0 million, or 10%, for the year ended December 31, 2024, as compared with the same period of 2023, driven by customer base expansion, increased transaction volume, growing international services and new product sales. Bancorp anticipates this income category will continue to increase based on continued customer base growth and the expanding suite of services offered within Bancorp's treasury management platform.

Mortgage banking income primarily includes gains on sales of mortgage loans and net loan servicing income offset by MSR amortization. Bancorp's mortgage banking department predominantly originates residential mortgage loans to be sold in the secondary market, primarily to FNMA and FHLMC. Bancorp offers conventional, VA, FHA and GNMA financing for purchases and refinances, as well as programs for first-time homebuyers. Interest rates on mortgage loans directly influence the volume of business transacted by the mortgage-banking department. Mortgage banking revenue increased $153,000, or 4%, for the year ended December 31, 2024, as compared with the same period of 2023, driven by an increase in origination volume in addition to slowing MSR amortization.

Net investment product sales commissions and fees are generated primarily on stock, bond and mutual fund sales, as well as wrap fees earned on brokerage accounts via an arrangement with a third party broker-dealer. Wrap fees represent charges for investment programs that bundle together a suite of services, such as brokerage, advisory, research and management and are based on a percentage of account assets. Bancorp deploys its financial advisors primarily through its branch network, while larger managed accounts are generally serviced by Bancorp's WM&T group. Net investment product sales commissions and fees increased $366,000, or 11%, for the year ended December 31, 2024 compared to the same period of 2023 consistent with organic growth and general market appreciation over the respective period.

BOLI assets represent the cash surrender value of life insurance policies on certain active and non-active employees who have provided consent for Bancorp to be the beneficiary for a portion of such policies. The related change in cash surrender value and any death benefits received under the policies are recorded as non-interest income and serves to offset the cost of various employee benefits. BOLI income increased $190,000, or 8%, for the year ended December 31, 2024 compared to the same period of the prior year, attributed to general market appreciation and a reallocation of investments within the policy plans over the past year.

Losses on the sale of premises and equipment totaling $100,000 were recorded for the year ended December 31, 2024 and were the result of sales/disposals of various nominal fixed assets. Activity for the prior year was the result of the sale of an acquired property in addition to other merger-related disposal activity.

Other non-interest income decreased $2.4 million, or 49%, for the year ended December 31, 2024 compared with the same period of 2023. The decrease was driven largely by Bancorp's decision not to renew the Captive in late 2023, which contributed approximately $1.6 million of other non-interest income for the year ended December 31, 2023. Further, the prior year benefitted from a plethora of non-recurring activity, including higher swap fee income and gains on the sale of acquired VISA class B stock and an OREO property.

Discussion of 2023 vs 2022:

Total non-interest income increased $3.1 million, or 3%, for the year ended December 31, 2023 compared to the same period of 2022. Non-interest income comprised 27% and 28% of total revenue for the years ended December 31, 2023 and 2022, respectively. WM&T revenue comprised 43% of total non-interest income for the year ended December 31, 2023 compared to 41% for the same period of 2022, respectively. The year ended December 31, 2023 included a full 12 months of activity associated with the CB acquisition compared to approximately 10 months of such activity for the year ended December 31, 2022. In addition, a large gain recorded in relation to the sale of acquired properties benefitted the year ended December 31, 2022.

WM&T revenue increased $3.7 million, or 10%, for the year ended December 31, 2023 as compared with the same period of 2022, consistent with new business development expansion, increased estate fees and strong returns from the fixed income and equity markets.

Deposit service charges, which consist of non-sufficient funds charges and to a lesser extent, other activity based charges, increased $580,000, or 7%, for the year ended December 31, 2023, as compared with the prior year.

Debit and credit card revenue increased $815,000, or 4%, for the year ended December 31, 2023, as compared with the prior year. The increase stemmed mainly from organic growth and the full year impact of acquisition-related activity, which more than offset interchange rate compression. Total debit card income increased $384,000, or 3%, and total credit card income increased $431,000, or 8%, for the year ended December 31, 2023 compared the year ended December 31, 2022.

Treasury management fees increased $1.4 million, or 17%, for the year ended December 31, 2023 compared to the prior year, driven by organic growth and the full year impact of acquisition-related activity, increased transaction volume, growing international services and new product sales.

Mortgage banking revenue increased $495,000, or 15%, for the year ended December 31, 2023, as compared with the same period of 2022, driven largely by higher servicing fee income tied to the mortgage servicing portfolio added through the prior year acquisition.

As a result of the dissolution of the Captive during the fourth quarter of 2023, a loss totaling $44,000 on the sale of AFS treasury securities held by the Captive was recorded for the year ended December 31, 2023. No such activity was recorded in 2022.

Net investment product sales commissions and fees increased $142,000, or 5%, for the year ended December 31, 2023, as compared with the prior year, attributed to organic growth and the full year impact of acquisition-related activity.

BOLI income increased $656,000, or 41%, for the year ended December 31, 2023 compared to the prior year, which was attributed mainly to the additional $30 million BOLI investment made in 2022, in addition to general market appreciation within the policy plans during the year.

Gains and losses on the sale of premises and equipment for the year ended December 31, 2023 related to the sale of an acquired property from CB during the third quarter and other nominal disposal activity. The large gain recorded for the year ended December 31, 2022 stemmed from the sale of certain acquired properties from CB that overlapped with existing locations.

Other non-interest income decreased $336,000, or 6%, for the year ended December 31, 2023 compared with the same period of 2022. The decrease was driven in large part by the disposition of Bancorp's partial interest in LFA effective December 31, 2022, which contributed $1.3 million of other non-interest income for the year ended December 31, 2022. Further, Bancorp elected not to renew the Captive in August 2023 and fully dissolved it during the fourth quarter of 2023, resulting in a $132,000 decrease in Captive income compared to the prior year. Partially offsetting these declines were higher interest rate swap fee income, a $487,000 gain on the sale of VISA Class B stock originally acquired through the CB acquisition and stronger returns from insurance policies held outside of Bancorp's BOLI portfolio compared to the prior year.

Non-interest Expenses

				Variance			
				2024 / 2023		**2023 / 2022**	
Years Ended December 31, *(dollars in thousands)*	**2024**	**2023**	**2022**	**$**	**%**	**$**	**%**
Compensation	$ 100,842	$ 91,876	$ 86,640	$ 8,966	10 %	$ 5,236	6 %
Employee benefits	20,268	18,451	16,568	1,817	10	1,883	11
Net occupancy and equipment	15,193	16,384	14,298	(1,191)	(7)	2,086	15
Technology and communication	19,207	17,318	14,897	1,889	11	2,421	16
Debit and credit card processing	7,262	6,481	5,909	781	12	572	10
Marketing and business development	6,924	5,990	5,005	934	16	985	20
Postage, printing and supplies	3,645	3,604	3,354	41	1	250	7
Legal and professional	4,111	3,958	2,943	153	4	1,015	34
FDIC insurance	4,539	3,911	2,758	628	16	1,153	42
Capital and deposit based taxes	2,781	2,476	2,621	305	12	(145)	(6)
Merger expenses	—	—	19,500	—	—	(19,500)	NM
Intangible amortization	4,485	4,686	5,544	(201)	(4)	(858)	(15)
Amortization of investments in tax credit partnerships	—	1,294	353	(1,294)	NM	941	NM
Loss on disposition of LFA	—	—	870	—	—	(870)	NM
Other	8,922	11,400	10,531	(2,478)	(22)	869	8
Total non-interest expenses	$ 198,179	$ 187,829	$ 191,791	$ 10,350	6 %	$ (3,962)	(2) %

Discussion of 2024 vs 2023:

Total non-interest expenses increased $10.4 million, or 6%, for the year ended December 31, 2024 compared to the same period of 2023. Compensation and employee benefits comprised 61% of Bancorp's total non-interest expenses for the year ended December 31, 2024, compared to 59% for the same period of 2023.

Compensation, which includes salaries, incentives, bonuses and stock based compensation, increased 9.0 million, or 10%, for the year ended December 31, 2024, as compared with the same period of 2023. The increases were attributed to annual merit-based salary increases, higher bonus accruals and to a lesser extent, increased incentive compensation. Net full time equivalent employees totaled 1,080 at December 31, 2024 compared to 1,075 at December 31, 2023.

Employee benefits consists of all personnel-related expense not included in compensation, with the most significant items being health insurance, payroll taxes and employee retirement plan contributions. Employee benefits increased $1.8 million, or 10%, for the year ended December 31, 2024, as compared with the same period of 2023, driven mainly by an increase in health insurance claims activity.

Net occupancy and equipment expenses primarily include depreciation, rent, property taxes, utilities and maintenance. Costs of capital asset additions flow through the statement of income over the lives of the assets in the form of depreciation expense. Net occupancy expense decreased $1.2 million, or 7%, for the year ended December 31, 2024, as compared with the same period of 2023, as the prior year period included additional expense associated with centralizing the WM&T group into a singular location. At December 31, 2024, Bancorp's branch network consisted of 72 locations throughout Louisville, central, eastern and Northern Kentucky, as well as the MSAs of Indianapolis, Indiana and Cincinnati, Ohio.

Technology and communication expenses include computer software usage and licensing fees, equipment depreciation and expenditures related to investments in technology needed to maintain and improve the quality of customer delivery channels, information security and internal resources. Technology expense increased $1.9 million, or 11%, for the year ended December 31, 2024 compared to the same period of 2023, consistent with Bancorp's growth and continued investment in technology, including various security and compliance-related software upgrades.

Bancorp outsources processing for debit and credit card operations, which generate significant revenue for the Company. These expenses typically fluctuate consistent with transaction volumes. Debit and credit card processing expense increased $781,000, or 12%, for the year ended December 31, 2024 compared to the same period of last 2023, driven by increased transaction volume, customer base expansion and additional expense associated with fraud detection/mitigation services.

Marketing and business development expenses include all costs associated with promoting Bancorp, including community support, retaining customers and acquiring new business. Marketing and business development expenses increased $934,000, or 16%, for the year ended December 31, 2024, as compared to the same period of 2023, driven in large part by higher advertising expense tied to time deposit product promotions. Bancorp also increased its contribution to the Bank's foundation established to support various community initiatives.

Postage, printing and supplies expense increased $41,000, or 1%, for the year ended December 31, 2024 compared to the same period of 2023.

Legal and professional fees increased $153,000, or 4%, for the year ended December 31, 2024 compared to the same period of 2023. The increase related to compliance-related consulting projects associated with Bancorp approaching $10 billion in total assets.

FDIC insurance expense increased $628,000, or 16%, for the year ended December 31, 2024, as compared to the same period of 2023, consistent with Bancorp's growth in addition to changes in loan mix, as higher assessments are levied on C&D lending concentrations, a segment which grew as a percentage of total loans.

Effective January 1, 2024, Bancorp adopted ASU 2023-02 and began booking tax credit amortization expense for all historical and low income tax credit projects as a component of income tax expense via the proportional amortization method. Such expense had previously been recorded as a component of non-interest expenses. As such, no tax credit amortization expense was recorded as non-interest expense for the year ended December 31, 2024. Expense of $1.3 million was recorded for the year ended December 31, 2023.

Capital and deposit based taxes, which consist primarily of capital-based local income taxes and franchise taxes, increased $305,000, or 12%, for the year ended December 31, 2024 compared to the same period of 2023. Bancorp's capital and deposit based tax expense is based on deposits held within various local taxing districts, as well as gross revenues generated within/appropriated to the state of Ohio, which is the only state Bancorp operates in with a capital-based deposit tax.

Intangible amortization expense consists of amortization associated with the CDI of acquired deposit portfolios, as well as an intangible related to customer list of the WM&T business line added through a past acquisition. The intangibles are amortized on an accelerated basis over a period of approximately ten years. Intangible amortization expense decreased $201,000, or 4%, for the year December 31, 2024 compared to the same period of 2023, which is attributed to the accelerated depreciation method for which intangible assets are amortized.

Other non-interest expenses decreased $2.5 million, or 22%, for the year ended December 31, 2024, as compared to the same period of 2023, driven largely by Bancorp's decision not to renew the Captive in late 2023, in addition to the benefit of modifications made to the corporate credit card reward program and a decline in fraudulent check and card losses.

Bancorp's efficiency ratio (FTE) for the years ended December 31, 2024 and 2023 was 56.20% and 55.23%, respectively. The increase in this ratio was the result of non-interest expense growth (on a percentage basis) outpacing net interest income and non-interest income expansion, as net interest income was hampered by rising funding costs.

Discussion of 2023 vs 2022:

Total non-interest expenses decreased $4.0 million, or 2%, for the year ended December 31, 2023, compared to the same period of 2022. While the year ended December 31, 2022 included one-time merger expenses associated with the completion of the CB acquisition, it only included approximately 10 months of normal, recurring expenses associated with the acquisition. Compensation and employee benefits comprised 59% and 54% of total non-interest expenses for the years ended December 31, 2023 and 2022, respectively. Excluding merger expenses, compensation and employee benefits comprised 60% of total non-interest expenses for the year ended December 31, 2022.

Compensation expense increased $5.2 million, or 6%, for the year ended December 31, 2023 compared to the prior year. The increase was attributed to growth in full time equivalent employees and annual merit-based salary increases. In addition, compensation expense totaling $630,000 related to an executive retirement agreement was also recorded during the year ended December 31, 2023. Net full time equivalent employees totaled 1,075 at December 31, 2023 compared to 1,033 at December 31, 2022.

Employee benefits increased $1.9 million, or 11%, for the year ended December 31, 2023 compared to the prior year, consistent with the overall increase in full time equivalent employees previously noted.

Net occupancy increased $2.1 million, or 15%, for the year ended December 31, 2023 compared to the prior year. The increase was attributed to relocation of all WM&T employees into a consolidated location as part of finalizing the CB integration plan. Further, the prior year period included only 10 months of acquisition-related activity and the opening of Bancorp's new operations center in the latter part of 2022.

Technology expense increased $2.4 million, or 16%, for the year ended December 31, 2023 compared to the prior year, consistent with the full year impact of acquisition-related activity, customer expansion and continued investment in technology.

Debit and credit card processing expense increased $572,000, or 10%, for the year ended December 31, 2023 compared to the prior year, consistent with the increase in transaction volume and customer base expansion resulting from both organic growth and the full year impact of acquisition-related activity.

Marketing and business development expenses increased $985,000, or 20%, for the year ended December 31, 2023 compared to the prior year. The increase was consistent with strategic decisions to advertise in Bancorp's new markets, increased advertising expense associated with Bancorp's deposit promotions and the general expansion of Bancorp's existing and prospective customer base.

Postage, printing and supplies expense increased $250,000, or 7%, for the year ended December 31, 2023 compared to the prior year, consistent with Bancorp's expansion and promotional mailings.

Legal and professional fees increased $1.0 million, or 34%, for the year ended December 31, 2023 compared to the prior year. The increase related to compliance-related consulting projects associated with Bancorp approaching $10 billion in total assets.

FDIC insurance increased $1.2 million, or 42%, for the year ended December 31, 2023 compared to the prior year, attributed to Bancorp's asset growth and the FDIC-mandated increase of the uniform base assessment rate.

Capital and deposit based taxes decreased $145,000, or 6%, for the year ended December 31, 2023 compared to the prior year, driven by fluctuation in revenue growth generated within the state of Ohio.

Merger expenses totaling $19.5 million were recorded in relation to the CB acquisition for the year ended December 31, 2022.

Amortization expense associated with tax credit investments increased $941,000 for the year ended December 31, 2023 compared to the prior year stemming from Bancorp's investment in several larger tax credit projects during 2023.

Intangible amortization expense decreased $858,000, or 15%, for the year ended December 31, 2023. The decrease was attributed to both the accelerated depreciation method for which intangible assets are amortized, coupled with the previously mentioned disposal of Bancorp's partial interest in LFA at the end of 2022, which included writing off the related CLI.

As previously noted, Bancorp's partial interest in LFA was sold effective December 31, 2022. The sale resulted in a pre-tax loss of $870,000, which was recorded as non-interest expense for the year ended December 31, 2022.

Other non-interest expenses increased $869,000, or 8%, for the year ended December 31, 2023 compared to the prior year, the most notable drivers being increased card reward expense, higher fraud and theft-related expenses and other ancillary expenses tied to Bancorp's growth over the past year.

Bancorp's efficiency ratio (FTE) for the years ended December 31, 2023 and 2022 was 55.23% and 59.30%, respectively, the latter period reflecting one-time merger-related expenses attributed to the CB acquisition, all of which were recorded in the first quarter of 2022. Bancorp also considers an adjusted efficiency ratio, which eliminates net gains (losses) on sales, calls, and impairment of investment securities, as well as net gains (losses) on sales of premises and equipment and the disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and merger-related expenses. Bancorp's adjusted efficiency ratio was 54.84% and 53.61% for the years ended December 31, 2023 and 2022, respectively. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

Income Taxes

A comparison of income tax expense and ETR follows:

Years Ended December 31, *(dollars in thousands)*	**2024**		**2023**		**2022**	
Income before income tax expense	$ 144,366		$ 137,927		$ 120,484	
Income tax expense	29,827		30,179		27,190	
Effective tax rate	20.66	%	21.88	%	22.57	%

Discussion of 2024 vs 2023:

Fluctuations in the ETR are primarily attributed to the following:

- The stock based compensation component of the ETR fluctuates consistent with the level of SAR exercise activity in addition to the levels of PSU, RSA and RSU vesting. The ETR was reduced by 0.76% for the year ended December 31, 2024 compared to a reduction of 0.31% for the same period of 2023, consistent with exercise activity driven by the rise in Bancorp's stock price during the year.
- The cash surrender value of life insurance policies can vary widely from period to period, driven largely by market changes. The related impact is inversely correlated with the ETR generally, with cash surrender value declines typically serving to increase the ETR and vice versa. Changes in the cash surrender value of life insurance policies decreased the ETR by 0.61% and 0.64% for the years ended December 31, 2024 and 2023, respectively.
- Bancorp invests in certain partnerships that yield federal income tax credits. Taken as a whole, the tax benefit of these investments exceeds amortization expense, resulting in a positive impact on net income. The timing and magnitude of these transactions may vary widely from period to period. Effective January 1, 2024, Bancorp adopted ASU 2023-02 and began booking tax credit amortization expense for all tax credit projects as a component of income tax expense via the proportional amortization method. The cumulative impact of the adoption of ASU 2023-02 and tax credit amortization for the year ended December 31, 2024 served to reduce the ETR by 1.54%. The ETR was reduced by 0.54% by tax credit activity for the year ended December 31, 2023.
- Tax-exempt interest income earned on loans and investment securities reduced the ETR by 0.43% and 0.50% for the years ended December 31, 2024 and 2023, respectively.
- Activity related to the Captive, which previously provided tax advantages associated with the tax-deductible/exempt nature of insurance premiums paid to/received by the Captive, reduced the ETR by 0.20% for the year ended December 31, 2023. Bancorp elected not to renew the Captive during the third quarter of 2023 and subsequently dissolved it as of December 31, 2023. No tax benefit associated with the Captive was recorded for the year ended December 31, 2024.

Discussion of 2023 vs 2022:

Fluctuations in the ETR are primarily attributed to the following:

- The ETR was reduced by 0.31% for the year ended December 31, 2023 compared to a reduction of 0.97% for the prior year, as a result exercise and vesting activity related to stock based compensation.
- Changes in the cash surrender value of life insurance policies decreased the ETR by 0.64% for the year ended December 31, 2023, compared to an increase of 0.18% the same period of the prior year.
- The ETR for the year ended December 31, 2023 and 2022 was reduced by 0.34% and increased by 0.34%, respectively, based on tax credit activity.

- Tax-exempt interest income earned on loans and investment securities reduced the ETR by 0.50% for the year ended December 31, 2023 compared to a reduction of 0.62% for the same period of the prior year.
- Activity related to the Captive reduced the ETR by 0.20% and 0.29% for the years ended December 31, 2023 and 2022, respectively.
- Non-deductible merger expenses recorded during the year ended December 31, 2022 served to increase the ETR 0.11%.

Financial Condition – December 31, 2024 Compared to December 31, 2023

Overview

Total assets increased $693 million, or 9%, to $8.86 billion at December 31, 2024 from $8.17 billion at December 31, 2023. Total loans increased $749 million, or 13%, as strong loan production drove growth in nearly every loan category. Partially offsetting this growth was a decline of $111 million, or 8%, in the investment securities portfolio, as scheduled maturity and paydown activity was used to provide liquidity and fund substantial loan growth in lieu of redeployment into the investment securities portfolio.

Total liabilities increased $611 million, or 8%, to $7.92 billion at December 31, 2024 from $7.31 billion at December 31, 2023. The increase was attributed to a $496 million, or 7%, increase in total deposits and a $100 million increase in FHLB borrowings, which were both utilized in funding the previously mentioned loan growth.

Stockholders' equity increased $82 million, or 10%, to $940 million at December 31, 2024 from $858 million at December 31, 2023, as net income of $114.5 million and a small improvement in AOCI was offset by $35.9 million of cash dividends declared in 2024. The improvement in AOCI was associated with changes in the interest rate environment and the corresponding impact on the valuation of the AFS debt securities portfolio and cash flow hedging derivatives. Further, a $2.5 million increase in retained earnings was recorded in relation to the adoption of ASU 2023-02 effective January 1, 2024.

Cash and Cash Equivalents

Cash and cash equivalents increased $25 million, or 9%, ending at $291 million at December 31, 2024 compared to $266 million at December 31, 2023. The increase was attributed mainly to a combination of liquidity provided by the investment securities portfolio and funding fluctuations.

Investment Securities

The primary purpose of the investment securities portfolio is to provide another source of interest income, as well as a tool for liquidity management. In managing the composition of the balance sheet, Bancorp seeks a balance between earnings sources, credit and liquidity considerations.

Investment securities decreased $111 million, or 8%, to $1.36 billion at December 31, 2024 compared to $1.47 billion at December 31, 2023, driven by scheduled maturity and pay down activity within the portfolio. Investment in the securities portfolio was minimal during 2024, with the exception of purchases made to meet collateral pledging requirements, as Bancorp elected to maintain higher levels of liquidity amidst substantial loan growth and deposit fluctuations during the year.

The maturity distribution (based on contractual maturity) and weighted average yields of the AFS and HTM investment security portfolios follow:

	AFS							
December 31, 2024	**Due within one year**		**Due after one but within five years**		**Due after five but within ten years**		**Due after ten years**	
(dollars in thousands)	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**
U.S. Treasury and other U.S. Government obligations	$ 198,215	4.31 %	$ —	— %	$ —	— %	$ —	— %
Government sponsored enterprise obligations	735	2.32	7,964	1.32	14,418	2.45	61,041	4.52
MBS - government agencies	22	2.72	26,960	1.80	54,890	2.06	509,105	1.93
Obligations of states and political subdivisions	2,602	1.85	26,946	2.25	64,806	2.14	19,880	2.41
Other	—	—	—	—	2,530	3.30	—	—
	$ 201,574	4.27 %	$ 61,870	1.93 %	$ 136,644	2.16 %	$ 590,026	2.21 %

	HTM							
December 31, 2024	**Due within one year**		**Due after one but within five years**		**Due after five but within ten years**		**Due after ten years**	
(dollars in thousands)	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**
U.S. Treasury and other U.S. Government obligations	$ 151,874	2.15 %	$ 1,976	1.66 %	$ —	— %	$ —	— %
Government sponsored enterprise obligations	—	—	662	2.50	24,260	2.66	473	5.05
MBS - government agencies	24	1.52	25,852	1.97	787	2.22	164,263	2.30
	$ 151,898	2.15 %	$ 28,490	1.96 %	$ 25,047	2.65 %	$ 164,736	2.31 %

Actual maturities for mortgage-backed securities may differ from contractual maturities due to prepayments on underlying collateral.

FHLB Stock

FHLB stock holdings increased $5 million to $22 million at December 31, 2024 compared to $16 million at December 31, 2023. The increase was driven by FHLB borrowing activity during 2024, as FHLB members are required to hold certain levels of FHLB stock in relation to the amount of their borrowings. Overnight borrowing activity increased during 2024, as a result of strong loan growth and deposit fluctuations. Bancorp's FHLB stock holdings will fluctuate consistent with borrowing activity from period to period.

Loans

Total loans increased $749 million, or 13%, from December 31, 2023 to December 31, 2024. While the substantial loan growth experienced during 2024 was well-spread across loan categories, CRE , C&D and C&I lines of credit stood out, with growth of 15%, 17% and 26%, respectively.

Total line of credit utilization has experienced steady improvement throughout 2024, ending at 45.9% as of December 31, 2024, compared to 39.2% at December 31, 2023. Increased utilization has been experienced within the C&D and C&I portfolios specifically, the latter of which has improved to 33.7% at December 31, 2024 from 28.6% at December 31, 2023.

Bancorp's credit exposure is diversified between businesses and individuals. No specific industry concentration exceeds 10% of loans outstanding. While Bancorp has a diversified loan portfolio, a customer's ability to honor loan agreements is somewhat dependent upon the economic stability and/or industry in which that customer does business. Loans outstanding and related unfunded commitments are primarily concentrated within Bancorp's current market areas, which encompass the Louisville, Kentucky MSA, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio MSAs.

CRE represents the largest segment of Bancorp's loan portfolio, totaling $2.84 billion, or 44%, of total loans as of December 31, 2024. While a combination of sustained higher interest rates and rising central business district vacancies across the country has created credit and collateral concerns within the CRE sector generally, Bancorp believes the quality of its CRE portfolio, and the overall loan portfolio, remains solid.

Office building exposure, which is a sub-segment of CRE and perceived to be of particular risk in the current environment, is a smaller component of Bancorp's loan portfolio, totaling $580 million, or 9%, of total loans as of December 31, 2024. Approximately $242 million, or 42%, of Bancorp's office building exposure is medical-related, which in management's opinion presents reduced risk compared to other CRE uses. Approximately $306 million, or 53%, of the office building exposure is owner-occupied and is generally accompanied by a full commercial banking relationship. Bancorp's office exposure is concentrated in Bancorp's primary markets, with no exposure to large office towers and minimal exposure to central business districts, and continues to perform well with minimal substandard/non-accrual and past due loans as of December 31, 2024.

Bancorp occasionally enters into loan participation agreements with other banks to diversify credit risk. For certain participation loans sold, Bancorp has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their ownership share of the loan without permission from Bancorp. GAAP requires the participated portion of these loans to be recorded as secured borrowings. These participated loans are included in the C&I and CRE loan portfolio segments with a corresponding liability recorded in other liabilities. At December 31, 2024 and December 31, 2023, the total participated portion of loans of this nature totaled $2 million and $4 million, respectively.

The following table presents the maturity distribution and rate sensitivity of the loan portfolio at December 31, 2024:

December 31, 2024 *(dollars in thousands)*	Maturity					
	Within one year	After one but within five years	After five but within fifteen	After fifteen years	Total	% of Total
Commercial real estate - non-owner occupied						
Fixed rate	$ 215,374	$ 849,198	$ 292,923	$ 101,624	$1,459,119	79%
Variable rate	118,656	196,468	61,692	-	376,816	21%
Total	$ 334,030	$1,045,666	$ 354,615	$ 101,624	$1,835,935	100%
Commercial real estate - owner-occupied						
Fixed rate	$ 81,056	$ 474,452	$ 262,119	$ 53,445	$ 871,072	87%
Variable rate	22,598	36,973	67,662	4,548	131,781	13%
Total	$ 103,654	$ 511,425	$ 329,781	$ 57,993	$1,002,853	100%
Commercial and industrial - term						
Fixed rate	$ 53,044	$ 363,504	$ 154,900	$ 2,226	$ 573,674	65%
Variable rate	80,401	138,377	91,759	188	310,725	35%
Total	$ 133,445	$ 501,881	$ 246,659	$ 2,414	$ 884,399	100%
Commercial and industrial - lines of credit						
Fixed rate	$ 21,558	$ 26,615	$ 5,570	$ -	$ 53,743	10%
Variable rate	330,308	83,861	86,343	-	500,512	90%
Total	$ 351,866	$ 110,476	$ 91,913	$ -	$ 554,255	100%
Residential real estate - owner occupied						
Fixed rate	$ 8,727	$ 31,820	$ 72,427	$ 671,281	$ 784,255	97%
Variable rate	865	776	2,363	16,821	20,825	3%
Total	$ 9,592	$ 32,596	$ 74,790	$ 688,102	$ 805,080	100%
Residential real estate - non-owner occupied						
Fixed rate	$ 24,145	$ 197,526	$ 69,153	$ 86,500	$ 377,324	99%
Variable rate	2,501	1,456	1,463	-	5,420	1%
Total	$ 26,646	$ 198,982	$ 70,616	$ 86,500	$ 382,744	100%
Construction and land development						
Fixed rate	$ 24,010	$ 78,169	$ 50,763	$ 8,894	$ 161,836	26%
Variable rate	107,506	247,384	105,238	1,041	461,169	74%
Total	$ 131,516	$ 325,553	$ 156,001	$ 9,935	$ 623,005	100%
Home equity lines of credit						
Fixed rate	$ -	$ -	$ -	$ -	$ -	0%
Variable rate	28,788	48,993	159,914	9,738	247,433	100%
Total	$ 28,788	$ 48,993	$ 159,914	$ 9,738	$ 247,433	100%
Consumer						
Fixed rate	$ 5,926	$ 40,073	$ 20,458	$ 505	$ 66,962	46%
Variable rate	63,544	14,138	-	-	77,682	54%
Total	$ 69,470	$ 54,211	$ 20,458	$ 505	$ 144,644	100%

(continued)

December 31, 2024 *(dollars in thousands)*	Within one year	After one but within five years	After five but within fifteen	After fifteen years	Total	% of Total
			Maturity			
Leases						
Fixed rate	$ 377	$ 13,145	$ 1,992	$ -	$ 15,514	100%
Variable rate	-	-	-	-	-	0%
Total	$ 377	$ 13,145	$ 1,992	$ -	$ 15,514	100%
Credit Cards						
Fixed rate	$ -	$ -	$ -	$ -	$ -	0%
Variable rate	24,540	-	-	-	24,540	100%
Total	$ 24,540	$ -	$ -	$ -	$ 24,540	100%
Total Loans						
Fixed rate	$ 434,217	$2,074,502	$ 930,305	$ 924,475	$4,363,499	67%
Variable rate	779,707	768,426	576,434	32,336	2,156,903	33%
Total	$1,213,924	$2,842,928	$1,506,739	$ 956,811	$6,520,402	100%

In the event Bancorp structures a loan with a maturity exceeding five years (typically CRE loans), an automatic rate adjustment will typically be set in place at five years from origination date to limit overall interest rate sensitivity.

Non-performing Loans and Assets

Information summarizing non-performing loans and assets follows:

December 31, *(dollars in thousands)*	2024	2023
Non-accrual loans	$ 21,727	$ 19,058
Modifications to borrowers experiencing financial difficulty	-	-
Loans past due 90 days or more and still accruing	487	110
Total non-performing loans	22,214	19,168
Other real estate owned	10	10
Total non-performing assets	$ 22,224	$ 19,178
Non-performing loans to total loans	0.34%	0.33%
Non-performing assets to total assets	0.25%	0.23%
ACL for loans to non-performing loans	391%	414%

Non-performing assets totaled $22 million at December 31, 2024 compared to $19 million at December 31, 2023. The increase over this period was attributed mainly to an increase in owner-occupied residential real estate notes placed on non-accrual status during the year.

In total, non-performing assets as of December 31, 2024 were comprised of 125 loans ranging in individual amounts up to $4.5 million and one residential real estate property held as OREO.

The following table presents the major classifications of non-accrual loans by portfolio class:

December 31, *(in thousands)*	2024	2023
Commercial real estate - non-owner occupied	$ 5,221	$ 8,649
Commercial real estate - owner occupied	1,231	885
Total commercial real estate	6,452	9,534
Commercial and industrial - term	4,903	4,456
Commercial and industrial - lines of credit	—	215
Total commercial and industrial	4,903	4,671
Residential real estate - owner occupied	7,168	3,667
Residential real estate - non-owner occupied	2,451	372
Total residential real estate	9,619	4,039
Construction and land development	311	—
Home equity lines of credit	70	467
Consumer	372	337
Leases	—	—
Credit cards	—	10
Total non-accrual loans	$ 21,727	$ 19,058

Loans are placed in a non-accrual income status when prospects for recovering both principal and accrued interest are considered doubtful or when a default of principal or interest has existed for 90 days or more, unless such a loan is well-secured and in the process of collection or renewal. Interest income recorded on non-accrual loans as principal payments totaled $624,000, $342,000, and $160,000 for 2024, 2023, and 2022. Interest income that would have been recorded if non-accrual loans were on a current basis in accordance with their original terms totaled $1.3 million, $1.5 million, and $1.1 million for 2024, 2023, and 2022.

In addition to non-performing loans discussed above, there were loans, which are accruing interest, for which payments were current or less than 90 days past due where borrowers are experiencing elevated financial difficulties. These substandard loans totaled approximately $60 million and $43 million at December 31, 2024 and 2023, respectively, the increase over the prior year being attributed to a number of C&I relationships being downgraded in 2024. These relationships are monitored closely for possible future reclassification as non-performing loans. Management believes it has adequately reflected credit exposure in these loans in its determination of the allowance.

During the years ended December 31, 2024 and 2023, there were no modifications made to loans for borrowers experiencing financial difficulty and there were no payment defaults of existing modified loans within 12 months following modification. Default is determined at 90 days or more past due, charge off, or foreclosure.

Delinquent Loans

Delinquent loans (consisting of all loans 30 days or more past due) totaled $32 million and $17 million at December 31, 2024 and December 31, 2023. Delinquent loans to total loans were 0.50% and 0.30% at December 31, 2024 and December 31, 2023, respectively. The increase in delinquent loans over this period was driven mainly by four larger and unrelated CRE and C&I relationships that were past due as of December 31, 2024, three of which were placed on non-accrual status and a general increase in past due owner-occupied residential real estate loans. Approximately $10 million of loans in delinquent status as of December 31, 2024 became current in early 2025, including $3 million of loans that fully paid off.

Classified Loans

Classified loans, which consist of loans defined as OAEM, substandard, substandard non-performing (including non-accrual loans discussed above) and doubtful, totaled $162 million and $96 million at December 31, 2024 and December 31, 2023. The increase over this period was driven mainly by loans classified as OAEM and substandard, which increased $63 million in total over this period.

Loans classified as OAEM have potential weaknesses requiring management's heightened attention that may result in deterioration of repayment prospects on the loan or of Bancorp's credit position at some future date. OAEM loans totaled $81 million and $34 million as of December 31, 2024 and December 31, 2023, respectively. The increase in OAEM loans experienced between December 31, 2023 and December 31, 2024 was driven by a small number of relationships that were downgraded to OAEM, with one C&I relationship representing $16 million of the increase. Further, approximately $9 million of notes classified as OAEM as of December 31, 2024 represent loans that were upgraded from the substandard classification during 2024. As of December 31, 2024, $81 million, or 99%, of loans classified as OAEM were current with their contractual payments.

Allowance for Credit Losses on Loans

The ACL for loans is a valuation allowance for loans estimated at each balance sheet date in accordance with GAAP. When Bancorp deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. See the footnote titled "*Summary of Significant Accounting Policies*" for discussion of Bancorp's ACL methodology on loans. Allocations of the ACL may be made for specific loans, but the entire ACL for loans is available for any loan that, in Bancorp's judgment, should be charged-off.

Bancorp's ACL for loans was $87 million as of December 31, 2024 compared to $79 million as of December 31, 2023. Provision expense for credit losses on loans of $8.8 million was recorded for the year December 31, 2024, driven mainly by strong loan growth, and to a much lesser extent, an improved unemployment forecast and other factors within the CECL model. Net charge offs of $1.2 million were recorded for the year ended December 31, 2024, serving to reduce the ACL for loans.

The ACL for loans calculation and resulting credit loss expense is significantly impacted by changes in forecasted economic conditions. Should the forecast for economic conditions change, Bancorp could experience further adjustments in its required ACL for loans credit loss expense.

The table below details net charge-offs to average loans outstanding by portfolio class:

(dollars in thousands) Years ended December 31,	2024 Net (charge offs)/ recoveries	2024 Average loans	2024 Net (charge offs)/ recoveries to average loans	2023 Net (charge offs)/ recoveries	2023 Average loans	2023 Net (charge offs)/ recoveries to average loans	2022 Net (charge offs)/ recoveries	2022 Average loans	2022 Net (charge offs)/ recoveries to average loans
Commercial real estate - non-owner occupied	$ 19	$ 1,665,876	0.00%	$ 91	$ 1,465,305	0.01%	$ -	$ 1,342,829	0.00%
Commercial real estate - owner occupied	93	945,055	0.01%	9	884,555	0.00%	172	782,185	0.02%
Total commercial real estate	112	2,610,931	0.00%	100	2,349,860	0.00%	172	2,125,014	0.01%
Commercial and industrial - term	(339)	864,658	-0.04%	(2,239)	796,039	-0.28%	559	692,214	0.08%
Commercial and industrial - term - PPP	-	3,496	0.00%	-	8,877	0.00%	-	52,704	0.00%
Commercial and industrial - lines of credit	(89)	484,266	-0.02%	(3,476)	444,244	-0.78%	(200)	417,254	-0.05%
Total commercial and industrial	(428)	1,352,420	-0.03%	(5,715)	1,249,160	-0.46%	359	1,162,172	0.03%
Residential real estate - owner occupied	(329)	752,566	-0.04%	2	649,431	0.00%	34	513,458	0.01%
Residential real estate - non-owner occupied	7	369,119	0.00%	2	334,660	0.00%	(5)	296,682	0.00%
Total residential real estate	(322)	1,121,685	-0.03%	4	984,091	0.00%	29	810,140	0.00%
Construction and land development	-	588,464	0.00%	-	458,572	0.00%	(72)	374,415	-0.02%
Home equity lines of credit	(100)	225,823	-0.04%	(12)	203,796	-0.01%	-	182,874	0.00%
Consumer	(300)	145,689	-0.21%	(379)	141,140	-0.27%	(442)	130,595	-0.34%
Leases	-	16,298	0.00%	-	13,934	0.00%	-	13,849	0.00%
Credit cards	(193)	24,472	-0.79%	(626)	22,312	-2.81%	(45)	20,065	-0.22%
Total	$ (1,231)	$ 6,085,782	-0.02%	$ (6,628)	$ 5,422,865	-0.12%	$ 1	$ 4,819,124	0.00%

The following table sets forth the ACL by portfolio class:

(dollars in thousands)	December 31, 2024 Allocated Allowance	December 31, 2024 % of Total ACL for loans	December 31, 2024 ACL for loans to Total Loans	December 31, 2023 Allocated Allowance	December 31, 2023 % of Total ACL for loans	December 31, 2023 ACL for loans to Total Loans
Commercial real estate - non-owner occupied	$ 13,935	16%	0.76%	$ 22,133	28%	1.42%
Commercial real estate - owner occupied	10,192	12%	1.02%	11,667	15%	1.29%
Total commercial real estate	24,127	28%	0.85%	33,800	43%	1.37%
Commercial and industrial - term	21,284	25%	2.41%	14,359	18%	1.66%
Commercial and industrial - lines of credit	6,496	7%	1.17%	6,495	8%	1.48%
Total commercial and industrial	27,780	32%	1.93%	20,854	26%	1.60%
Residential real estate - owner occupied	14,468	17%	1.80%	9,316	12%	1.31%
Residential real estate - non-owner occupied	5,154	6%	1.35%	4,282	5%	1.19%
Total residential real estate	19,622	23%	1.65%	13,598	17%	1.27%
Construction and land development	10,981	13%	1.76%	7,593	10%	1.43%
Home equity lines of credit	1,277	1%	0.52%	1,660	2%	0.79%
Consumer	2,531	3%	1.75%	1,407	2%	0.97%
Leases	370	0%	2.38%	220	0%	1.42%
Credit cards	255	0%	1.04%	242	0%	1.02%
Total	$ 86,943	100%	1.33%	$ 79,374	100%	1.38%

The allocation of the ACL for loans amongst respective classes of the loan portfolio experienced a shift between December 31, 2023 and December 31, 2024, most notably within the CRE and C&I categories. This shift was driven by a thorough evaluation of the qualitative factors within the CECL methodology performed during the second quarter of 2024, which resulted in an increased allocation of the ACL to the C&I segment and a reduced allocation of the ACL to the CRE segment.

The larger qualitative allocation that had previously been assigned to the CRE portfolio stemmed from pandemic-era concerns surrounding certain concentrations within this segment and subsequent concerns related to the impact of rising interest rates. As the CRE portfolio has continued to perform well despite interest rate fluctuations, these original concerns have been alleviated. Further, there has been minimal charge-off activity within the CRE portfolio for several quarters and delinquent loans within the segment have trended downward. Considering all of these factors, management believes a lower qualitative allocation to the CRE portfolio was warranted.

Offsetting the reduced qualitative allocation for the CRE portfolio as of December 31, 2024 was an increased qualitative allocation for the C&I portfolio. C&I concerns were driven by both recent and long-term charge off activity being concentrated in this portfolio, increased specific reserves, and higher levels of OAEM and substandard loans within the C&I segment. Further, C&I customers have generally been more strained by current economic conditions and the dramatic increase in interest rates due to exposure to the variable rate structure of many C&I loans. As such, management believed a higher qualitative allocation to the C&I portfolio was warranted.

Selected ratios relating to the ACL on loans follow:

Years Ended December 31,	2024	2023	2022
Provision for credit losses on loans to average total loans	0.14%	0.23%	0.20%
Net (charge offs)/recoveries to average total loans	-0.02%	-0.12%	0.00%
ACL for loans to average loans	1.43%	1.46%	1.53%
ACL for loans to total loans	1.33%	1.38%	1.41%

While separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, the ACL for off balance sheet credit exposures also experienced an increase between December 31, 2023 and December 31, 2024. Provision for credit loss expense for off balance sheet credit exposures of $925,000 was recorded for the year ended December 31, 2024, driven largely by an increase in expected future utilization within the C&D portfolio. The ACL for off balance sheet credit exposures totaled $6.8 million as of December 31, 2024.

Premises and Equipment

Premises and equipment are presented on the consolidated balance sheets net of related depreciation on the respective assets, as well as fair value adjustments associated with purchase accounting. Premises and equipment increased $12 million, or 11%, between December 31, 2023 and December 31, 2024, which was primarily the result of right-of-use lease asset additions. Bancorp's branch network currently consists of 72 locations throughout Louisville, central, eastern and northern, Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets.

Premises held for sale totaling $2.3 million and $2.5 million was recorded on Bancorp's consolidated balance sheets as of December 31, 2024 and December 31, 2023, which consists of three undeveloped parcels of land, a former administrative building and one former branch location.

BOLI

Bank-owned life insurance assets increased $2 million, or 3%, to $89 million at December 31, 2024, compared to $87 million at December 31, 2023, the increase being attributed to general appreciation of the cash surrender value experienced during the year.

Goodwill

At December 31, 2024 and December 31, 2023, Bancorp had $194 million in goodwill recorded on its balance sheet. Goodwill of $58 million and $123 million is attributed to the acquisitions of CB and KB in 2022 and 2021, respectively. Additionally, goodwill totaling $12 million and $682,000 is attributed to the acquisitions of KSB and Austin State Bank in 2019 and 1996, respectively. The acquisition of TBOC in 2013 resulted in a bargain purchase gain.

Events that could potentially trigger goodwill impairment include deterioration in economic conditions, a decline in market-dependent multiples or metrics (i.e. stock price declining below tangible book value), negative trends in overall financial performance and regulatory actions. At September 30, 2024, Bancorp performed its annual qualitative assessment to determine if it was more-likely-than-not that the fair value of the reporting units exceeded their carrying value, including goodwill. The qualitative assessment indicated that it was not more-likely-than-not that the carrying value of the reporting units exceeded their fair value.

Core Deposit and Customer List Intangibles

CDIs and CLIs arising from business acquisitions are initially measured at fair value and are then amortized on an accelerated method based on their useful lives. As of December 31, 2024 and December 31, 2023, Bancorp's CDI assets totaled $9 million and $12 million, respectively. As of December 31, 2024 and December 31, 2023, Bancorp's CLI assets totaled $7 million and $8 million, respectively, and were attributed entirely to the WM&T segment.

As of December 31, 2024, Bancorp did not incur any impairment with respect to its intangible assets or other long-lived assets.

Other Assets and Other Liabilities

Other assets increased $21 million, or 7%, to $309 million between December 31, 2023 and December 31, 2024. Other liabilities increased $12 million, or 5%, to $258 million over the same period. The increase in other assets stems mainly from market value changes in interest rate swap assets and recording additional tax credit investment assets. The increase in other liabilities was driven largely by right-of-use lease liability additions (the balance sheet offset of the previously mentioned right-of-use asset additions) and increases in various accruals, including compensation and employee benefit liabilities.

Deposits

Total deposits increased $496 million, or 7%, from December 31, 2023 to December 31, 2024. Interest bearing deposits increased $588 million, or 11%, outpacing the $92 million, or 6%, decrease in non-interest bearing deposits, as depositors continued shifting into higher-yielding alternatives in the current environment.

Bancorp continued to experience a shift in the deposit portfolio mix in 2024, as customers sought higher-yielding alternatives to low-rate or non-interest bearing deposits in the higher rate environment. As a result, the cost of interest-bearing deposits rose to 2.59% for the year ended December 31, 2024, compared to 1.77% for the same period of the prior year, with the cost of total deposits (including non-interest deposits) rising to 2.01% from 1.28%. While deposit costs placed pressure on NIM in 2024, they began to moderate in tandem with anticipated interest rate reductions from the FRB in the latter part of the year.

Average deposit balances and average rates paid on such deposits for the years indicated are summarized as follows:

Years Ended December 31, (dollars in thousands)	2024		2023		2022	
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Non-interest bearing demand deposits	$ 1,504,844	— %	$ 1,763,157	— %	$ 2,053,213	— %
Interest bearing demand deposits	2,376,181	2.02	2,277,001	1.50	2,218,416	0.41
Savings deposits	426,615	0.28	483,245	0.27	538,971	0.12
Money market deposits	1,259,356	3.08	1,115,331	2.16	1,140,025	0.46
Time deposits	1,091,037	4.17	732,998	2.99	487,981	0.27
Total average deposits	$ 6,658,033		$ 6,371,732		$ 6,438,606	

The maturity distribution of time deposits exceeding FDIC insurance limits and the uninsured portion of those time deposits as of December 31, 2024 follows:

(in thousands)	Time Deposits Over FDIC Insurance Limits		Uninsured Portion of Time Deposits Exceeding FDIC Insurance Limits	
Three months or less	$	93,112	$	42,112
Over three through six months		132,290		48,290
Over six through 12 months		84,568		38,068
Over 12 months		55,054		37,054
Total	$	365,024	$	165,524

As of December 31, 2024 and 2023, Bancorp estimates that approximately $3.2 billion and $3.0 billion of its deposit portfolio was uninsured, respectively. The uninsured amounts are estimates based on methodologies and assumptions used by Bancorp in accordance with regulatory reporting requirements. Included in these totals are certain public fund and other deposits for which Bancorp pledges investment securities as collateral. In conjunction with FDIC insurance, the pledged collateral effectively guarantees the full amount of these deposits, which totaled $852 million and $800 million as of December 31, 2024 and 2023.

Bancorp is a commercial bank, and as a result, is dependent on large commercial deposit relationships as a primary funding source. While this dependance drives an uninsured deposit ratio that may be higher than some of Bancorp's similarly-sized peers, the majority of these deposits are considered to be core funds, as they represent long-standing, full-service relationships and are a testament to Bancorp's commitment to partner with business customers by providing exemplary service and competitive products. Bancorp monitors and evaluates this primary funding source frequently and maintains numerous secondary funding sources as part of a multifaceted contingency funding plan.

Securities Sold Under Agreement to Repurchase

SSUAR represent a funding source of Bancorp and are used by commercial customers in conjunction with collateralized corporate cash management accounts. Such repurchase agreements are considered financing agreements and mature within one business day from the transaction date. At December 31, 2024 and 2023, all of these financing arrangements had overnight maturities and were secured by government sponsored enterprise obligations and government agency mortgage-backed securities that were owned and controlled by Bancorp.

SSUARs are collateralized by securities and are treated as financings; accordingly, the securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. All securities underlying the agreements are under the Bancorp's control.

SSUARs increased $10 million, or 7%, between December 31, 2023 and December 31, 2024.

Federal Funds Purchased and Other Short-Term Borrowing

FFP and other short-term borrowing balances decreased $6 million between December 31, 2023 and December 31, 2024. At December 31, 2024, FFP related mainly to excess liquidity held by downstream correspondent bank customers of Bancorp.

Subordinated debentures

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2024, subordinated notes added through the CB acquisition totaled $27 million.

FHLB advances

FHLB advances outstanding at December 31, 2024 and December 31, 2023 totaled $300 million and $200 million, respectively. Total advances at December 31, 2024 consisted of a $300 million three-month rolling advance related to four separate interest rate swaps (cash flow hedges) entered into in an effort to secure longer-term funding at more attractive rates. At December 31, 2023, total advances consisted of a $200 million three-month rolling advance related to three separate interest rate swaps (cash flow hedges). For more information related to the interest rate swaps noted above, see the footnote titled, *"Derivative Financial Instruments."*

While there were no overnight advances outstanding as of December 31, 2024, overnight advances were utilized more frequently during 2024, consistent with substantial loan growth and deposit fluctuations. The increased activity is reflected in average total FHLB advances for 2024, which experienced an $89 million, or 32%, increase over the prior year.

Liquidity

The role of liquidity management is to ensure funds are available to meet depositors' withdrawal and borrowers' credit demands, while at the same time maximizing profitability. This is accomplished by balancing changes in demand for funds with changes in supply of funds. Liquidity is provided by short-term assets that can be converted to cash, AFS debt securities, various lines of credit available to Bancorp, and the ability to attract funds from external sources, principally deposits. Management believes it has the ability to increase deposits at any time by offering rates slightly higher than market rate.

Bancorp's Asset/Liability Committee is comprised of senior management and has direct oversight responsibility for Bancorp's liquidity position and profile. A combination of reports provided to management details internal liquidity metrics, composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, and exposure to contingent draws on Bancorp's liquidity.

Bancorp's most liquid assets are comprised of cash and due from banks, FFS and AFS debt securities. FFS and interest bearing deposits totaled $212 million and $171 million at December 31, 2024 and December 31, 2023, respectively. FFS normally have overnight maturities while interest-bearing deposits in banks are accessible on demand. These investments are used for general daily liquidity purposes.

The fair value of the AFS debt security portfolio was $990 million and $1.03 billion at December 31, 2024 and December 31, 2023, respectively. The decrease in AFS debt security portfolio during 2024 was attributed to scheduled maturities, mainly within the treasury portfolio, and normal pay down activity, offset slightly by market value appreciation during the period. The investment portfolio (HTM and AFS) includes total cash flows on amortizing debt securities of approximately $515 million (based on assumed prepayment speeds as of December 31, 2024) expected over the next 12 months, including $353 million of contractual maturities. Combined with FFS and interest bearing deposits from banks, AFS debt securities offer substantial resources to meet either loan growth or reductions in Bancorp's deposit funding base.

Bancorp pledges portions of its investment securities portfolio to secure public funds, cash balances of certain WM&T accounts and SSUAR. At December 31, 2024, the total carrying value of investment securities pledged for these purposes comprised 63% of the debt securities portfolio, leaving approximately $508 million of unpledged debt securities, compared to 67% and $480 million at December 31, 2023.

Bancorp's deposit base consists mainly of core deposits, which are defined as demand, savings, and money market deposit accounts, time deposits less than or equal to $250,000, and excludes public funds and brokered deposits. At December 31, 2024, such deposits totaled $6.14 billion and represented 86% of Bancorp's total deposits, as compared with $5.78 billion, or 87% of total deposits at December 31, 2023. Because core deposits are less volatile and are often tied to other products of Bancorp through long lasting relationships, they normally do not place undue pressure on liquidity. However, deposits may generally be more sensitive to market rates, with potential decreases possibly straining Bancorp's liquidity position.

As of December 31, 2024, Bancorp held no brokered deposits. Bancorp held brokered deposits totaling $597,000 as of December 31, 2023.

Included in total deposit balances at December 31, 2024 are $663 million in public funds generally comprised of accounts with local government agencies and public school districts in the markets in which Bancorp operates. At December 31, 2023, public funds deposits totaled $613 million.

Bancorp is a member of the FHLB of Cincinnati. As a member of the FHLB, Bancorp has access to credit products of the FHLB. Bancorp views these borrowings as a potential low cost alternative to brokered deposits. At December 31, 2024 and December 31, 2023, available credit from the FHLB totaled $1.25 billion and $1.33 billion, respectively, the decline during this period being attributed to increased utilization of FHLB borrowings. Bancorp also had unsecured FFP lines with correspondent banks totaling $80 million at both December 31, 2024 and December 31, 2023, respectively.

During the normal course of business, Bancorp enters into certain forms of off-balance sheet transactions, including unfunded loan commitments and letters of credit. These transactions are managed through Bancorp's various risk management processes. Management considers both on-balance sheet and off-balance sheet transactions in its evaluation of Bancorp's liquidity.

Bancorp's principal source of cash is dividends paid to it as the sole shareholder of the Bank. As discussed in the footnote titled *"Commitments and Contingent Liabilities,"* as of January 1st of any year, the Bank may pay dividends in an amount equal to the Bank's net income of the prior two years less any dividends paid for the same two years. At December 31, 2024, the Bank could pay an amount equal to $209 million in dividends to Bancorp without regulatory approval subject to ongoing capital requirements of the Bank.

Sources and Uses of Cash

Cash flow is provided primarily through financing activities of Bancorp, which include raising deposits and borrowing funds from institutional sources such as advances from the FHLB and FFP, as well as scheduled loan repayments and cash flows from AFS debt securities. These funds are primarily used to facilitate investment activities of Bancorp, which include making loans and purchasing securities for the investment portfolio. Another important source of cash is net income of the Bank from operating activities. For further detail regarding the sources and uses of cash, see the "Consolidated Statements of Cash Flows" in Bancorp's consolidated financial statements.

Commitments

In the normal course of business, Bancorp is party to activities that contain credit, market and operational risk that are not reflected in whole or in part in Bancorp's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

Bancorp provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Unused loan commitments decreased $18 million, or less than 1%, as of December 31, 2024 compared to December 31, 2023, consistent with the strong increase in line utilization experienced during the year, which reduced availability.

Most commitments to extend credit are an agreement to lend to a customer as long as collateral is available as agreed upon and there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bancorp uses the same credit and collateral policies in making commitments and conditional guarantees as for on-balance sheet instruments. Bancorp evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, securities, equipment and real estate. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

Additional detail regarding credit-related financial instruments, including both commitments to extend credit and letters of credit at December 31, 2024 are as follows:

	Amount of commitment expiration per period				
(in thousands)	Less than one year	One–three years	Three–five years	Over five years	Total
Unused loan commitments	$ 1,220,110	$ 464,603	$ 301,123	$ 421,934	$ 2,407,770
Standby letters of credit	28,370	2,102	—	—	30,472

The ACL for off balance sheet credit exposures, which is separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, was $6.8 million and $5.9 million as of December 31, 2024 and December 31, 2023, respectively. Provision expense for off balance sheet credit exposures of $925,000 was recorded for the year ended December 31, 2024, driven largely by an increase in expected future utilization within the C&D portfolio. Provision expense for off balance sheet credit exposures of $1.3 million was recorded for the year ended December 31, 2023.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party beneficiary. Those guarantees are primarily issued to support commercial transactions. Standby letters of credit generally have maturities of one to two years.

In addition to owned banking facilities, Bancorp has entered into long-term leasing arrangements for certain branch facilities. Bancorp also has required future payments for a non-qualified defined benefit retirement plan, time deposit maturities and other obligations.

Required payments under such commitments at December 31, 2024 are as follows:

	Payments due by period				
(in thousands)	Less than one year	One–three years	Three–five years	Over five years	Total
Time deposit maturities	$ 1,056,522	$ 170,943	$ 10,323	$ -	$ 1,237,788
FHLB advances	300,000	—	—	—	300,000
Tax credit partnership contributions	81,632	57,505	2,093	6,008	147,238
Subordinated debentures	—	—	—	26,000	26,000
Operating leases *(1)*	3,955	7,750	7,718	19,120	38,543
Defined benefit retirement plan	219	438	438	1,964	3,059
Other *(2)*	1,021	1,312	1,352	343	4,028

(1) Includes assumed lease renewals.

(2) Consists primarily of contractual requirements relating to community sponsorships.

See the footnote titled "*Commitments and Contingent Liabilities*" for additional detail regarding commitments.

Capital

Information pertaining to Bancorp's capital balances and select ratios follow:

Years ended December 31, *(dollars in thousands, except per share data)*	2024	2023	2022
Stockholders' equity	$ 940,476	$ 858,103	$ 760,432
Dividends per share	$ 1.22	$ 1.18	$ 1.14
Dividend payout ratio, based on basic EPS	31.20 %	31.98 %	35.19 %
Annual dividend yield	1.70 %	2.29 %	1.75 %

At December 31, 2024, stockholders' equity totaled $940 million, representing an increase of $82 million, or 10%, compared to December 31, 2023, as net income of $114.5 million and a small improvement in AOCI was offset by $35.9 million of dividends declared during 2024. The improvement in AOCI was associated with changes in the interest rate environment and the corresponding impact on the valuation of the AFS debt securities portfolio and cash flow hedging derivatives. Further, a $2.5 million increase in retained earnings was recorded in relation to the adoption of ASU 2023-02 effective January 1, 2024. See the *"Consolidated Statement of Changes in Stockholders' Equity"* for further detail of changes in equity.

Bancorp's TCE ratio and tangible book value per share, both non-GAAP disclosures, experienced improvement between December 31, 2023 and December 31, 2024, which stemmed largely from recording net income of $114.5 million. TCE was 8.44% at December 31, 2024 compared to 8.09% at December 31, 2023, while tangible book value per share was $24.82 at December 31, 2024, compared to $21.95 at December 31, 2023. See the section titled *"Non-GAAP Financial Measures"* for reconcilement of non-GAAP to GAAP measures.

In May 2023, Bancorp's Board of Directors extended its share repurchase program authorizing the repurchase of up to 1 million shares, or approximately 4% of Bancorp's total common shares outstanding at the time. The plan, which will expire in May 2025 unless otherwise extended or completed at an earlier date, does not obligate Bancorp to repurchase any specific dollar amount or number of shares prior to the plan's expiration. No shares were repurchased in 2023, nor 2024, as Bancorp continues to prioritize capital preservation and liquidity management. As of December 31, 2024, approximately 741,000 shares remain eligible for repurchase under the current repurchase plan.

Bank holding companies and their subsidiary banks are required by regulators to meet risk-based capital standards. These standards, or ratios, measure the relationship of capital to a combination of balance sheet and off-balance sheet risks. The value of both balance sheet and off-balance sheet items are adjusted to reflect credit risks. See the footnote titled *"Regulatory Matters"* for additional detail regarding regulatory capital requirements, as well as capital ratios of Bancorp and the Bank. The Bank exceeds regulatory capital ratios required to be well-capitalized. Regulatory framework does not define well capitalized for holding companies. Management considers the effects of growth on capital ratios as it contemplates plans for expansion.

Capital ratios as of December 31, 2024 increased compared December 31, 2023, as a result of strong operating results, which served to offset substantial risk-weighted asset growth from the loan portfolio. Bancorp continues to exceed the regulatory requirements for all calculations. Bancorp and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB and the FDIC, in addition to the capital conservation buffer.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized for prompt corrective action requirements, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2024, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio. Bancorp exceeded these levels as of December 31, 2024 and 2023.

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2024, subordinated notes totaled $27 million.

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, Bancorp elected the option to delay the estimated impact on regulatory capital related to the adoption of ASC 326 "*Financial Instruments – Credit Losses,*" or CECL*,* which was effective January 1, 2020. The initial impact of adoption of ASC 326, as well as 25% of the quarterly increases in the ACL subsequent to adoption of ASC 326 (collectively the "transition adjustments") were delayed for two years. After two years, the cumulative amount of the transition adjustments became fixed and will be phased out of the regulatory capital calculations evenly over a three-year period, with 75% recognized in year three, 50% recognized in year four and 25% recognized in year five. After five years, the temporary regulatory capital benefits are fully reversed. 2024 represented the fifth and final year of the transition period for Bancorp. Had Bancorp not elected to defer the regulatory capital impact of CECL, the post ASC 326 adoption capital ratios of Bancorp and the Bank would still have exceeded the well-capitalized level.

Fair Value Measurements

Bancorp follows the provisions of authoritative guidance for fair value measurements. This guidance is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP. It prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP.

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The guidance requires fair value measurements to be classified as Level 1 (quoted prices), Level 2 (based on observable inputs) or Level 3 (based on significant unobservable, internally-derived inputs).

Bancorp's AFS debt securities and interest rate swaps are recorded at fair value on a recurring basis. Other accounts including mortgage loans held for sale, MSRs, impaired loans and OREO may be recorded at fair value on a non-recurring basis, generally in the application of lower of cost or market adjustments or write-downs of specific assets.

The AFS debt securities portfolio is comprised of U.S. Treasury and other U.S. government obligations, debt securities of U.S. government-sponsored corporations (including mortgage-backed securities), and obligations of state and political subdivisions. U.S. Treasury securities are priced using quoted prices of identical securities in an active market. These measurements are classified as Level 1 in the hierarchy above. All other securities are priced using standard industry models or matrices with various assumptions such as yield curves, volatility, prepayment speeds, default rates, time value, credit rating and market prices for similar instruments. These assumptions are generally observable in the market place and can be derived from or supported by observable data. These measurements are classified as Level 2 in the hierarchy above.

Interest rate swaps are valued using primarily Level 2 inputs. Fair value measurements generally based on benchmark forward yield curves and other relevant observable market data. For purposes of potential valuation adjustments to derivative positions, Bancorp evaluates the credit risk of its counterparties as well as its own credit risk. To date, Bancorp has not realized any losses due to a counterparty's inability to perform and the change in value of derivative assets and liabilities attributable to credit risk was not significant during 2024, 2023 and 2022.

MSRs, carried in other assets and recorded at fair value upon capitalization, are amortized to correspond with estimated servicing income and are periodically assessed for impairment based on fair value at the reporting date. Fair value is based on a valuation model that calculates the present value of estimated net servicing income. The model incorporates assumptions that market participants would use in estimating future net servicing income. These measurements are classified as Level 3. At December 31, 2024 and 2023, there was no valuation allowance for MSRs, as fair value exceeded carrying value.

Loans considered to be collateral dependent are measured for impairment and, if indicated, a specific allocation is established based on the value of underlying collateral. Collateral dependent loans include non-accrual loans, individually analyzed PCD loans and loans modified for borrowers experiencing financial difficulty. For collateral dependent loans, fair value amounts represent only those loans with specific valuation allowances established or adjusted and loans charged down to their carrying value during the period. At December 31, 2024 and December 31, 2023, the carrying value of collateral dependent loans measured at fair value on a non-recurring basis was $12 million and $14 million, respectively. These measurements are classified as Level 3.

OREO, which is carried in other assets at the lower of cost or fair value, is periodically assessed for impairment based on fair value at the reporting date. Fair value is commonly based on recent real estate appraisals or valuations performed by internal or external parties which use judgments and assumptions that are property-specific and sensitive to changes in the overall economic environment. Appraisals may be further discounted based on management's judgement and/or changes in market conditions from the date of the most recent appraisal. Many of these inputs are not observable and, accordingly, these measurements are classified as Level 3. OREO is equal to the carrying value of only parcels of OREO for which carrying value equals appraised value. If a parcel of OREO has a carrying value below its appraised value, it is not considered to be carried at fair value. The losses represent write-downs which occurred during the period indicated. At both December 31, 2024 and 2023, the carrying value of OREO totaled $10,000.

See the footnote titled "*Assets and Liabilities Measured and Reported at Fair Value*," for additional detail regarding fair value measurements.

Non-GAAP Financial Measures

The following table provides a reconciliation of total stockholders' equity in accordance with GAAP to tangible stockholders' equity ("TCE"), a non-GAAP disclosure. Bancorp provides the TCE per share, a non-GAAP measure, in addition to those defined by banking regulators, based on its widespread use by investors as a means to evaluate capital adequacy:

December 31, *(dollars and shares in thousands, except per share data)*	2024	2023
Total stockholders' equity - GAAP (a)	$ 940,476	$ 858,103
Less: Goodwill	(194,074)	(194,074)
Less: Core deposit and other intangibles	(15,818)	(20,304)
Tangible common equity - Non-GAAP (c)	$ 730,584	$ 643,725
Total assets - GAAP (b)	$ 8,863,419	$ 8,170,102
Less: Goodwill	(194,074)	(194,074)
Less: Core deposit and other intangibles	(15,818)	(20,304)
Tangible assets - Non-GAAP (d)	$ 8,653,527	$ 7,955,724
Total stockholders' equity to total assets - GAAP (a/b)	10.61%	10.50%
Tangible common equity to tangible assets - Non-GAAP (c/d)	8.44%	8.09%
Total shares outstanding (e)	29,431	29,329
Book value per share - GAAP (a/e)	$ 31.96	$ 29.26
Tangible common equity per share - Non-GAAP (c/e)	24.82	21.95

The efficiency ratio, a non-GAAP measure, equals total non-interest expenses divided by the sum of net interest income (FTE) and non-interest income. In addition to the efficiency ratio presented, Bancorp considers an adjusted efficiency ratio. Bancorp believes it is important because it provides a comparable ratio after eliminating net gains (losses) on sales, calls, and impairment of investment securities, as well as net gains (losses) on sales of premises and equipment and disposition of any acquired assets, if applicable, and the fluctuation in non-interest expenses related to amortization of investments in tax credit partnerships and non-recurring merger expenses, if applicable.

Years ended December 31, *(dollars in thousands)*	2024	2023	2022
Total non-interest expenses (a)	$ 198,179	$ 187,829	$ 191,791
Less: Merger expenses	—	—	(19,500)
Less: Loss on disposition of LFA	—	—	(870)
Less: Amortization of investments in tax credit partnerships	—	(1,294)	(353)
Total non-interest expenses - Non-GAAP (c)	$ 198,179	$ 186,535	$ 171,068
Total net interest income, FTE	$ 257,400	$ 247,869	$ 234,267
Total non-interest income	95,230	92,220	89,149
Total revenue - Non-GAAP (b)	352,630	340,089	323,416
Less: (Gain)/loss on sale of premises and equipment	100	30	(4,341)
Less: Loss on sale of securities	—	44	—
Total adjusted revenue - Non-GAAP (d)	$ 352,730	$ 340,163	$ 319,075
Efficiency ratio - Non-GAAP (a/b)	56.20%	55.23%	59.30%
Adjusted efficiency ratio - Non-GAAP (c/d)	56.18%	54.84%	53.61%

Interest income on a FTE basis includes the additional amount of interest income that would have been earned if investments in certain tax-exempt interest earning assets had been made in assets subject to federal, state and local taxes yielding the same after-tax income. Interest income, yields and ratios on a FTE basis are considered non-GAAP financial measures. Management believes net interest income on a FTE basis provides an insightful picture of the interest margin for comparison purposes. The FTE basis also allows management to assess the comparability of revenue arising from both taxable and tax-exempt sources. The FTE basis assumes a federal corporate income tax rate of 21%.

Years ended December 31, *(dollars in thousands)*	2024	2023	2022
Total interest income - GAAP (a)	$ 412,879	$ 346,696	$ 251,652
FTE adjustment for tax-exempt loans	244	344	532
FTE adjustment for tax-exempt securities	116	193	352
Total interest income, FTE - Non-GAAP (b)	$ 413,239	$ 347,233	$ 252,536

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk.**

Information required by this item is included in Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* of this Form 10-K.

Item 8.   **Financial Statements and Supplementary Data.**

The following consolidated financial statements of Bancorp, and reports of independent registered public accounting firms and management are included below:

    Consolidated Balance Sheets - December 31, 2024 and 2023
    Consolidated Statements of Income - years ended December 31, 2024, 2023 and 2022
    Consolidated Statements of Comprehensive Income (Loss) - years ended December 31, 2024, 2023 and 2022
    Consolidated Statements of Changes in Stockholders' Equity - years ended December 31, 2024, 2023 and 2022
    Consolidated Statements of Cash Flows - years ended December 31, 2024, 2023 and 2022
    Footnotes to Consolidated Financial Statements
    Reports of Independent Registered Public Accounting Firm (Forvis Mazars, LLP, Indianapolis, Indiana, PCAOB ID 686)
    Management's Report on Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2024		December 31, 2023	
Assets				
Cash and due from banks	$	78,925	$	94,466
Federal funds sold and interest bearing due from banks		212,095		171,493
Total cash and cash equivalents		291,020		265,959
Mortgage loans held for sale, at fair value		6,286		6,056
Available for sale debt securities (amortized cost of $1,114,961 in 2024 and $1,154,153 in 2023, respectively)		990,114		1,031,179
Held to maturity debt securities (fair value of $341,357 in 2024 and $408,519 in 2023, respectively)		370,171		439,837
Federal Home Loan Bank stock, at cost		21,603		16,236
Loans		6,520,402		5,771,038
Allowance for credit losses on loans		(86,943)		(79,374)
Net loans		6,433,459		5,691,664
Premises and equipment, net		112,736		101,174
Premises held for sale		2,321		2,502
Bank owned life insurance		89,370		86,927
Accrued interest receivable		27,697		26,830
Goodwill		194,074		194,074
Core deposit intangible		8,978		11,944
Customer list intangible		6,840		8,360
Other assets		308,750		287,360
Total assets	$	8,863,419	$	8,170,102
Liabilities				
Deposits:				
Non-interest bearing	$	1,456,138	$	1,548,624
Interest bearing		5,710,263		5,122,124
Total deposits		7,166,401		6,670,748
Securities sold under agreements to repurchase		162,967		152,991
Federal funds purchased		6,525		12,852
Subordinated debentures		26,806		26,740
Federal Home Loan Bank advances		300,000		200,000
Accrued interest payable		1,912		2,094
Other liabilities		258,332		246,574
Total liabilities		7,922,943		7,311,999
Commitments and contingent liabilities (Footnote 20)				
Stockholders' equity				
Preferred stock, no par value. Authorized 1,000,000 shares; no shares issued or outstanding		—		—
Common stock, no par value. Authorized 40,000,000 shares; issued and outstanding 29,431,000 and 29,329,000 shares in 2024 and 2023, respectively		58,939		58,602
Additional paid-in capital		395,081		385,955
Retained earnings		577,607		506,344
Accumulated other comprehensive loss		(91,151)		(92,798)
Total stockholders' equity		940,476		858,103
Total liabilities and equity	$	8,863,419	$	8,170,102

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, *(in thousands, except per share data)*

	2024	2023	2022
Interest income:			
Loans, including fees	$ 369,362	$ 302,044	$ 216,138
Federal funds sold and interest bearing due from banks	9,256	8,411	6,018
Mortgage loans held for sale	232	211	190
Federal Home Loan Bank stock	2,306	1,560	505
Investment securities:			
Taxable	29,896	32,706	27,302
Tax-exempt	1,827	1,764	1,499
Total interest income	412,879	346,696	251,652
Interest expense:			
Deposits	133,541	81,585	16,412
Securities sold under agreements to repurchase	3,432	2,087	567
Federal funds purchased and other short-term borrowing	471	689	154
Federal Home Loan Bank advances	16,444	12,768	12
Subordinated debentures	1,951	2,235	1,124
Total interest expense	155,839	99,364	18,269
Net interest income	257,040	247,332	233,383
Provision for credit losses	9,725	13,796	10,257
Net interest income after provision expense	247,315	233,536	223,126
Non-interest income:			
Wealth management and trust services	42,843	39,802	36,111
Deposit service charges	8,906	8,866	8,286
Debit and credit card income	20,082	19,438	18,623
Treasury management fees	11,064	10,033	8,590
Mortgage banking income	3,858	3,705	3,210
Loss on sale of securities AFS debt securities	—	(44)	—
Net investment product sales commissions and fees	3,571	3,205	3,063
Bank owned life insurance	2,443	2,253	1,597
Gain (loss) on sale of premises and equipment	(100)	(30)	4,341
Other	2,563	4,992	5,328
Total non-interest income	95,230	92,220	89,149
Non-interest expenses:			
Compensation	100,842	91,876	86,640
Employee benefits	20,268	18,451	16,568
Net occupancy and equipment	15,193	16,384	14,298
Technology and communication	19,207	17,318	14,897
Debit and credit card processing	7,262	6,481	5,909
Marketing and business development	6,924	5,990	5,005
Postage, printing and supplies	3,645	3,604	3,354
Legal and professional	4,111	3,958	2,943
FDIC insurance	4,539	3,911	2,758
Capital and deposit based taxes	2,781	2,476	2,621
Intangible amortization	4,485	4,686	5,544
Amortization of investments in tax credit partnerships	—	1,294	353
Merger expenses	—	—	19,500
Loss on disposition of LFA	—	—	870
Other	8,922	11,400	10,531
Total non-interest expenses	198,179	187,829	191,791
Income before income tax expense	144,366	137,927	120,484
Income tax expense	29,827	30,179	27,190
Net income	114,539	107,748	93,294
Less net income attributed to non-controlling interest	—	—	322
Net income available to stockholders	$ 114,539	$ 107,748	$ 92,972
Net income per share - basic	$ 3.91	$ 3.69	$ 3.24
Net income per share - diluted	$ 3.89	$ 3.67	$ 3.21
Weighted average outstanding shares:			
Basic	29,288	29,212	28,672
Diluted	29,421	29,343	28,922

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, *(in thousands)*

	2024	2023	2022
Net income	$ 114,539	$ 107,748	$ 93,294
Other comprehensive income (loss):			
Change in unrealized gain (loss) on AFS debt securities	(1,873)	30,342	(143,314)
Reclassification adjustment for loss realized on AFS debt securities	—	44	—
Change in fair value of derivatives used in cash flow hedge	4,085	(70)	—
Minimum pension liability adjustment	77	(237)	521
Total other comprehensive income (loss) before income tax effect	2,289	30,079	(142,793)
Tax effect	642	7,341	(35,197)
Total other comprehensive income (loss), net of tax	1,647	22,738	(107,596)
Comprehensive income (loss)	116,186	130,486	(14,302)
Less comprehensive income attributed to non-controlling interest	—	—	322
Comprehensive income (loss) available to stockholders	$ 116,186	$ 130,486	$ (14,624)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2024, 2023 and 2022

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity	Non-controlling interest	Total equity
	Shares outstanding	Amount						
Balance, January 1, 2022	26,596	$ 49,501	$ 243,107	$ 391,201	$ (7,940)	$ 675,869	$ -	$ 675,869
2022 Activity:								
Net income	—	—	—	92,972	—	92,972	322	93,294
Other comprehensive loss	—	—	—	—	(107,596)	(107,596)	—	(107,596)
Stock compensation expense	—	—	4,394	—	—	4,394	—	4,394
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	109	349	5,964	(11,119)	—	(4,806)	—	(4,806)
Stock issued for CB acquisition	2,564	8,539	125,286	—	—	133,825	—	133,825
Non-controlling interest of acquired entity	—	—	—	—	—	—	3,094	3,094
Cash dividends declared, $1.14 per share	—	—	—	(33,311)	—	(33,311)	—	(33,311)
Shares cancelled	(10)	(22)	(276)	298	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	—	(322)	(322)
Disposition of non-controlling interest	—	—	(772)	(143)	—	(915)	(3,094)	(4,009)
Balance, December 31, 2022	29,259	$ 58,367	$ 377,703	$ 439,898	$ (115,536)	$ 760,432	$ -	$ 760,432
Balance, January 1, 2023	29,259	$ 58,367	$ 377,703	$ 439,898	$ (115,536)	$ 760,432	$ -	$ 760,432
2023 Activity:								
Net income	—	—	—	107,748	—	107,748	—	107,748
Other comprehensive income	—	—	—	—	22,738	22,738	—	22,738
Stock compensation expense	—	—	4,464	—	—	4,464	—	4,464
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	73	244	3,924	(6,863)	—	(2,695)	—	(2,695)
Cash dividends declared, $1.18 per share	—	—	—	(34,584)	—	(34,584)	—	(34,584)
Shares cancelled	(3)	(9)	(136)	145	—	—	—	—
Balance, December 31, 2023	29,329	$ 58,602	$ 385,955	$ 506,344	$ (92,798)	$ 858,103	$ -	$ 858,103
Balance, January 1, 2024	29,329	$ 58,602	$ 385,955	$ 506,344	$ (92,798)	$ 858,103	$ -	$ 858,103
2024 Activity:								
Net income	—	—	—	114,539	—	114,539	—	114,539
Other comprehensive income	—	—	—	—	1,647	1,647	—	1,647
Stock compensation expense	—	—	3,773	—	—	3,773	—	3,773
Reclassification adjustment - ASU 2023-02	—	—	—	2,482	—	2,482	—	2,482
Stock issued for share-based awards, net of withholdings to satisfy employee tax obligations	110	367	5,801	(10,385)	—	(4,217)	—	(4,217)
Cash dividends declared, $1.22 per share	—	—	—	(35,851)	—	(35,851)	—	(35,851)
Shares cancelled	(8)	(30)	(448)	478	—	-	—	-
Balance, December 31, 2024	29,431	$ 58,939	$ 395,081	$ 577,607	$ (91,151)	$ 940,476	$ -	$ 940,476

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, *(in thousands)*

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 114,539	$ 107,748	$ 93,294
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	9,725	13,796	10,257
Depreciation, amortization and accretion, net	13,354	21,939	20,658
Deferred income tax expense (benefit)	(3,116)	(435)	1,823
Gain on sale of mortgage loans held for sale	(2,431)	(1,690)	(521)
Origination of mortgage loans held for sale	(114,773)	(105,912)	(135,045)
Proceeds from sale of mortgage loans held for sale	116,974	104,152	145,133
Bank owned life insurance income	(2,443)	(2,253)	(1,597)
(Gain)/loss on the sale of premises and equipment	100	30	(4,341)
Loss on sale of available for sale debt securities	—	44	—
(Gain)/loss on the sale of other real estate owned	—	43	(46)
Loss on disposition of LFA	—	—	870
Stock compensation expense	3,773	4,464	4,394
Excess tax benefit from share-based compensation arrangements	(1,228)	(644)	(1,713)
Net change in accrued interest receivable and other assets	(1,337)	(3,941)	(14,165)
Net change in accrued interest payable and other liabilities	9,731	(30,638)	(10,259)
Net cash provided by operating activities	142,868	106,703	108,742
Cash flows from investing activities:			
Purchases of available for sale debt securities	(396,656)	(6,025)	(196,488)
Proceeeds from sales of available for sale debt securities	—	2,412	—
Proceeeds from sales of acquired available for sale debt securities	—	—	2,111
Proceeds from maturities and paydowns of available for sale debt securities	434,765	144,449	169,499
Purchases of held to maturity debt securities	—	—	(459,183)
Proceeds from maturities and paydowns of held to maturity debt securities	70,044	33,632	145,902
Purchase of bank owned life insurance	—	—	(30,000)
Purchases of FHLB stock	(33,711)	(28,800)	—
Proceeds from redemption of FHLB stock	28,344	23,492	2,883
Proceeds from the disposition of LFA	—	—	4,993
Net change in non-PPP loans	(740,333)	(587,873)	(423,622)
Net change in PPP loans	1,647	14,274	122,141
Purchase of loans from broker	—	—	(82,074)
Purchases of premises and equipment	(9,848)	(7,731)	(18,441)
Proceeds from sale or disposal of premises and equipment	223	1,732	24,732
Other investment activities	(31,532)	(14,235)	(3,502)
Proceeds from sales of other real estate owned	—	624	7,168
Cash for acquisition, net of cash acquired	—	—	349,456
Net cash used in investing activities	(677,057)	(424,049)	(384,425)
Cash flows from financing activities:			
Net change in deposits	495,653	279,496	(515,669)
Net change in securities sold under agreements to repurchase and federal funds purchased	3,649	23,712	(9,929)
Proceeds from FHLB advances	1,000,000	950,000	50,000
Repayments of FHLB advances	(900,000)	(800,000)	—
Repayment of acquired line of credit	—	—	(3,200)
Repurchase of common stock	(4,217)	(2,695)	(4,806)
Cash disbursements to non-controlling interest	—	—	(322)
Disposition of LFA	—	—	(915)
Cash dividends paid	(35,835)	(34,575)	(33,301)
Net cash provided by (used in) financing activities	559,250	415,938	(518,142)
Net change in cash and cash equivalents	25,061	98,592	(793,825)
Beginning cash and cash equivalents	265,959	167,367	961,192
Ending cash and cash equivalents	$ 291,020	$ 265,959	$ 167,367

(continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*

Years Ended December 31, *(in thousands)*

	2024	2023	2022
Supplemental cash flow information:			
Interest paid	$ 156,021	$ 97,930	$ 17,909
Income tax paid, net of refunds	19,428	35,330	20,892
Cash paid for operating lease liabilities	4,672	4,063	3,833
Supplemental non-cash activity:			
Change in unfunded commitments in tax credit investments	$ 19,012	$ 165,435	$ 6,517
Due to broker	10,447	—	22,245
Dividends payable to stockholders	255	239	230
Premises and equipment transferred to premises held for sale	—	871	21,662
Loans transferred to OREO	—	—	587
Liabilities assumed in conjunction with acquisitions:			
Fair value of assets acquired	$ -	$ -	$ 1,403,509
Cash paid in acquisition	—	—	30,994
Common stock issued in acquisition	—	—	133,825
Non-controlling interest of acquired entity	—	—	3,094
Total consideration paid	—	—	167,913
Liabilities assumed	$ -	$ -	$ 1,235,596

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

<u>Nature of Operations</u> – Stock Yards Bancorp, Inc. ("Bancorp" or "the Company") is a FHC headquartered in Louisville, Kentucky. The accompanying consolidated financial statements include the accounts of its wholly owned subsidiary, SYB ("the Bank"). Intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements of Bancorp and its subsidiaries have been prepared in conformity with GAAP and adhere to predominant practices within the banking industry.

Established in 1904, SYB is a state-chartered non-member financial institution that provides services in Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets through 72 full service banking center locations.

Bancorp is divided into two reportable segments: Commercial Banking and WM&T:

> Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses in all its markets through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking, credit card services and other banking services. The Bank also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

> WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

As a result of its acquisition of CB on March 7, 2022, Bancorp became the 100% successor owner of the following unconsolidated Delaware trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS.

Also as a result of its acquisition of Commonwealth Bancshares, Inc., Bancorp acquired a 60% interest in LFA, a Bowling Green, Kentucky-based wealth management services company. Effective December 31, 2022, Bancorp's partial interest in LFA was sold, resulting in a pre-tax loss of $870,000 recorded in other non-interest expense on the consolidated income statements for the quarter and year ended December 31, 2022. This acquired line of business was not within the Company's geographic footprint and ultimately did not align with the Company's long-term strategic model. Net income related to LFA and attributable to Bancorp's 60% interest, excluding the pre-tax loss on disposition noted above, totaled $483,000 for the year ended December 31, 2022.

As a result of its acquisition of Kentucky Bancshares, Inc. on May 31, 2021, Bancorp became the 100% successor owner of a Nevada-based insurance captive taxed under Section 831(b) of the Internal Revenue Code. On April 10, 2023, the IRS issued a proposed regulation that would potentially classify section 831(b) captive activity as a, "listed transaction," and possibly disallow the related tax benefits, both prospectively and retroactively. The regulation was finalized in January 2025 and its impact is being evaluated by management. Bancorp elected not to renew the Captive in August of 2023 and ultimately dissolved the Captive in December of 2023. The Captive's activity is included in the Company's consolidated financial statements and was included in its 2023 federal income tax return. The Captive's activity served to reduce Bancorp's ETR by 0.20% and 0.29% for the years ended December 31, 2023 and 2022, respectively.

<u>Critical Accounting Policies and Estimates</u> – To prepare financial statements in conformity with GAAP, management must make estimates and assumptions that require difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers.

Bancorp's accounting policies are fundamental to understanding management's discussion and analysis of our results of operations and financial condition. At December 31, 2024, the accounting policy considered the most critical in preparing Bancorp's consolidated financial statements is the determination of the ACL for loans. A detailed explanation of how Bancorp determines the ACL for loans is provided within this footnote.

Accounting for Business Acquisitions – Bancorp accounts for acquisitions in accordance with the acquisition method as outlined in ASC Topic 805, "*Business Combinations*." The acquisition method requires: a) identification of the entity that obtains control of the acquiree; b) determination of the acquisition date; c) recognition and measurement of the identifiable assets acquired and liabilities assumed, and any non-controlling interest in the acquiree; and d) recognition and measurement of goodwill or bargain purchase gain.

Identifiable assets acquired, liabilities assumed, and any non-controlling interest in acquirees are generally recognized at their acquisition-date ("day-one") fair values based on the requirements of ASC Topic 820, "*Fair Value Measurements and Disclosures.*" The measurement period for day-one fair values begins on the acquisition date and ends at the earlier of: (a) the day management believes it has all the information necessary to determine day-one fair values; or (b) one year following the acquisition date. In many cases, the determination of day-one fair values requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly complex and subjective in nature and subject to provisional period adjustments, which are retrospective adjustments to reflect new information existing at the acquisition date affecting day-one fair values. More specifically, these provisional period adjustments may be made, as market value data, such as valuations, are received by the Bank. Increases or decreases to day-one fair values are reflected with a corresponding increase or decrease to bargain purchase gain or goodwill.

Acquisition related costs are expensed as incurred unless those costs are related to issuing debt or equity securities used to finance the acquisition.

Cash and Cash Equivalents – Cash and cash equivalents include cash and due from banks, FFS and interest bearing due from banks as segregated in the accompanying consolidated balance sheets.

Mortgage Loans Held for Sale and Mortgage Banking Activities – Effective March 31, 2022, Bancorp elected to begin carrying mortgages originated and intended for sale in the secondary at fair value, as determined by outstanding commitments from investors. Mortgage loans held for sale prior to March 31, 2022 were carried at the lower of cost or market value. Net gains on mortgage loans held for sale are recorded as a component of Mortgage banking income and represent the difference between the selling price and the carrying value of the loans sold. Substantially all of the gains or losses on the sale of loans are reported in earnings when the interest rates on loans are locked.

Commitments to fund mortgage loans ("interest rate lock commitments") to be sold into the secondary market and non-exchange traded mandatory forward sales contracts ("forward contracts") for the future delivery of these mortgage loans or the purchase of TBA securities are accounted for as free-standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the Bank enters into the derivative. Generally, the Bank enters into forward contracts for the future delivery of mortgage loans or the purchase of TBA securities when interest rate lock commitments are entered into in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these mortgage derivatives are included in net gains on sales of loans, which is a component of mortgage banking income on the income statement.

Mortgage loans held for sale are generally sold with the MSRs retained. When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded as component of mortgage banking income. Fair value is based on the market prices for comparable mortgage servicing contracts when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method, which requires servicing rights to be amortized into mortgage banking income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Amortization of MSRs are initially set at seven years and are periodically adjusted based on the weighted average remaining life of the underlying loans.

A primary factor influencing the MSR fair value is the estimated life of the underlying serviced loans. The estimated life of the serviced loans is significantly influenced by market interest rates. During a period of declining interest rates, the fair value of the MSRs generally decline due to higher expected prepayments within the portfolio. Alternatively, during a period of rising interest rates, the fair value of MSRs generally will increase, as prepayments on the underlying loans would be expected to decline.

Loan servicing income is reported on the income statement as a component of Mortgage banking income. Loan servicing income is recorded as loan payments are collected and includes servicing fees from investors and certain charges collected from borrowers. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are considered nominal.

Debt Securities – Bancorp determines the classification of debt securities at the time of purchase. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities not classified as held to maturity are classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in AOCI, net of tax.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific-identification method. Amortization of premiums and discounts are recognized in interest income over the period to maturity using the interest method, except for premiums on callable debt securities, which are amortized to their earliest call date.

Bancorp has made a policy election to exclude accrued interest from the amortized cost basis of debt securities and reports accrued interest separately in the consolidated balance sheets. A debt security is placed on non-accrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on non-accrual is reversed against interest income. There was no accrued interest related to AFS debt securities reversed against interest income for the years ended December 31, 2024 and 2023.

ACL – AFS Debt Securities – For AFS debt securities in an unrealized loss position, Bancorp evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in AOCI, net of tax. Credit-related impairment is recognized as an ACL for AFS debt securities on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable on AFS debt securities totaled $4 million as of both December 31, 2024 and December 31, 2023, respectively, and is excluded from the estimate of credit losses. Both the ACL for AFS debt securities and the adjustment to net income may be reversed if conditions change. However, if Bancorp intends to sell an impaired AFS debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL for AFS debt securities in this situation.

In evaluating AFS debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, Bancorp considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. There were no credit related factors underlying unrealized losses on AFS debt securities at December 31, 2024 and December 31, 2023, therefore, no ACL for AFS securities was recorded.

Changes in the ACL for AFS debt securities are recorded as expense. Losses are charged against the ACL for AFS debt securities when management believes the uncollectability of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

ACL – HTM Debt Securities – Bancorp measures expected credit losses on HTM debt securities on a collective basis by major security type. Accrued interest receivable on HTM debt securities totaled $1 million and $2 million as of December 31, 2024 and December 31, 2023, respectively, and is excluded from the ACL on HTM securities. The estimate of the ACL for HTM securities considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. As of both December 31, 2024 and December 31, 2023, no ACL for HTM securities was recorded.

FHLB Stock – Bancorp is a member institution of the FHLB. Members are required to own a certain amount of stock based on the level of borrowings and other factors and may invest in additional amounts of stock. FHLB stock is carried at cost, classified as a restricted security and annually evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are recorded as interest income.

Loans – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost basis, which is the unpaid principal balance outstanding, net of unearned income, deferred loan fees and costs, premiums and discounts associated with acquisition date fair value adjustments on acquired loans and any direct partial charge-offs. Bancorp has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in the consolidated balance sheets.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the life of the loan without anticipating prepayments.

Loans are considered past due or delinquent when the contractual principal and/or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. The accrual of interest income on loans is typically discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection, or if full collection of interest or principal becomes doubtful. Consumer loans are typically charged off no later than 120 days past due. All interest accrued but not received for a loan placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Acquired loans are recorded at fair value at the date of acquisition based on a DCF methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting Bancorp's assessment of risk inherent in the cash flow estimates. Certain larger purchased loans are individually evaluated while certain purchased loans are grouped together according to similar risk characteristics and are treated in aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective, as they require material estimates, all of which may be susceptible to significant change.

Loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. At the acquisition date, an estimate of expected credit losses is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial ACL is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial ACL is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to non-credit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans.

Acquired loans are determined by Bancorp to have more-than-insignificant deterioration in credit quality since origination if any of the following designations apply, listed in order of priority as follows: Loans individually analyzed by Bancorp and determined to have a collateral or cash flow deficiency resulting in a full or partial allocation for loss, loans placed on non-accrual status by the acquired institution, loans identified as TDRs by the acquired institution, loans that have received a partial charge off by the acquired institution, loans risk-rated below a "pass" grade by the acquired institution and any loans past due 59 days or more at the time of acquisition.

For acquired loans not deemed PCD at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income over the lives of the related loans. For non-PCD loans, an initial ACL on loans is estimated and recorded as credit loss expense at the acquisition date.

The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

ACL – Loans – Under the CECL model, the ACL on loans represents a valuation allowance estimated at each balance sheet date in accordance with GAAP that is deducted from the loans' amortized cost basis to represent the net amount expected to be collected on the loan portfolio.

Bancorp estimates the ACL on loans based on the underlying assets' amortized cost basis, which is the amount at which the receivable is originated or acquired, adjusted for applicable accretion or amortization of premium, discount, and net deferred fees or costs, collection of payment, and partial charge-offs. In the event that collection of principal becomes uncertain, Bancorp has policies in place to reverse accrued interest in a timely manner. Therefore, Bancorp has made a policy election to exclude accrued interest from the measurement of the ACL on loans.

Expected credit losses are reflected in the ACL on loans through a charge to provision for credit losses on loans. When Bancorp deems all or a portion of a financial asset to be uncollectible, the appropriate amount is written-off and the ACL on loans is reduced by the same amount. Bancorp applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts of collection have been exhausted and the collateral, if any, has been liquidated. Subsequent recoveries, if any, are credited to the ACL on loans when received.

Bancorp's methodologies for estimating the ACL on loans consider available relevant information about the collectability of cash flows, including information about past events, current conditions and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed. Bancorp's methodologies may revert to historical loss information on a straight-line basis over a number of quarters when it can no longer develop reasonable and supportable forecasts.

Loans are predominantly segmented by FDIC Call Report Codes into loan pools that have similar risk characteristics, similar collateral types and are assumed to pose consistent risk of loss to Bancorp. Bancorp has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Commercial Real Estate – Non-Owner Occupied – Includes investment real estate loans secured by similar collateral as above. The primary source of income for this loan type is typically rental income associated with the property. This category also includes apartment or multifamily residential buildings (secured by five or more dwelling units).

Commercial Real Estate – Owner Occupied – Includes non-farm, non-residential real estate loans for a variety of commercial property types and purposes, and is typically secured by commercial offices, industrial buildings, warehouses or retail buildings where the owner of the building occupies the property. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party (or affiliate) who owns the property. Repayment terms vary considerably; interest rates are fixed or variable and structured for full or partial amortization of principal.

Commercial and Industrial – Represents loans for C&I purposes to sole proprietorships, partnerships, corporations and other business enterprises, whether secured (other than those that meet the definition of a "loan secured by real estate") or unsecured, single payment or installment. This category includes loans originated for financing capital expenditures, loans secured by accounts receivable, inventory and other business assets such as equipment, non-real estate related construction loans in addition to non-real estate loans guaranteed by the SBA. Bancorp originates these loans for a variety of purposes across various industries. This portfolio has been segregated between term loans and revolving lines of credits based on the varied characteristics of these individual loan structures.

Residential Real Estate – Includes non-revolving (closed-end) first and junior lien loans secured by residential real estate primarily in Bancorp's market areas. This portfolio has been segregated between owner occupied and non-owner occupied status, as the investment nature of the latter poses additional credit risks to Bancorp.

Construction and Land Development – Consists of loans to finance the ground up construction or improvement of owner occupied and non-owner occupied residential and commercial properties and loans secured by raw or improved land. The repayment of C&D loans is generally dependent upon the successful completion of the improvements by the builder for the end user, the leasing of the property, or sale of the property to a third party. Repayment of land secured loans is dependent upon the successful development and sale of the property, the sale of the land as is, or the outside cash flow of the owners to support the retirement of the debt. Bancorp's construction loans may convert to real estate-secured loans once construction is completed or principal amortization payments begin, assuming the borrower retains financing with the Bank.

Home Equity Lines of Credit – Similar to residential real estate above, however these are revolving (open-ended) lines of credit.

Consumer – Represents loans to individuals for personal expenditures that may be secured or unsecured. This includes pre-arranged overdraft plans, secured automobile loans and other consumer-purpose loans.

Leases – Represents a variety of equipment leasing options to businesses.

Credit Cards – Represents revolving short-term loans to businesses and, to a lesser extent, consumers.

Bancorp measures expected credit losses for its loan portfolio segments as follows:

Loan Portfolio Segment	ACL Methodology
Commercial real estate - non-owner occupied	Discounted cash flow
Commercial real estate - owner occupied	Discounted cash flow
Commercial and industrial - term	Static pool
Commercial and industrial - line of credit	Static pool
Residential real estate - owner occupied	Discounted cash flow
Residential real estate - non-owner occupied	Discounted cash flow
Construction and land development	Static pool
Home equity lines of credit	Static pool
Consumer	Static pool
Leases	Static pool
Credit cards	Static pool

Discounted Cash flow Method – The DCF methodology is used to develop cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speeds, curtailments, time to recovery, probability of default and loss given default. The modeling of expected prepayment speeds, curtailment rates and time to recovery are based on historical internal data.

Bancorp uses regression analysis on historical internal and peer data to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the loss drivers. For all loan pools utilizing the DCF method, management utilizes a forecasted unemployment rate as its primary loss driver, as this was determined to best correlate to historical losses. Management has determined that four quarters represents a reasonable and supportable forecast period with reversion back to a historical loss rate over four quarters on a straight-line basis.

The combination of adjustments for credit expectations (default and loss) and timing expectations (prepayment, curtailment, and time to recovery) produces an expected cash flow stream at the instrument level. Instrument effective yield is calculated, net of the impacts of prepayment assumptions, and the instrument expected cash flows are then discounted at that effective yield to produce an instrument-level NPV of expected cash flows. An ACL is established for the difference between the instrument's NPV and amortized cost basis.

Static Pool Method – The static pool methodology is utilized for the loan portfolio segments that typically have shorter durations. For each of these loan segments, Bancorp applies an expected loss ratio based on historical losses adjusted as appropriate for qualitative loss factors. Qualitative loss factors are based on management's judgment of Company, market, industry or business specific data, changes in underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, non-performing and adversely rated loans and reasonable and supportable forecasts of economic conditions.

Collateral Dependent Loans – Loans that do not share risk characteristics are evaluated on an individual basis. For collateral dependent loans where Bancorp has determined that the liquidation or foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and Bancorp expects repayment of the financial asset to be provided substantially through the operation of the business or sale of the collateral, the ACL is measured based on the difference between the estimated fair value of the collateral and the amortized cost basis of the asset as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the NPV of expected cash flows from the operation of the collateral. When repayment is expected to be generated by the sale of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the financial asset exceeds the fair value of the underlying collateral, less estimated cost to sell. The ACL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of loan. Bancorp's estimate of the ACL reflects losses expected over the remaining contractual life of the loan and the contractual term does not consider extensions, renewals or modifications.

Bancorp adopted ASU 2022-02, *"Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures,"* effective January 1, 2023. The amendments in ASU 2022-02 eliminated the recognition and measure of troubled debt restructurings and enhanced disclosures for loan modifications to borrowers experiencing financial difficulty.

Premises and Equipment – Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of premises and equipment is computed using straight-line methods over the estimated useful lives of the assets ranging from three to 40 years. Leasehold improvements are amortized on the straight-line method over terms of the related leases, including expected renewals, or over the useful lives of the improvements, whichever is shorter. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Premises held for sale are carried at the lower of fair value or cost, less accumulated depreciation and amortization. Premises held for sale represent properties owned by Bancorp that are currently listed for sale due mainly to location overlap and/or lack of necessity stemming from acquisition-related activity.

Goodwill and Other Intangible Assets – Goodwill resulting from business acquisitions represents the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested annually for impairment or more frequently if events and circumstances exist that indicate a goodwill impairment test should be performed.

Bancorp has selected September 30th as the date to perform its annual goodwill impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank's balance sheet.

Currently, goodwill recorded on Bancorp's consolidated balance sheets is attributed mainly to the Commercial Banking segment, while a portion is also attributed to the WM&T segment. Goodwill related to the KSB acquisition is deductible for tax purposes, as it was structured as an asset sale/338 election. Goodwill related to the CB and KB acquisitions is not deductible for tax purposes, as both were structured as stock sales. Based on its assessment, Bancorp believes its goodwill balances at December 31, 2024 and December 31, 2023 were not impaired and are properly recorded in the consolidated financial statements.

Other intangible assets consist of CDI and CLI assets arising from business acquisitions. The CDI and CLI assets represent customer relationships associated with acquired deposit portfolios and WM&T businesses, respectively. CDI and CLI assets are initially measured at fair value and then amortized on an accelerated method over their estimated useful lives.

Other Assets – BOLI and other life insurance policies are carried at net realizable value, which considers applicable surrender charges. Also, Bancorp maintains life insurance policies in conjunction with its non-qualified defined benefit and non-qualified compensation plans.

OREO is initially recorded at fair value, less estimated costs to sell, establishing a new cost basis for the asset. OREO is subsequently carried at the lower of cost or estimated fair value minus estimated selling costs. In certain situations, improvements to prepare assets for sale are capitalized if those costs increase the estimated fair value of the asset. Expenses incurred in maintaining assets, write downs to reflect subsequent declines in value, and realized gains or losses are reflected in the results of operations and are included in non-interest income and/or expense.

Bancorp periodically invests in certain partnerships that generate federal income tax credits. The tax benefit of these investments exceeds the amortization expense associated with them, resulting in a positive impact on net income. In addition to income tax benefits, these investments also serve as an economical means of achieving CRA goals. The investments in such partnerships are recorded in other assets on the consolidated balance sheets, while the corresponding contribution requirements are recorded in other liabilities. While contributions are made periodically over the life of the respective investments, which can be up to 10 years depending on the type of investment, the majority of contributions associated with a respective investment are made within the first few years after entering the partnership.

Effective January 1, 2024, Bancorp adopted ASU 2023-02, *"Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* As a result, all of Bancorp's investments in tax credit partnerships are now accounted for under the proportional amortization method, with related amortization expense recorded within income tax expense on the condensed consolidated income statements. Prior to 2024, Bancorp used both the effective yield and the proportional amortization methods to account for these investments, with related amortization expense recorded as a component of non-interest expenses on the condensed consolidated income statements. The adoption of this ASU resulted in a one-time $2.5 million increase in retained earnings, which was recorded at the date of adoption.

Off-Balance Sheet Credit Exposures – Financial instruments include off-balance sheet credit instruments, such as commitments to originate loans, commitments to fund existing loans and commercial letters of credit issued to meet customer-financing needs. Off-balance sheet refers to assets or liabilities that do not appear on a company's balance sheet. Bancorp's exposure to credit loss in the event of non-performance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

Bancorp records an ACL for off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to credit loss expense for off-balance sheet credit exposures included in provision for credit losses on Bancorp's consolidated statements of income. The ACL for off-balance sheet credit exposures is estimated by loan portfolio segment at each balance sheet date under the current CECL model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur and is included in other liabilities on Bancorp's consolidated balance sheets.

Derivatives – Bancorp uses derivative financial instruments, including interest rate swaps, as part of its interest rate risk management. GAAP establishes accounting and reporting standards for derivative instruments and hedging activities. As required by GAAP, Bancorp's interest rate swaps are recognized as other assets and liabilities in the consolidated balance sheet at fair value. Accounting for changes in fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, Bancorp must comply with detailed rules and documentation requirements at inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship. Hedge ineffectiveness, if any, is measured periodically throughout the life of the hedging relationship.

For derivatives designated as cash flow hedges, the effective portion of changes in fair value of the derivative is initially reported in OCI and subsequently reclassified to interest income or expense when the hedged transaction affects earnings, while the ineffective portion of changes in fair value of derivative, if any, is recognized immediately in other noninterest income. Bancorp assesses the effectiveness of each hedging relationship by comparing cumulative changes in cash flows of the derivative hedging instrument with cumulative changes in cash flows of the designated hedged item or transaction.

No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

Periodically, Bancorp enters into an interest rate swap transaction with a borrower, who desires to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. Because of matching terms of offsetting contracts and collateral provisions mitigating any non-performance risk, changes in fair value subsequent to initial recognition have an insignificant effect on earnings. Because these derivative instruments have not been designated as hedging instruments, the derivative instruments are recognized on the consolidated balance sheet at fair value, with changes in fair value, due to changes in prevailing interest rates, recorded in other noninterest income.

Bancorp had no fair value hedging relationships at December 31, 2024 and December 31, 2023. Bancorp does not use derivatives for trading or speculative purposes. See the footnote titled "*Derivative Financial Instruments*" for additional discussion.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from Bancorp, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock-Based Compensation – For all awards, stock-based compensation expense is recognized over the period in which it is earned based on the grant-date fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures at the time of grant. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes – Income tax expense is the total of the current year income tax due or refundable and the change in DTAs and DTLs. DTAs and DTLs are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted statutory tax rates. A valuation allowance, if needed, reduces DTAs to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded.

Bancorp recognizes interest and/or penalties related to income tax matters in income tax expense, if any.

Bancorp periodically invests in certain partnerships with customers that yield historic tax credits. The tax benefit of these investments exceeds the amortization expense associated with them, resulting in a positive impact on net income. Effective January 1, 2024, Bancorp adopted ASU 2023-02, *"Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* As a result, all of Bancorp's investments in tax credit partnerships are now accounted for under the proportional amortization method, with related amortization expense recorded within income tax expense on the condensed consolidated income statements. Prior to 2024, Bancorp used both the effective yield and the proportional amortization methods to account for these investments, with related amortization expense recorded as a component of non-interest expenses on the condensed consolidated income statements.

Net Income Per Share – Basic net income per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per share is determined by dividing net income by the weighted average number of shares of common stock outstanding plus the weighted average number of shares that would be issued upon exercise of dilutive options and SARs, assuming proceeds are used to repurchase shares under the treasury stock method.

Comprehensive Income (Loss) – Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from outside of the Company's control. For Bancorp, this includes net income, changes in unrealized gains and losses on AFS debt securities and cash flow hedging instruments, net of reclassification adjustments and taxes, and minimum pension liability adjustments, net of taxes.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are any outstanding matters that would have a material effect on the financial statements.

Restrictions on Cash and Cash Equivalents – Bancorp has historically been required by the FRB to maintain average reserve balances. Effective March 26, 2020, the FRB reduced the reserve requirement ratio to 0% in response to the COVID-19 pandemic, eliminating reserve requirements for all depository institutions. The reserve requirement ratio remained at 0% as of December 31, 2024.

Dividend Restriction – Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Holding Company or by the Holding Company to shareholders.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as disclosed in footnote titled "*Assets and Liabilities Measured and Reported at Fair Value*" in this section of the filing. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates.

Revenue from Contracts with Customers – The majority of Bancorp's revenue comes from interest income and other sources, including loans, leases, securities, and derivatives, which are not subject to ASC 606. Bancorp's services that fall within the scope of ASC 606 are presented within non-interest income and are recognized as revenue as Bancorp satisfies its obligation to its customer.

Segment Information – Bancorp provides a broad range of financial services to individuals, corporations and others through its full service banking locations. These services include loan and deposit services, cash management services, securities brokerage activities, mortgage origination and WM&T activities. Bancorp's operations are considered by management to be aggregated in two reportable operating segments: Commercial Banking and WM&T, as disclosed in footnote titled *"Segments."*

Adoption of New Accounting Guidance – In March 2023, the FASB issued ASU 2023-02, *"Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* The amendments in this update permits reporting entities to elect to account for their tax equity investments using the proportional amortization method if certain conditions are met, regardless of the tax credit program from which the related income tax credits are received. The amendments allow for making the election to apply the proportional amortization method on a tax-credit-program-by-tax-credit-program basis, as opposed to applying this method at the reporting entity level or to individual investments. Further, the amendments of this ASU removed certain guidance for Qualified Affordable Housing Project investments and require the application of the delayed equity contribution guidance to all tax equity investments. The amendments of this ASU became effective for fiscal years beginning after December 15, 2023 and adoption did not have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* The amendments in this update improved financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update did not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments of this ASU became effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Adoption of this ASU did not have a material impact on Bancorp's consolidated financial statements

Accounting Standards Updates – Generally, if an issued but not yet effective ASU with an expected immaterial impact to Bancorp has been disclosed in prior SEC filings, it will not be re-disclosed.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."* This update requires disaggregated disclosure of income statement expenses for public business entities. New financial statement disclosures are required in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Bancorp is evaluating the impact this ASU will have on our financial statements.

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures, primarily related to effective tax rate reconciliation and information related to income taxes paid, among certain other amendments to improve the effectiveness of such disclosures. The amendments of this ASU are effective for fiscal years beginning after December 15, 2024 and are to be applied on a prospective basis. Adoption of this ASU is not expected to have a material impact on Bancorp's consolidated financial statements.

(2) Cash and Due from Banks

At December 31, 2024 and 2023, Bancorp's interest-bearing cash accounts and non-interest bearing deposits held at other financial institutions exceeded the $250,000 federally insured limits by approximately $3 million and $5 million, respectively. Each correspondent bank's financial performance and market rating are reviewed on a quarterly basis to ensure Bancorp maintains deposits only at highly rated institutions, providing minimal risk for those exceeding federally insured limits. Bancorp had approximately $219 million and $170 million held cumulatively at the FRB and FHLB as of December 31, 2024 and December 31, 2023, which are government-sponsored entities not insured by the FDIC. The vast majority of these balances were held at the FRB.

Bancorp has historically been required to maintain an average reserve balance in cash or with the FRB relating to customer deposits. However, effective March 26, 2020, the FRB reduced the requirement ratio to 0% in response to the COVID-19 pandemic, eliminating the reserve requirements for all depository institutions. The reserve requirement remained at 0% as of December 31, 2024.

(3) Investment Securities

Debt securities purchased in which Bancorp has the intent and ability to hold to their maturity are classified as HTM securities. All other investment securities are classified as AFS securities.

AFS Debt Securities

The following table summarizes the amortized cost, unrealized gains and losses, and fair value of Bancorp's AFS debt securities portfolio:

(in thousands) December 31, 2024	Amortized cost		Unrealized				Fair value	
			Gains		Losses			
U.S. Treasury and other U.S. Government obligations	$	198,182	$	33	$	-	$	198,215
Government sponsored enterprise obligations		88,895		110		(4,847)		84,158
Mortgage backed securities - government agencies		696,767		-		(105,790)		590,977
Obligations of states and political subdivisions		128,431		1		(14,198)		114,234
Other		2,686		-		(156)		2,530
Total available for sale debt securities	$	1,114,961	$	144	$	(124,991)	$	990,114
December 31, 2023								
U.S. Treasury and other U.S. Government obligations	$	119,931	$	-	$	(3,662)	$	116,269
Government sponsored enterprise obligations		104,677		157		(4,987)		99,847
Mortgage backed securities - government agencies		789,145		83		(101,189)		688,039
Obligations of states and political subdivisions		136,579		5		(13,094)		123,490
Other		3,821		-		(287)		3,534
Total available for sale debt securities	$	1,154,153	$	245	$	(123,219)	$	1,031,179

HTM Debt Securities

The following table summarizes the amortized cost, unrecognized gains and losses, and fair value of Bancorp's HTM debt securities portfolio:

(in thousands) December 31, 2024	Carrying value		Unrecognized				Fair value	
			Gains		Losses			
U.S. Treasury and other U.S. Government obligations	$	153,850	$	-	$	(741)	$	153,109
Government sponsored enterprise obligations		25,395		-		(2,034)		23,361
Mortgage backed securities - government agencies		190,926		2		(26,041)		164,887
Total held to maturity debt securities	$	370,171	$	2	$	(28,816)	$	341,357
December 31, 2023								
U.S. Treasury and other U.S. Government obligations	$	203,259	$	-	$	(4,932)	$	198,327
Government sponsored enterprise obligations		26,918		-		(2,457)		24,461
Mortgage backed securities - government agencies		209,660		1		(23,930)		185,731
Total held to maturity debt securities	$	439,837	$	1	$	(31,319)	$	408,519

All investment securities classified as HTM by Bancorp as of December 31, 2024 and December 31, 2023 are obligations of the U.S. Government and/or are issued by U.S. Government-sponsored agencies and have an implicit or explicit government guarantee. Therefore, no ACL was recorded for Bancorp's HTM securities as of December 31, 2024 and December 31, 2023. Further, as of December 31, 2024 and December 31, 2023, none of Bancorp's HTM securities were on non-accrual or in past due status.

Debt Securities by Contractual Maturity

A summary of AFS and HTM debt securities by contractual maturity as of December 31, 2024 follows:

(in thousands)	AFS Debt Securities		HTM Debt Securities	
	Amortized cost	Fair value	Carrying value	Fair value
Due within one year	$ 201,548	$ 201,552	$ 151,882	$ 151,207
Due after one year but within five years	36,543	34,910	2,638	2,555
Due after five years but within 10 years	94,672	81,754	24,251	22,250
Due after 10 years	85,431	80,921	474	458
Mortgage backed securities - government agencies	696,767	590,977	190,926	164,887
Total	$ 1,114,961	$ 990,114	$ 370,171	$ 341,357

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without prepayment penalties. The investment portfolio includes MBS, which are guaranteed by agencies such as FHLMC, FNMA and GNMA. These securities differ from traditional debt securities primarily in that they may have uncertain principal payment dates and are priced based on estimated prepayment rates on the underlying collateral.

At December 31, 2024 and 2023, there were no holdings of debt securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

Accrued interest on the investment securities portfolio (AFS and HTM) totaled $5 million and $6 million at December 31, 2024 and 2023, respectively, and was included in the consolidated balance sheets.

No gains or losses on sales or calls of securities were recorded for the year ended December 31, 2024. As a result of the dissolution of the Captive during the fourth quarter of 2023, a loss totaling $44,000 on the sale of AFS treasury securities held by the Captive was recorded for the year ended December 31, 2023.

Securities with a carrying value of $852 million and $991 million were pledged at December 31, 2024 and 2023, respectively, to secure accounts of commercial depositors in cash management accounts, public deposits and uninsured cash balances for WM&T accounts.

Based on an evaluation of available information including security type, counterparty credit quality, past events, current conditions, and reasonable and supportable forecasts that are relevant to collectability, Bancorp has concluded that it expects to receive all contractual cash flows from each security held in its AFS and HTM debt securities portfolio. As such, no allowance or impairment was recorded with respect to investment securities as of December 31, 2024.

Unrealized and Unrecognized Loss Analysis on Debt Securities

Debt securities with unrealized and unrecognized losses at December 31, 2024 and December 31, 2023, aggregated by investment category and length of time securities have been in a continuous unrealized/unrecognized loss position follows:

	AFS Debt Securities					
	Less than 12 months		12 months or more		Total	
(in thousands) December 31, 2024	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprise obligations	$ 5,801	$ (49)	$ 74,478	$ (4,798)	$ 80,279	$ (4,847)
Mortgage-backed securities - government agencies	23,159	(579)	567,818	(105,211)	590,977	(105,790)
Obligations of states and political subdivisions	9,181	(164)	101,407	(14,034)	110,588	(14,198)
Other	-	-	2,530	(156)	2,530	(156)
Total AFS debt securities	$ 38,141	$ (792)	$ 746,233	$ (124,199)	$ 784,374	$ (124,991)
December 31, 2023						
U.S. Treasury and other U.S. Government obligations	$ -	$ -	$ 116,269	$ (3,662)	$ 116,269	$ (3,662)
Government sponsored enterprise obligations	-	-	83,675	(4,987)	83,675	(4,987)
Mortgage-backed securities - government agencies	16,346	(95)	661,195	(101,094)	677,541	(101,189)
Obligations of states and political subdivisions	6,326	(64)	105,179	(13,030)	111,505	(13,094)
Other	-	-	3,534	(287)	3,534	(287)
Total AFS debt securities	$ 22,672	$ (159)	$ 969,852	$ (123,060)	$ 992,524	$ (123,219)

	HTM Debt Securities					
	Less than 12 months		12 months or more		Total	
(in thousands) December 31, 2024	Fair value	Unrecognized losses	Fair value	Unrecognized losses	Fair value	Unrecognized losses
U.S. Treasury and other U.S. Government obligations	$ -	$ -	$ 153,109	$ (741)	$ 153,109	$ (741)
Government sponsored enterprise obligations	396	(6)	22,965	(2,028)	23,361	(2,034)
Mortgage-backed securities - government agencies	-	-	164,724	(26,041)	164,724	(26,041)
Total HTM debt securities	$ 396	$ (6)	$ 340,798	$ (28,810)	$ 341,194	$ (28,816)
December 31, 2023						
U.S. Treasury and other U.S. Government obligations	$ -	$ -	$ 198,327	$ (4,932)	$ 198,327	$ (4,932)
Government sponsored enterprise obligations	455	(1)	23,967	(2,456)	24,422	(2,457)
Mortgage-backed securities - government agencies	-	-	185,504	(23,930)	185,504	(23,930)
Total HTM debt securities	$ 455	$ (1)	$ 407,798	$ (31,318)	$ 408,253	$ (31,319)

Applicable dates for determining when securities are in an unrealized loss position are December 31, 2024 and 2023, respectively. As such, it is possible that a security had a market value lower than its amortized cost on other days during the past 12 months, but is not in the *"Less than 12 months"* category in the preceding table.

For debt securities with unrealized and unrecognized loss positions, Bancorp evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in AOCI, net of tax. Credit-related impairment is recognized as an a ACL for debt securities on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable is excluded from the estimate of credit losses. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if Bancorp intends to sell an impaired debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in this situation.

In evaluating debt securities in unrealized and unrecognized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, Bancorp considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. Unrealized and unrecognized losses on Bancorp's investment securities portfolio have not been recognized as an expense because the securities are of high credit quality, and the decline in fair values is attributable to changes in the prevailing interest rate environment since the purchase date. Fair value is expected to recover as securities reach maturity and/or the interest rate environment returns to conditions similar to when these securities were purchased. These investments consisted of 488 and 498 separate investment positions as of December 31, 2024 and December 31, 2023, respectively. By dollar value, approximately 86% and 98% of the portfolio was in a loss position as of December 31, 2024 and December 31, 2023, respectively. There were no credit related factors underlying unrealized and unrecognized losses on debt securities at December 31, 2024 and December 31, 2023.

(4) Loans and ACL for Loans

Composition of loans by class follows:

December 31, *(in thousands)*	2024	2023
Commercial real estate - non-owner occupied	$ 1,835,935	$ 1,561,689
Commercial real estate - owner occupied	1,002,853	907,424
Total commercial real estate	2,838,788	2,469,113
Commercial and industrial - term	884,399	867,380
Commercial and industrial - lines of credit	554,255	439,748
Total commercial and industrial	1,438,654	1,307,128
Residential real estate - owner occupied	805,080	708,893
Residential real estate - non-owner occupied	382,744	358,715
Total residential real estate	1,187,824	1,067,608
Construction and land development	623,005	531,324
Home equity lines of credit	247,433	211,390
Consumer	144,644	145,340
Leases	15,514	15,503
Credit cards	24,540	23,632
Total loans (1)	$ 6,520,402	$ 5,771,038

(1) Total loans are presented inclusive of premiums, discounts and net loan origination fees and costs.

Fees and costs of originating loans are deferred at origination and amortized over the life of the loan. At December 31, 2024 and 2023, net deferred loan origination fees exceeded deferred loan origination costs, resulting in a net reduction of loan balances totaling $3 million and $2 million, respectively.

Bancorp's credit exposure is diversified with secured and unsecured loans to individuals and businesses. No specific industry concentration exceeds 10% of loans outstanding. While Bancorp has a diversified loan portfolio, a customer's ability to honor contracts is somewhat dependent upon the economic stability and/or industry in which that customer does business. Loans outstanding and related unfunded commitments are primarily concentrated within Bancorp's current market areas, which encompass Louisville, central, eastern and northern Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio metropolitan markets.

Bancorp occasionally enters into loan participation agreements with other banks in the ordinary course of business to diversify credit risk. For certain sold participation loans, Bancorp has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their share of the loan without permission from Bancorp. GAAP requires the participated portion of these loans to be recorded as secured borrowings. The participated portions of these loans are included in the C&I totals above with a corresponding liability reflected in other liabilities. At December 31, 2024 and 2023, the total participated portions of loans of this nature totaled $2 million and $4 million, respectively.

Accrued interest on loans, which is excluded from the amortized cost of loans, totaled $23 million and $21 million at December 31, 2024 and 2023, respectively, and was included in the consolidated balance sheets.

Loans with carrying amounts of $3.48 billion and $3.15 billion were pledged to secure FHLB borrowing capacity at December 31, 2024 and December 31, 2023, respectively.

In the ordinary course of business, Bancorp has granted loans to certain related interests, including directors, executive officers and their affiliates (collectively referred to as "related parties"). Such loans are made on substantially the same terms as those for comparable transactions and at interest rates prevailing at the time of the transactions, and do not present other unfavorable features.

Loans to directors and their related interests, including loans to companies for which directors are principal owners and executive officers are presented in the following table:

Years ended December 31, *(in thousands)*	2024	2023
Balance at beginning of period	$ 62,412	$ 78,685
Effect of change in composition of related interests	22,111	(97)
New term loans	16,255	-
Repayment of term loans	(10,612)	(1,216)
Changes in balances of revolving lines of credit	6,937	(14,960)
Balance at end of period	$ 97,103	$ 62,412

ACL for Loans

The table below reflects activity in the ACL related to loans:

(in thousands) Year ended December 31, 2024	Beginning Balance	Provision for Credit Losses on Loans	Charge-offs	Recoveries	Ending Balance
Commercial real estate - non-owner occupied	$ 22,133	$ (8,217)	$ -	$ 19	$ 13,935
Commercial real estate - owner occupied	11,667	(1,568)	-	93	10,192
Total commercial real estate	33,800	(9,785)	-	112	24,127
Commercial and industrial - term	14,359	7,264	(748)	409	21,284
Commercial and industrial - lines of credit	6,495	90	(555)	466	6,496
Total commercial and industrial	20,854	7,354	(1,303)	875	27,780
Residential real estate - owner occupied	9,316	5,481	(356)	27	14,468
Residential real estate - non-owner occupied	4,282	865	-	7	5,154
Total residential real estate	13,598	6,346	(356)	34	19,622
Construction and land development	7,593	3,388	-	-	10,981
Home equity lines of credit	1,660	(283)	(107)	7	1,277
Consumer	1,407	1,424	(785)	485	2,531
Leases	220	150	-	-	370
Credit cards	242	206	(225)	32	255
Total	$ 79,374	$ 8,800	$ (2,776)	$ 1,545	$ 86,943

(in thousands) Year ended December 31, 2023	Beginning Balance		Provision for Credit Losses on Loans		Charge-offs		Recoveries		Ending Balance
Commercial real estate - non-owner occupied	$	22,641	$	(599)	$	-	$	91	$ 22,133
Commercial real estate - owner occupied		10,827		831		-		9	11,667
Total commercial real estate		33,468		232		-		100	33,800
Commercial and industrial - term		12,991		3,607		(2,298)		59	14,359
Commercial and industrial - lines of credit		6,389		3,582		(3,633)		157	6,495
Total commercial and industrial		19,380		7,189		(5,931)		216	20,854
Residential real estate - owner occupied		6,717		2,597		(43)		45	9,316
Residential real estate - non-owner occupied		3,597		683		-		2	4,282
Total residential real estate		10,314		3,280		(43)		47	13,598
Construction and land development		7,186		407		-		-	7,593
Home equity lines of credit		1,613		59		(12)		-	1,660
Consumer		1,158		628		(865)		486	1,407
Leases		201		19		-		-	220
Credit cards		211		657		(661)		35	242
Total	$	73,531	$	12,471	$	(7,512)	$	884	$ 79,374

(in thousands) Year ended December 31, 2022	Beginning Balance		Initial ACL for Acquired PCD Loans		Provision for Credit Losses on Loans		Charge-offs		Recoveries		Ending Balance
Commercial real estate - non-owner occupied	$	15,960	$	3,508	$	3,173	$	(37)	$	37	$ 22,641
Commercial real estate - owner occupied		9,595		2,121		(1,061)		(41)		213	10,827
Total commercial real estate		25,555		5,629		2,112		(78)		250	33,468
Commercial and industrial - term		8,577		1,358		2,497		(724)		1,283	12,991
Commercial and industrial - lines of credit		4,802		1,874		(87)		(200)		-	6,389
Total commercial and industrial		13,379		3,232		2,410		(924)		1,283	19,380
Residential real estate - owner occupied		4,316		590		1,777		(30)		64	6,717
Residential real estate - non-owner occupied		3,677		-		(75)		(27)		22	3,597
Total residential real estate		7,993		590		1,702		(57)		86	10,314
Construction and land development		4,789		419		2,050		(72)		-	7,186
Home equity lines of credit		1,044		2		567		-		-	1,613
Consumer		772		78		750		(1,080)		638	1,158
Leases		204		-		(3)		-		-	201
Credit cards		162		-		94		(96)		51	211
Total	$	53,898	$	9,950	$	9,682	$	(2,307)	$	2,308	$ 73,531

The following tables present the amortized cost basis of non-performing loans and the amortized cost basis of loans on non-accrual status for which there was no related ACL losses:

(in thousands) December 31, 2024	Non-accrual Loans With No Recorded ACL		Total Non-accrual		Past Due 90-Days- or-More and Still Accruing Interest	
Commercial real estate - non-owner occupied	$	4,409	$	5,221	$	—
Commercial real estate - owner occupied		434		1,231		73
Total commercial real estate		4,843		6,452		73
Commercial and industrial - term		3,828		4,903		95
Commercial and industrial - lines of credit		—		—		19
Total commercial and industrial		3,828		4,903		114
Residential real estate - owner occupied		371		7,168		—
Residential real estate - non-owner occupied		—		2,451		39
Total residential real estate		371		9,619		39
Construction and land development		—		311		—
Home equity lines of credit		—		70		91
Consumer		—		372		—
Leases		—		—		—
Credit cards		—		—		170
Total	$	9,042	$	21,727	$	487

(in thousands) December 31, 2023	Non-accrual Loans With No Recorded ACL		Total Non-accrual		Past Due 90-Days- or-More and Still Accruing Interest	
Commercial real estate - non-owner occupied	$	1,714	$	8,649	$	—
Commercial real estate - owner occupied		—		885		—
Total commercial real estate		1,714		9,534		—
Commercial and industrial - term		688		4,456		—
Commercial and industrial - lines of credit		—		215		—
Total commercial and industrial		688		4,671		—
Residential real estate - owner occupied		230		3,667		—
Residential real estate - non-owner occupied		—		372		—
Total residential real estate		230		4,039		—
Construction and land development		—		—		—
Home equity lines of credit		343		467		—
Consumer		—		337		—
Leases		—		—		—
Credit cards		—		10		110
Total	$	2,975	$	19,058	$	110

For the years ended December 31, 2024 and 2023, the amount of accrued interest income previously recorded as revenue and subsequently reversed due to the change in accrual status was nominal.

For the years ended December 31, 2024 and 2023, no interest income was recognized on loans on non-accrual status.

The following table presents the amortized cost basis and ACL allocated for collateral dependent loans, which are individually evaluated to determine expected credit losses:

(in thousands) December 31, 2024	Real Estate	Accounts Receivable / Equipment	Other	Total	ACL Allocation
Commercial real estate - non-owner occupied	$ 11,699	$ -	$ -	$ 11,699	$ 1,075
Commercial real estate - owner occupied	3,547	-	-	3,547	764
Total commercial real estate	15,246	-	-	15,246	1,839
Commercial and industrial - term	740	4,062	76	4,878	516
Commercial and industrial - lines of credit	349	200	-	549	139
Total commercial and industrial	1,089	4,262	76	5,427	655
Residential real estate - owner occupied	6,514	-	-	6,514	448
Residential real estate - non-owner occupied	2,974	-	-	2,974	852
Total residential real estate	9,488	-	-	9,488	1,300
Construction and land development	311	-	-	311	20
Home equity lines of credit	70	-	-	70	-
Consumer	-	-	356	356	34
Leases	-	-	-	-	-
Credit cards	-	-	-	-	-
Total collateral dependent loans	$ 26,204	$ 4,262	$ 432	$ 30,898	$ 3,848

(in thousands) December 31, 2023	Real Estate	Accounts Receivable / Equipment	Other	Total	ACL Allocation
Commercial real estate - non-owner occupied	$ 15,419	$ -	$ -	$ 15,419	$ 1,604
Commercial real estate - owner occupied	2,586	-	-	2,586	812
Total commercial real estate	18,005	-	-	18,005	2,416
Commercial and industrial - term	302	4,088	-	4,390	377
Commercial and industrial - lines of credit	2,781	101	-	2,882	708
Total commercial and industrial	3,083	4,189	-	7,272	1,085
Residential real estate - owner occupied	4,205	-	-	4,205	198
Residential real estate - non-owner occupied	558	-	-	558	116
Total residential real estate	4,763	-	-	4,763	314
Construction and land development	-	-	-	-	-
Home equity lines of credit	467	-	-	467	-
Consumer	-	-	335	335	18
Leases	-	-	-	-	-
Credit cards	-	-	-	-	-
Total collateral dependent loans	$ 26,318	$ 4,189	$ 335	$ 30,842	$ 3,833

There have been no significant changes to the types of collateral securing Bancorp's collateral dependent loans.

The following tables present the aging of contractually past due loans by portfolio class:

(in thousands) December 31, 2024	Current	30-59 days Past Due	60-89 days Past Due	90 or more days Past Due	Total Past Due Loans	Total Loans
Commercial real estate - non-owner occupied	$ 1,831,135	$ 168	$ 4,410	$ 222	$ 4,800	$ 1,835,935
Commercial real estate - owner occupied	1,001,351	648	715	139	1,502	1,002,853
Total commercial real estate	2,832,486	816	5,125	361	6,302	2,838,788
Commercial and industrial - term	879,597	103	2,740	1,959	4,802	884,399
Commercial and industrial - lines of credit	552,655	59	1,522	19	1,600	554,255
Total commercial and industrial	1,432,252	162	4,262	1,978	6,402	1,438,654
Residential real estate - owner occupied	789,286	7,737	3,176	4,881	15,794	805,080
Residential real estate - non-owner occupied	381,177	628	56	883	1,567	382,744
Total residential real estate	1,170,463	8,365	3,232	5,764	17,361	1,187,824
Construction and land development	622,614	391	—	—	391	623,005
Home equity lines of credit	246,700	424	194	115	733	247,433
Consumer	143,796	470	69	309	848	144,644
Leases	15,514	—	—	—	—	15,514
Credit cards	24,122	220	27	171	418	24,540
Total	$ 6,487,947	$ 10,848	$ 12,909	$ 8,698	$ 32,455	$ 6,520,402

(in thousands) December 31, 2023	Current	30-59 days Past Due	60-89 days Past Due	90 or more days Past Due	Total Past Due Loans	Total Loans
Commercial real estate - non-owner occupied	$ 1,558,756	$ 768	$ 318	$ 1,847	$ 2,933	$ 1,561,689
Commercial real estate - owner occupied	906,385	758	260	21	1,039	907,424
Total commercial real estate	2,465,141	1,526	578	1,868	3,972	2,469,113
Commercial and industrial - term	866,089	244	2	1,045	1,291	867,380
Commercial and industrial - lines of credit	439,671	77	—	—	77	439,748
Total commercial and industrial	1,305,760	321	2	1,045	1,368	1,307,128
Residential real estate - owner occupied	699,475	5,290	1,612	2,516	9,418	708,893
Residential real estate - non-owner occupied	357,763	621	94	237	952	358,715
Total residential real estate	1,057,238	5,911	1,706	2,753	10,370	1,067,608
Construction and land development	531,324	—	—	—	—	531,324
Home equity lines of credit	210,823	67	33	467	567	211,390
Consumer	144,640	258	145	297	700	145,340
Leases	15,503	—	—	—	—	15,503
Credit cards	23,287	191	44	110	345	23,632
Total	$ 5,753,716	$ 8,274	$ 2,508	$ 6,540	$ 17,322	$ 5,771,038

Loan Risk Ratings

Consistent with regulatory guidance, Bancorp categorizes loans into credit risk rating categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, credit documentation, public information and current economic trends. Pass-rated loans include all risk-rated loans other than those classified as OAEM, substandard, and doubtful, which are defined below:

OAEM – Loans classified as OAEM have potential weaknesses requiring management's heightened attention. These potential weaknesses may result in deterioration of repayment prospects for the loan or of Bancorp's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the paying capacity of the obligor or of collateral pledged, if any. Loans so classified have well-defined weaknesses that jeopardize ultimate repayment of the debt. Default is a distinct possibility if the deficiencies are not corrected.

Substandard non-performing – Loans classified as substandard non-performing have all the characteristics of substandard loans and have been placed on non-accrual status. Loans are usually placed on non-accrual status when prospects for recovering both principal and accrued interest are considered doubtful or when a default of principal or interest has existed for 90 days or more.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. A loan is typically charged off once it is classified as doubtful.

Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination. Current period renewals of credit are re-underwritten at the point of renewal and considered current period originations for purposes of the table below. Bancorp has elected not to disclose revolving loans that have converted to term loans, as activity relating to this disclosure, which is included in the tables is currently immaterial to Bancorp's loan portfolio and is expected to be in the future.

As of December 31, 2024, the risk rating of loans based on year of origination was as follows:

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2024	2023	2022	2021	2020	Prior		
Commercial real estate - non-owner occupied:								
Risk rating								
Pass	$ 416,310	$ 293,890	$ 402,081	$ 291,741	$ 199,039	$ 157,303	$ 28,584	$ 1,788,948
OAEM	10,480	1,533	-	10,709	1,664	13,191	-	37,577
Substandard	1,546	-	2,320	-	-	225	98	4,189
Substandard non-performing	269	-	-	-	-	4,952	-	5,221
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate non-owner occupied	$ 428,605	$ 295,423	$ 404,401	$ 302,450	$ 200,703	$ 175,671	$ 28,682	$ 1,835,935
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate - owner occupied:								
Risk rating								
Pass	$ 133,404	$ 163,452	$ 172,933	$ 174,638	$ 156,955	$ 139,919	$ 22,012	$ 963,313
OAEM	6,292	273	1,145	1,856	715	3,385	-	13,666
Substandard	7,192	9,923	3,656	3,643	-	229	-	24,643
Substandard non-performing	434	-	-	731	66	-	-	1,231
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate owner occupied	$ 147,322	$ 173,648	$ 177,734	$ 180,868	$ 157,736	$ 143,533	$ 22,012	$ 1,002,853
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial and industrial - term:								
Risk rating								
Pass	$ 312,854	$ 173,383	$ 198,754	$ 120,056	$ 34,013	$ 30,903	$ -	$ 869,963
OAEM	2,679	1,813	833	104	28	-	-	5,457
Substandard	496	311	-	3,036	10	223	-	4,076
Substandard non-performing	3,822	349	343	-	302	87	-	4,903
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - term	$ 319,851	$ 175,856	$ 199,930	$ 123,196	$ 34,353	$ 31,213	$ -	$ 884,399
Current period gross charge offs	$ (414)	$ (250)	$ (6)	$ (78)	$ -	$ -	$ -	$ (748)
Commercial and industrial - lines of credit								
Risk rating								
Pass	$ 119,206	$ 11,181	$ 3,967	$ 2,553	$ 295	$ 2,654	$ 372,866	$ 512,722
OAEM	7,448	-	-	-	-	-	10,750	18,198
Substandard	-	-	-	-	-	-	23,335	23,335
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - lines of credit	$ 126,654	$ 11,181	$ 3,967	$ 2,553	$ 295	$ 2,654	$ 406,951	$ 554,255
Current period gross charge offs	$ -	$ -	$ (555)	$ -	$ -	$ -	$ -	$ (555)

(continued)

(continued)

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2024	2023	2022	2021	2020	Prior		
Residential real estate - owner occupied								
Risk rating								
Pass	$ 161,257	$ 154,799	$ 166,127	$ 159,449	$ 77,516	$ 78,169	$ -	$ 797,317
OAEM	158	-	-	83	-	-	-	241
Substandard	-	-	12	-	-	342	-	354
Substandard non-performing	1,028	3,737	1,400	320	9	674	-	7,168
Doubtful	-	-	-	-	-	-	-	-
Total Residential real estate - owner occupied	$ 162,443	$ 158,536	$ 167,539	$ 159,852	$ 77,525	$ 79,185	$ -	$ 805,080
Current period gross charge offs	$ -	$ (349)	$ -	$ -	$ -	$ (7)	$ -	$ (356)
Residential real estate - non-owner occupied								
Risk rating								
Pass	$ 80,717	$ 66,330	$ 72,580	$ 70,585	$ 41,874	$ 47,578	$ -	$ 379,664
OAEM	-	-	-	-	-	514	-	514
Substandard	-	-	-	-	-	115	-	115
Substandard non-performing	739	1,332	214	17	-	149	-	2,451
Doubtful	-	-	-	-	-	-	-	-
Total Residential real estate - non-owner occupied	$ 81,456	$ 67,662	$ 72,794	$ 70,602	$ 41,874	$ 48,356	$ -	$ 382,744
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction and land development								
Risk rating								
Pass	$ 237,785	$ 234,782	$ 115,429	$ 8,381	$ 1,273	$ 3,569	$ 15,420	$ 616,639
OAEM	3,680	1,376	-	-	-	-	-	5,056
Substandard	-	-	-	-	-	-	999	999
Substandard non-performing	311	-	-	-	-	-	-	311
Doubtful	-	-	-	-	-	-	-	-
Total Construction and land development	$ 241,776	$ 236,158	$ 115,429	$ 8,381	$ 1,273	$ 3,569	$ 16,419	$ 623,005
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Home equity lines of credit								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 246,336	$ 246,336
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	1,027	1,027
Substandard non-performing	-	-	-	-	-	-	70	70
Doubtful	-	-	-	-	-	-	-	-
Total Home equity lines of credit	$ -	$ -	$ -	$ -	$ -	$ -	$ 247,433	$ 247,433
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ (107)	$ (107)
Consumer								
Risk rating								
Pass	$ 22,895	$ 18,200	$ 12,822	$ 6,294	$ 1,095	$ 1,023	$ 81,943	$ 144,272
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	135	113	66	13	17	28	-	372
Doubtful	-	-	-	-	-	-	-	-
Total Consumer	$ 23,030	$ 18,313	$ 12,888	$ 6,307	$ 1,112	$ 1,051	$ 81,943	$ 144,644
Current period gross charge offs	$ (640)	$ (19)	$ (12)	$ (41)	$ (9)	$ (45)	$ (19)	$ (785)

(continued)

(continued)

(in thousands) December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2024	2023	2022	2021	2020	Prior		
Leases								
Risk rating								
Pass	$ 4,935	$ 5,439	$ 1,864	$ 1,462	$ 597	$ 3	$ -	$ 14,300
OAEM	-	-	-	-	-	-	-	-
Substandard	31	-	586	536	61	-	-	1,214
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Leases	$ 4,966	$ 5,439	$ 2,450	$ 1,998	$ 658	$ 3	$ -	$ 15,514
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit cards								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,540	$ 24,540
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 24,540	$ 24,540
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ (225)	$ (225)
Total loans								
Risk rating								
Pass	**$ 1,489,363**	**$ 1,121,456**	**$ 1,146,557**	**$ 835,159**	**$ 512,657**	**$ 461,121**	**$ 791,701**	**$ 6,358,014**
OAEM	**30,737**	**4,995**	**1,978**	**12,752**	**2,407**	**17,090**	**10,750**	**80,709**
Substandard	**9,265**	**10,234**	**6,574**	**7,215**	**71**	**1,134**	**25,459**	**59,952**
Substandard non-performing	**6,738**	**5,531**	**2,023**	**1,081**	**394**	**5,890**	**70**	**21,727**
Doubtful	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total Loans	**$ 1,536,103**	**$ 1,142,216**	**$ 1,157,132**	**$ 856,207**	**$ 515,529**	**$ 485,235**	**$ 827,980**	**$ 6,520,402**
Current period gross charge offs	**$ (1,054)**	**$ (618)**	**$ (573)**	**$ (119)**	**$ (9)**	**$ (52)**	**$ (351)**	**$ (2,776)**

As of December 31, 2023, the risk rating of loans based on year of origination was as follows:

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2023	2022	2021	2020	2019	Prior		
Commercial real estate - non-owner occupied:								
Risk rating								
Pass	$ 302,787	$ 370,728	$ 346,600	$ 220,144	$ 122,732	$ 136,624	$ 26,187	$ 1,525,802
OAEM	76	-	2,902	-	1,947	3,727	-	8,652
Substandard	290	1,093	997	3,587	12,278	243	98	18,586
Substandard non-performing	5,806	286	-	-	1,472	1,085	-	8,649
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate non-owner occupied	$ 308,959	$ 372,107	$ 350,499	$ 223,731	$ 138,429	$ 141,679	$ 26,285	$ 1,561,689
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial real estate - owner occupied:								
Risk rating								
Pass	$ 148,498	$ 164,087	$ 191,350	$ 179,450	$ 90,575	$ 100,988	$ 13,941	$ 888,889
OAEM	4,175	221	592	757	395	691	-	6,831
Substandard	1,675	4,258	-	4,370	458	58	-	10,819
Substandard non-performing	-	21	793	71	-	-	-	885
Doubtful	-	-	-	-	-	-	-	-
Total Commercial real estate owner occupied	$ 154,348	$ 168,587	$ 192,735	$ 184,648	$ 91,428	$ 101,737	$ 13,941	$ 907,424
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial and industrial - term:								
Risk rating								
Pass	$ 279,002	$ 298,204	$ 172,288	$ 56,949	$ 24,939	$ 26,790	$ -	$ 858,172
OAEM	585	819	2,520	87	139	-	-	4,150
Substandard	218	80	31	-	-	273	-	602
Substandard non-performing	3,395	592	29	338	101	1	-	4,456
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - term	$ 283,200	$ 299,695	$ 174,868	$ 57,374	$ 25,179	$ 27,064	$ -	$ 867,380
Current period gross charge offs	$ (1,315)	$ (734)	$ (37)	$ (93)	$ (37)	$ (82)	$ -	$ (2,298)
Commercial and industrial - lines of credit								
Risk rating								
Pass	$ 30,553	$ 22,409	$ 3,232	$ 348	$ 8,931	$ 1,783	$ 356,237	$ 423,493
OAEM	-	-	-	723	20	-	8,585	9,328
Substandard	-	-	-	-	-	-	6,712	6,712
Substandard non-performing	157	-	-	-	-	-	58	215
Doubtful	-	-	-	-	-	-	-	-
Total Commercial and industrial - lines of credit	$ 30,710	$ 22,409	$ 3,232	$ 1,071	$ 8,951	$ 1,783	$ 371,592	$ 439,748
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ (3,633)	$ (3,633)

(continued)

(continued)

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year													Revolving loans amortized cost basis		Total	
		2023		2022		2021		2020		2019		Prior					
Residential real estate - **owner occupied**																	
Risk rating																	
Pass	$	170,446	$	178,088	$	175,561	$	86,105	$	24,354	$	70,213	$	-	$	704,767	
OAEM		-		-		89		-		-		-		-		89	
Substandard		-		15		-		-		-		355		-		370	
Substandard non-performing		1,138		1,122		297		192		162		756		-		3,667	
Doubtful		-		-		-		-		-		-		-		-	
Total Residential real estate - owner occupied	$	171,584	$	179,225	$	175,947	$	86,297	$	24,516	$	71,324	$	-	$	708,893	
Current period gross charge offs	$	-	$	-	$	-	$	-	$	-	$	(43)	$	-	$	(43)	
Residential real estate - **non-owner occupied**																	
Risk rating																	
Pass	$	83,913	$	84,278	$	77,868	$	49,555	$	31,325	$	30,546	$	-	$	357,485	
OAEM		-		7		-		-		262		277		-		546	
Substandard		-		-		-		-		-		312		-		312	
Substandard non-performing		-		233		19		-		45		75		-		372	
Doubtful		-		-		-		-		-		-		-		-	
Total Residential real estate - non-owner occupied	$	83,913	$	84,518	$	77,887	$	49,555	$	31,632	$	31,210	$	-	$	358,715	
Current period gross charge offs	$	-	$	-	$	-	$	-	$	-	$	-	$	-	$	-	
Construction and land **development**																	
Risk rating																	
Pass	$	157,832	$	239,807	$	69,131	$	34,591	$	478	$	3,711	$	15,623	$	521,173	
OAEM		-		-		3,682		-		-		-		999		4,681	
Substandard		5,470		-		-		-		-		-		-		5,470	
Substandard non-performing		-		-		-		-		-		-		-		-	
Doubtful		-		-		-		-		-		-		-		-	
Total Construction and land development	$	163,302	$	239,807	$	72,813	$	34,591	$	478	$	3,711	$	16,622	$	531,324	
Current period gross charge offs	$	-	$	-	$	-	$	-	$	-	$	-	$	-	$	-	
Home equity lines of credit																	
Risk rating																	
Pass	$	-	$	-	$	-	$	-	$	-	$	-	$	210,886	$	210,886	
OAEM		-		-		-		-		-		-		-		-	
Substandard		-		-		-		-		-		-		37		37	
Substandard non-performing		-		-		-		-		-		-		467		467	
Doubtful		-		-		-		-		-		-		-		-	
Total Home equity lines of credit	$	-	$	-	$	-	$	-	$	-	$	-	$	211,390	$	211,390	
Current period gross charge offs	$	-	$	-	$	-	$	-	$	-	$	-	$	(12)	$	(12)	
Consumer																	
Risk rating																	
Pass	$	30,823	$	18,399	$	10,148	$	2,832	$	1,931	$	1,765	$	79,105	$	145,003	
OAEM		-		-		-		-		-		-		-		-	
Substandard		-		-		-		-		-		-		-		-	
Substandard non-performing		41		145		91		27		3		14		16		337	
Doubtful		-		-		-		-		-		-		-		-	
Total Consumer	$	30,864	$	18,544	$	10,239	$	2,859	$	1,934	$	1,779	$	79,121	$	145,340	
Current period gross charge offs	$	(683)	$	(22)	$	(29)	$	(43)	$	(41)	$	(27)	$	(20)	$	(865)	

(continued)

(in thousands) December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving loans amortized cost basis	Total
	2023	2022	2021	2020	2019	Prior		
Leases								
Risk rating								
Pass	$ 6,801	$ 3,442	$ 3,117	$ 1,723	$ 155	$ 265	$ -	$ 15,503
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Total Leases	$ 6,801	$ 3,442	$ 3,117	$ 1,723	$ 155	$ 265	$ -	$ 15,503
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Credit cards								
Risk rating								
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 23,622	$ 23,622
OAEM	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Substandard non-performing	-	-	-	-	-	-	10	10
Doubtful	-	-	-	-	-	-	-	-
Total Credit cards	$ -	$ -	$ -	$ -	$ -	$ -	$ 23,632	$ 23,632
Current period gross charge offs	$ -	$ -	$ -	$ -	$ -	$ -	$ (661)	$ (661)
Total loans								
Risk rating								
Pass	$1,207,296	$1,379,117	$1,047,901	$ 630,129	$ 305,493	$ 379,258	$ 725,601	$5,674,795
OAEM	4,836	1,047	9,785	1,567	2,763	4,695	9,584	34,277
Substandard	7,653	5,446	1,028	7,957	12,736	1,241	6,847	42,908
Substandard non-performing	10,537	2,399	1,229	628	1,783	1,931	551	19,058
Doubtful	-	-	-	-	-	-	-	-
Total Loans	$1,230,322	$1,388,009	$1,059,943	$ 640,281	$ 322,775	$ 387,125	$ 742,583	$5,771,038
Current period gross charge offs	$ (1,998)	$ (756)	$ (66)	$ (136)	$ (78)	$ (152)	$ (4,326)	$ (7,512)

For certain loan classes, such as credit cards, credit quality is evaluated based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in credit cards based on payment activity:

(in thousands) December 31,	2024	2023
Credit cards		
Performing	$ 24,370	$ 23,512
Non-performing	170	120
Total credit cards	$ 24,540	$ 23,632

Bancorp had $569,000 and $668,000, respectively, in residential real estate loans for which formal foreclosure proceedings were in process at December 31, 2024 and December 31, 2023.

Modifications to Borrowers Experiencing Financial Difficulty

During the years ended December 31, 2024 and 2023, there were no modifications made to loans for borrowers experiencing financial difficulty and there were no payment defaults of existing modified loans within 12 months following modification. Default is determined at 90 days or more past due, charge off, or foreclosure.

(5) Premises & Equipment and Premises Held for Sale

A summary of premises and equipment follows:

December 31, *(in thousands)*		2024		2023
Land	$	22,360	$	22,517
Buildings and improvements		73,369		71,695
Furniture and equipment		25,358		24,602
Construction in progress		5,079		2,782
Right-of-use operating lease asset		29,695		21,007
Total		155,861		142,603
Accumulated depreciation and amortization		(43,125)		(41,429)
Total premises and equipment	$	112,736	$	101,174

Depreciation expense related to premises and equipment was $6.6 million in 2024, $7.7 million in 2023 and $6.5 million in 2022, respectively.

Premises and equipment are presented on the consolidated balance sheets net of related depreciation on the respective assets as well as fair value adjustments associated with purchase accounting. As of December 31, 2024, Bancorp's branch network consists of 72 locations throughout Louisville, central, eastern and northern, Kentucky, as well as the Indianapolis, Indiana and Cincinnati, Ohio markets.

In addition to the premises and equipment detailed above, premises held for sale totaling $2.3 million was also recorded on Bancorp's consolidated balance sheets as of December 31, 2024, which consists of three undeveloped parcels of land, a former administrative building and one former branch location.

Bancorp has operating leases (land and building) for various locations with terms ranging from approximately three months to 24 years, several of which include options to extend the leases in five-year increments. Options reasonably expected to be exercised are included in determination of the right-of-use asset. Bancorp elected to use a practical expedient to expense short-term lease obligations associated with leases with original terms of 12 months or less. Bancorp elected not to separate non-lease components from lease components for its operating leases. The right-of-use lease asset and operating lease liability are recorded in premises and equipment and other liabilities on the consolidated balance sheet.

Balance sheet, income statement, and cash flow detail regarding operating leases follows:

December 31, *(dollars in thousands)*		2024		2023		
Balance Sheet						
Operating lease right-of-use asset	$	29,695	$	21,007		
Operating lease liability		31,194		22,487		
Weighted average remaining lease term (years)		10.8		9.8		
Weighted average discount rate		3.69%		2.84%		
Maturities of lease liabilities:						
One year or less	$	3,955	$	3,365		
Year two		3,869		2,864		
Year three		3,881		2,543		
Year four		3,924		2,536		
Year five		3,794		2,547		
Greater than five years		19,120		12,059		
Total lease payments	$	38,543	$	25,914		
Less imputed interest		7,349		3,427		
Total	$	31,194	$	22,487		

Years ended December 31, *(in thousands)*		2024		2023		2022
Income Statement						
Components of lease expense:						
Operating lease cost	$	4,241	$	3,338	$	3,077
Variable lease cost		345		313		237
Less sublease income		102		101		96
Total lease cost	$	4,484	$	3,550	$	3,218

Years ended December 31, *(in thousands)*		2024		2023		2022
Cash flow Statement						
Supplemental cash flow information:						
Operating cash flows from operating leases	$	4,672	$	4,063	$	3,833

As of December 31, 2024, Bancorp had entered into one land lease agreement that had yet to commence.

(6) Goodwill

As of December 31, 2024 and 2023, goodwill totaled $194 million, of which $172 million was attributed to the commercial banking segment and $22 million was attributed to WM&T.

The composition of goodwill presented by respective acquisition and year follows:

December 31, *(in thousands)*	2024	2023
Commonwealth Bancshares (2022)	$ 58,244	$ 58,244
Kentucky Bancshares (2021)	123,317	123,317
King Southern Bancorp (2019)	11,831	11,831
Austin State Bank (1996)	682	682
Total	$ 194,074	$ 194,074

Note: The acquisition of The Bank Oldham County in 2013 resulted in a bargain purchase gain.

GAAP requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually. Impairment exists when a reporting unit's carrying value of goodwill exceeds its fair value. Bancorp's annual goodwill impairment test is conducted as of September 30 of each year or more often as situations dictate.

At September 30, 2024, Bancorp elected to perform a qualitative assessment to determine if it was more-likely-than-not that the fair value of the reporting units exceeded their carrying value, including goodwill. The qualitative assessment indicated that it was not more-likely-than-not that the carrying value of the reporting units exceeded their fair value.

Changes in the carrying value of goodwill follows:

Years ended December 31, *(in thousands)*	2024	2023	2022
Balance at beginning of period	$ 194,074	$ 194,074	$ 135,830
Added from acquisition	—	—	66,694
Disposition of LFA	—	—	(8,450)
Impairment	—	—	—
Balance at end of period	$ 194,074	$ 194,074	$ 194,074

(7) Core Deposit and Customer List Intangible Assets

Bancorp recorded initial CDI assets of $13 million, $4 million, $2 million and $3 million in association with the acquisition of CB in 2022, KB in 2021, KSB in 2019 and TBOC in 2013, respectively.

Changes in the net carrying amount of CDIs follows:

Years ended December 31, (in thousands)	2024	2023	2022
Balance at beginning of period	$ 11,944	$ 14,958	$ 5,596
Added from acquisition	—	—	12,724
Provisional period adjustment	—	—	—
Amortized to expense	(2,966)	(3,014)	(3,362)
Balance at end of period	$ 8,978	$ 11,944	$ 14,958

As a result of the CB acquisition, Bancorp also recorded an initial intangible asset totaling $14 million associated with the customer list of the acquired WM&T business. Similar to CDI assets, this intangible asset also amortizes over its estimated useful life.

Changes in the carrying amount of the CLI follows:

Year ended December 31, (in thousands)	2024	2023	2022
Balance at beginning of period	$ 8,360	$ 10,032	$ -
Added from acquisition	—	—	14,360
Disposition of LFA	—	—	(2,146)
Amortized to expense	(1,520)	(1,672)	(2,182)
Balance at end of period	$ 6,840	$ 8,360	$ 10,032

Future CDI and CLI amortization expense is estimated as follows:

(in thousands)	CDI	CLI
2025	2,291	1,368
2026	1,979	1,216
2027	1,668	1,064
2028	1,311	912
2029	888	760
2030	576	608
2031	265	456
2032	-	304
2033	-	152
Total future expense	$ 8,978	$ 6,840

(8) Other Assets

A summary of the major components of other assets follows:

December 31, *(in thousands)*	2024	2023
Cash surrender value of life insurance other than BOLI	$ 19,895	$ 17,843
Net deferred tax asset	51,646	47,236
Investments in tax credit partnerships	185,424	175,056
Swap assets	12,437	5,133
Prepaid assets	6,369	5,873
WM&T fees receivable	4,523	4,205
Mortgage servicing rights	11,333	13,082
Other real estate owned	10	10
Other	17,113	18,922
Total other assets	$ 308,750	$ 287,360

Bancorp maintains life insurance policies other than BOLI in conjunction with its non-qualified defined benefit retirement and non-qualified compensation plans.

Bancorp periodically invests in certain partnerships that generate federal income tax credits. The tax benefit of these investments exceeds the amortization expense associated with them, resulting in a positive impact on net income. The investments in such partnerships are recorded in other assets on the consolidated balance sheets, while the corresponding contribution requirements are recorded in other liabilities. For additional information, see footnote titled *"Income Taxes."*

Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value. For additional information, see footnote titled *"Derivative Financial Instruments."*

For additional information related to MSRs, see footnote titled *"Mortgage Banking Activities."*

(9) Income Taxes

Components of income tax expense follows:

Years Ended December 31, *(in thousands)*	2024	2023	2022
Current income tax expense:			
Federal	$ 27,377	$ 25,360	$ 22,405
State	5,566	5,254	2,962
Total current income tax expense	32,943	30,614	25,367
Deferred income tax expense (benefit):			
Federal	(2,681)	(977)	(513)
State	(435)	542	2,336
Total deferred income tax expense (benefit)	(3,116)	(435)	1,823
Total income tax expense	$ 29,827	$ 30,179	$ 27,190

Components of income tax (benefit) expense recorded directly to stockholders' equity were as follows:

Years Ended December 31, *(in thousands)*	2024	2023	2022
Unrealized gain (loss) on securities available for sale	$ (359)	$ 7,416	$ (35,323)
Unrealized gain (loss) on derivatives	983	(58)	-
Minimum pension liability adjustment	18	(17)	126
Total income tax (benefit) expense recorded directly to stockholders' equity	$ 642	$ 7,341	$ (35,197)

An analysis of the difference between statutory and ETRs from operations follows:

Years Ended December 31,	2024	2023	2022
U.S. federal statutory income tax rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal benefit	2.75	3.27	3.45
Excess tax benefits from stock-based compensation arrangements	(0.76)	(0.31)	(0.97)
Change in cash surrender value of life insurance	(0.61)	(0.64)	0.18
Tax credits	(1.54)	(0.54)	(0.16)
Tax exempt interest income	(0.43)	(0.50)	(0.62)
Non-deductible merger expenses	-	-	0.11
Insurance captive	-	(0.20)	(0.29)
Amortization of investment in tax credit partnerships	-	0.20	0.06
Other, net	0.25	(0.40)	(0.19)
Effective tax rate	20.66 %	21.88 %	22.57 %

Current state income tax expense for 2024, 2023 and 2022 represents tax owed to the states of Kentucky, Indiana and Illinois. Ohio state taxes are based on capital levels and are recorded as other non-interest expense.

On April 10, 2023, the IRS issued a proposed regulation that would potentially classify section 831(b) captive activity as a "listed transaction," and disallow the related tax benefits, both prospectively and retroactively. The regulation was finalized in January 2025 and its impact is being evaluated by management. Bancorp elected not to renew the insurance captive effective August 2023 and it was dissolved as of December 31, 2023.

GAAP provides guidance on financial statement recognition and measurement of tax positions taken, or expected to be taken, in tax returns. If recognized, tax benefits would reduce tax expense and accordingly, increase net income. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current year tax positions, expiration of open income tax returns due to statutes of limitation, changes in management's judgment about the level of uncertainty, status of examination, litigation and legislative activity and addition or elimination of uncertain tax positions. As of December 31, 2024 and December 31, 2023, the gross amount of unrecognized tax benefits was immaterial to Bancorp's consolidated financial statements. Federal income tax returns are subject to examination for the years after 2020 and state income tax returns are subject to examination for the years after 2019.

The effects of temporary differences that gave rise to significant portions of DTAs and DTLs follows:

December 31, (in thousands)	2024	2023
Deferred tax assets:		
Investment securities	$ 30,308	$ 29,805
Allowance for credit losses	21,373	19,575
Deferred compensation	6,605	6,807
Operating lease liability	7,580	5,449
Acquired loan fair value adjustments	2,500	3,205
Accrued expenses	3,905	2,691
Interest rate swaps	-	63
Write-downs and costs associated with OREO	27	27
Deferred PPP loan fees	9	17
Total deferred tax assets	72,307	67,639
Deferred tax liabilities:		
Right-of-use operating lease asset	7,300	5,181
Mortgage servicing rights	2,786	3,192
Core deposit intangibles	1,975	2,688
Customer list intangible	1,681	2,062
Property and equipment	2,143	2,036
Other liabilities	1,897	2,025
Investments in tax credit partnerships	227	1,515
Loan costs	1,599	1,504
Interest rate swaps	925	-
Leases	128	200
Total deferred tax liabilities	20,661	20,403
Net deferred tax asset	$ 51,646	$ 47,236

A valuation allowance is recognized for a DTA if, based on the weight of available evidence, it is more likely than not that some portion of the entire DTA will not be realized. Ultimate realization of DTAs is dependent upon generation of future taxable income during periods in which those temporary differences become deductible. Management considers scheduled reversal of DTLs, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over periods which the temporary differences resulting in remaining DTAs are deductible, management believes it is more likely than not that Bancorp will realize the benefits of these deductible differences at December 31, 2024.

Realization of DTAs/DTLs associated with investment in tax credit partnerships is dependent upon generating sufficient taxable capital gain income prior to their expiration. No valuation allowance was recorded as of both December 31, 2024 and 2023 based on management's estimate of the temporary deductible differences that may expire prior to their utilization.

Bancorp periodically invests in certain partnerships that generate federal income tax credits. The tax benefit of these investments exceeds the amortization expense associated with them, resulting in a positive impact on net income. In addition to income tax benefits, these investments also serve as an economical means of achieving CRA goals. The investments in such partnerships are recorded in other assets on the consolidated balance sheets, while the corresponding contribution requirements are recorded in other liabilities. While contributions are made periodically over the life of the respective investments, which can be up to 10 years depending on the type of investment, the majority of contributions associated with a respective investment are made within the first few years after entering the partnership.

Bancorp's investments in tax credit partnerships, including the related unfunded contributions, totaled $185 million and $175 million as of December 31, 2024 and December 31, 2023, respectively, and are included in other assets on the condensed consolidated balance sheets.

As of December 31, 2024, Bancorp's expected payments for unfunded contributions related to investments in tax credit partnerships, which are accrued and included in other liabilities on the consolidated balance sheets, were as follows:

(dollars in thousands)	December 31, 2024
2025	$ 81,632
2026	46,236
2027	11,269
2028	965
2029	1,128
Thereafter	6,008
Total unfunded contributions	$ 147,238

Effective January 1, 2024, Bancorp adopted ASU 2023-02, *"Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* As a result, all of Bancorp's investments in tax credit partnerships are now accounted for under the proportional amortization method, with related amortization expense recorded within income tax expense on the condensed consolidated income statements. Prior to 2024, Bancorp used both the effective yield and the proportional amortization methods to account for these investments, with related amortization expense recorded as a component of non-interest expenses on the condensed consolidated income statements.

The following table presents tax credits and other tax benefits recognized in addition to amortization expense related to Bancorp's investment in tax credit partnerships:

December 31, *(in thousands)*	2024	2023
Proportional amortization method:		
Tax credits and other tax benefits recognized	$ 12,390	$ 417
Amortization expense in provision for income taxes	9,268	3,295
Amortization expense in other non-interest expense	-	1,294
Effective yield method:		
Tax credits and other tax benefits recognized	$ -	$ 1,598
Amortization expense in provision for income taxes	-	-
Amortization expense in other non-interest expense	-	-

There were no impairment losses related to Bancorp's investments in tax credit partnerships during the years ended December 31, 2024 and 2023.

(10) Deposits

The composition of deposits follows:

December 31, *(in thousands)*	2024	2023
Non-interest bearing demand deposits	$ 1,456,138	$ 1,548,624
Interest bearing deposits:		
Interest bearing demand	2,649,142	2,480,357
Savings	419,355	438,834
Money market	1,403,978	1,219,656
Time deposit accounts of $250,000 or more	365,024	279,474
Other time deposits	872,764	703,803
Total time deposits (1)	1,237,788	983,277
Total interest bearing deposits	5,710,263	5,122,124
Total deposits	$ 7,166,401	$ 6,670,748

(1)   *Includes $0 and $597 thousand in brokered deposits as of December 31, 2024 and 2023, respectively.*

Interest expense related to time deposits in denominations of $250,000 or more was $9.5 million, $5.1 million and $472,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the scheduled maturities of all time deposits were as follows:

(in thousands)	
2025	$ 1,056,522
2026	161,012
2027	9,931
2028	5,764
2029	4,559
Total time deposits	$ 1,237,788

Deposits of directors and their associates, including deposits of companies for which directors are principal owners, and executive officers totaled $58 million and $61 million at December 31, 2024 and 2023, respectively. Such deposits are made during the ordinary course of business, on substantially the same terms as those for comparable transactions and at interest rates prevailing at the time of the transaction, and do not present other unfavorable terms.

At December 31, 2024 and 2023, Bancorp had $1.5 million and $661,000 of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

(11) Securities Sold Under Agreements to Repurchase

SSUAR represent a funding source of Bancorp and are used by commercial customers in conjunction with collateralized corporate cash management accounts. Such repurchase agreements are considered financing agreements and mature within one business day from the transaction date. At December 31, 2024, all of these financing arrangements had overnight maturities and were secured by government sponsored enterprise obligations and government agency mortgage-backed securities which were owned and controlled by Bancorp.

Information regarding SSUAR follows:

December 31, *(dollars in thousands)*	2024	2023
Outstanding balance at end of period	$ 162,967	$ 152,991
Weighted average interest rate at end of period	2.10 %	2.23 %

Years Ended December 31, *(dollars in thousands)*	2024	2023	2022
Average outstanding balance during the period	$ 154,387	$ 123,111	$ 122,154
Average interest rate during the period	2.22 %	1.70 %	0.46 %
Maximum outstanding at any month end during the period	$ 179,428	$ 152,991	$ 161,512

(12) Subordinated Debentures

As a result of its acquisition of Commonwealth Bancshares, Inc. on March 7, 2022, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier I Capital. The subordinated notes and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. The carrying values of the subordinated notes were adjusted to fair value at acquisition date. The related discounts on the subordinated notes are amortized and recognized as a component of interest expense in Bancorp's consolidated financial statements. Bancorp chose not to redeem the subordinated notes on January 1, 2025 and carried the notes at the costs noted below at December 31, 2024.

(dollars in thousands)	Face Value	Carrying Value	Origination Date	Maturity Date	Indexed Interest Rate
Commonwealth Statutory Trust III	$ 3,093	$ 3,093	12/19/2003	1/7/2034	SOFR + 2.85%
Commonwealth Statutory Trust IV	12,372	12,372	12/15/2005	12/30/2035	SOFR + 1.35%
Commonwealth Statutory Trust V	11,341	11,341	6/28/2007	9/15/2037	SOFR + 1.40%
Total	$ 26,806	$ 26,806			

(13) FHLB Advances and Other Borrowings

FHLB advances outstanding at December 31, 2024 consisted of a rolling $300 million three-month advance that matures in February 2025, which Bancorp utilizes in conjunction with interest rate swaps in an effort to hedge cash flows. FHLB advances outstanding at December 31, 2023 consisted of a $200 million three-month advance that matured in early 2024, which was also utilized in conjunction with the previously mentioned interest rate swaps.

For the year ended December 31, 2024, gross proceeds and repayments related to FHLB advances totaled $2.80 billion and $2.70 billion, respectively. Net proceeds and repayments related to FHLB advances (excluding those with maturities of 90 days or less) totaled $1 billion and $900 million for the year ended December 31, 2024, respectively. For the year ended December 31, 2023, gross proceeds and repayments related to FHLB advances totaled $2.40 billion and $2.25 billion, respectively. Net proceeds and repayments related to FHLB advances (excluding those with maturities of 90 days or less) totaled $950 million and $800 million for the year ended December 31, 2023, respectively.

Information regarding FHLB advances follows. The average interest rate information provided includes the benefit associated with the related interest rate swaps:

December 31, *(dollars in thousands)*	2024	2023
Outstanding balance at end of period	$ 300,000	$ 200,000
Weighted average interest rate at end of period	3.77 %	4.11 %

FHLB advances are collateralized by certain CRE and residential real estate mortgage loans under blanket mortgage collateral pledge agreements. Bancorp views these advances as an effective lower-costing alternative to brokered deposits to fund loan growth. At December 31, 2024 and December 31, 2023, the amount of available credit from the FHLB totaled $1.25 billion and $1.33 billion, respectively.

Bancorp also had $80 million in FFP lines available from correspondent banks at both December 31, 2024 and December 31, 2023, respectively.

(14) Accumulated Other Comprehensive Income (Loss)

The following table illustrates activity within the balances in AOCI by component:

(in thousands)	Net unrealized gains (losses) on AFS debt securities	Net unrealized gains (losses) on cash flow hedges	Minimum pension liability adjustment	Total
Balance, January 1, 2022	$ (7,657)	$ -	$ (283)	$ (7,940)
Net current period other comprehensive income (loss)	(107,991)	-	395	(107,596)
Balance, December 31, 2022	$ (115,648)	$ -	$ 112	$ (115,536)
Balance, January 1, 2023	$ (115,648)	$ -	$ 112	$ (115,536)
Net current period other comprehensive income (loss)	22,970	(179)	(53)	22,738
Balance, December 31, 2023	$ (92,678)	$ (179)	$ 59	$ (92,798)
Balance, January 1, 2024	$ (92,678)	$ (179)	$ 59	$ (92,798)
Net current period other comprehensive income (loss)	(1,512)	3,101	58	1,647
Balance, December 31, 2024	$ (94,190)	$ 2,922	$ 117	$ (91,151)

(15) Preferred Stock

Bancorp has one class of preferred stock (no par value; 1,000,000 shares authorized); the relative rights, preferences and other terms of the class or any series within the class will be determined by the Board of Directors prior to any issuance. None of this stock has been issued to date.

(16) Net Income per Share

The following table reflects net income (numerator) and average shares outstanding (denominator) for basic and diluted net income per share computations:

(in thousands, except per share data)

Years Ended December 31,	2024	2023	2022
Net income available to stockholders	$ 114,539	$ 107,748	$ 92,972
Weighted average shares outstanding - basic	29,288	29,212	28,672
Dilutive shares	133	131	250
Weighted average shares outstanding - diluted	29,421	29,343	28,922
Net income per share - basic	$ 3.91	$ 3.69	$ 3.24
Net income per share - diluted	$ 3.89	$ 3.67	$ 3.21

Certain SARs that were excluded from the EPS calculation because their impact was antidilutive follows:

Years Ended December 31, *(shares in thousands)*	2024	2023	2022
Antidilutive SARs	96	94	1

(17) Employee Benefit Plans

Bancorp has a combined employee stock ownership and defined contribution plan. The plan is available to all employees meeting certain eligibility requirements. In general, for employees who work more than 1,000 hours per year, Bancorp matches employee contributions up to 6% of the employee's salary and contributes an amount of Bancorp stock equal to 2% of the employee's salary. Employer matching expenses related to contributions to the plan for 2024, 2023, and 2022 were $5.1 million, $4.5 million and $4.2 million and are recorded on the consolidated statements of income within employee benefits. Employee and employer contributions are made in accordance with the terms of the plan. As of December 31, 2024 and 2023, the KSOP held 405,000 and 427,000 shares of Bancorp stock, respectively.

In addition, Bancorp has non-qualified plans into which directors and certain senior officers may defer director fees or salary/incentives. Bancorp matched certain executives' deferrals into the senior officers' plan amounting to approximately $323,000, $296,000 and $221,000 in 2024, 2023 and 2022, respectively. At both December 31, 2024 and 2023, the amounts included in other liabilities in the consolidated financial statements for this plan totaled $12 million, respectively. The total was comprised primarily of participants' contributions and represented the fair value of mutual fund investments directed by plan participants.

Bancorp sponsors an unfunded, non-qualified, defined benefit retirement plan for two retired officers and has no plans to increase the number of or the benefits to participants. All participants are fully vested based on 25 years of service. Bancorp uses a December 31 measurement date for this plan. The accumulated benefit obligation for the plan included in other liabilities in the consolidated financial statements was $2.3 million as of both December 31, 2024 and 2023, respectively. Actuarially determined pension costs are expensed and accrued over the service period and benefits are paid from Bancorp's assets. Bancorp maintains life insurance policies, for which it is the beneficiary, for defined benefit plan participants and certain former executives. Income from these policies serves to offset costs of benefits. The liability for Bancorp's plan met the benefit obligation as of December 31, 2024 and 2023. Net periodic benefit cost was immaterial for all periods.

Benefits expected to be paid in future periods follows:

(in thousands)		
2025	$	219
2026		219
2027		219
2028		219
2029		219
2030 and thereafter		1,964
Total future payments	$	3,059

Expected benefits to be paid are based on the same assumptions used to measure Bancorp's benefit obligation at December 31, 2024. There are no obligations for other post-retirement or post-employment benefits.

(18) Stock-Based Compensation

The fair value of all stock-based awards granted, net of estimated forfeitures, is recognized as compensation expense over the respective service period.

At Bancorp's 2015 Annual Meeting of Shareholders, shareholders approved the 2015 Omnibus Equity Compensation Plan and authorized the shares available from the expiring 2005 plan for future awards under the 2015 plan. In 2018, shareholders approved an additional 500,000 shares for issuance under the plan. Shareholders approved an additional 1 million shares for issuance under the plan at Bancorp's 2024 Annual Meeting of Shareholders on April 25, 2024. As of December 31, 2024, there were 1 million shares available for future awards. The 2015 Stock Incentive Plan has no defined expiration date.

SAR Grants – SARs granted have a vesting schedule of 20% per year and expire ten years after the grant date unless forfeited due to termination of employment.

Fair values of SARs are estimated at the date of grant using the Black-Scholes option pricing model, a leading formula for calculating such value. The model requires the input of assumptions, changes to which can materially affect the fair value estimate. The following assumptions were used in SAR valuations at the grant date in each year:

	2024	2023	2022
Dividend yield	2.29%	2.24%	2.38%
Expected volatility	28.43%	27.20%	25.43%
Risk free interest rate	4.16%	3.84%	1.98%
Expected life	7.1 years	7.1 years	7.1 years

Dividend yield and expected volatility are based on historical information for Bancorp corresponding to the expected life of SARs granted. Expected volatility is the volatility of underlying shares for the expected term calculated on a monthly basis. The risk free interest rate is the implied yield currently available on U.S. Treasury issues with a remaining term equal to the expected life of the awards. The expected life of SARs is based on historic experience of past like-term SARs. Bancorp evaluates historical exercise and post-vesting termination behavior when determining the expected life.

RSA Grants – RSAs granted to officers vest over five years. For all grants prior to 2015, grantees are entitled to dividend payments during the vesting period. The fair value of RSAs is equal to the market value of the shares on the date of grant.

PSU Grants – PSUs vest based upon service and a three-year performance period, which begins January 1 of the first year of the performance period. Because grantees are not entitled to dividend payments during the performance period, the fair value of these PSUs is estimated based upon the market value of the underlying shares on the date of grant, adjusted for non-payment of dividends. PSUs require a one year post-vesting holding period and the fair value of such grants incorporates a liquidity discount related to the holding period of 5.8%, 5.2% and 5.8% for 2024, 2023 and 2022, respectively.

RSU Grants – RSUs are only granted to non-employee directors, are time-based and vest 12 months after grant date. Because grantees are entitled to deferred dividend payments at the end of the vesting period, the fair value of the RSUs equals market value of underlying shares on the date of grant.

In the first quarters of 2024 and 2023, Bancorp awarded 9,550 and 8,668 RSUs to non-employee directors of Bancorp with a grant date fair value of $500,000 and $550,000, respectively.

Bancorp utilized cash of $203,000 and $175,000 during 2024 and 2023, respectively, for the purchase of shares upon the vesting of RSUs.

Bancorp has recognized stock-based compensation expense for SARs, RSAs, and PSUs within compensation expense, and RSUs for directors within other non-interest expense, as follows:

Year Ended December 31, 2024

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Expense	$	284	$	1,699	$	501	$	1,289	$	3,773
Deferred tax benefit		(60)		(357)		(105)		(271)		(793)
Total net expense	$	224	$	1,342	$	396	$	1,018	$	2,980

Year Ended December 31, 2023

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Expense	$	492	$	1,599	$	519	$	1,854	$	4,464
Deferred tax benefit		(104)		(336)		(109)		(390)		(939)
Total net expense	$	388	$	1,263	$	410	$	1,464	$	3,525

Year Ended December 31, 2022

(in thousands)	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
Expense	$	376	$	1,373	$	332	$	2,313	$	4,394
Deferred tax benefit		(79)		(289)		(70)		(486)		(924)
Total net expense	$	297	$	1,084	$	262	$	1,827	$	3,470

Detail of unrecognized stock-based compensation expense to be recognized in the future follows:

(in thousands) Year Ended	Stock Appreciation Rights		Restricted Stock Awards		Restricted Stock Units		Performance Stock Units		Total	
2025	$	336	$	1,478	$	1	$	937	$	2,752
2026		286		1,204		—		937		2,427
2027		216		885		—		—		1,101
2028		126		468		—		—		594
2029		11		70		—		—		81
Total estimated expense	$	975	$	4,105	$	1	$	1,874	$	6,955

The following table summarizes **SARs** activity and related information:

(in thousands, except per share and years)	SARs	Exercise price	Weighted average exercise price	Aggregate intrinsic value(1)	Weighted average fair value	Weighted average remaining contractual life (in years)
Outstanding, January 1, 2022	515	$15.24 - $50.71	$ 31.16	$ 16,854	$ 5.08	5.1
Granted	34	47.17 - 74.92	55.45	-	12.07	
Exercised	(114)	15.24 - 40.00	21.55	5,258	3.63	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2022	435	$19.37 - $74.92	$ 35.60	$ 12,784	$ 6.02	5.1
Outstanding, January 1, 2023	435	$19.37 - $74.92	$ 35.60	$ 12,784	$ 6.02	5.1
Granted	29	60.76 - 60.76	60.76	—	16.81	
Exercised	(24)	19.37 - 19.37	19.37	681	3.58	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2023	440	$19.44 - $74.92	$ 38.11	$ 6,297	$ 6.86	4.7
Outstanding, January 1, 2024	440	$19.44 - $74.92	$ 38.11	$ 6,297	$ 6.86	4.7
Granted	42	47.95 - 54.92	49.20	—	13.75	
Exercised	(142)	22.96 - 40.00	28.74	5,617	4.51	
Forfeited	—	—	—	—	—	
Outstanding, December 31, 2024	340	$25.76 - $74.92	$ 43.41	$ 9,774	$ 8.69	5.3
Vested and exercisable	240	$25.76 - $74.92	$ 39.86	$ 7,610	$ 6.89	4.2
Unvested	100	37.30 - 74.92	51.92	2,164	13.00	3.3
Outstanding, December 31, 2024	340	$25.76 - $74.92	$ 43.41	$ 9,774	$ 8.69	5.3
Vested in the current year	46	$36.65 - $60.76	$ 47.01	$ 1,139	$ 9.66	

(1) - *Aggregate intrinsic value for SARs is defined as the amount by which the current market price of the underlying stock exceeds the exercise or grant price.*

SARs outstanding and exercisable by expiration year and weighted average exercise price follows:

(in thousands, except per share data)

Expiration Year	SARs outstanding	SARs vested and exercisable	Weighted average exercise price
2025	-	-	$ -
2026	20	20	25.76
2027	23	23	40.00
2028	68	68	38.10
2029	47	47	37.06
2030	46	38	37.30
2031	31	20	50.50
2032	34	16	55.45
2033	29	8	60.76
2034	42	—	49.20
	340	240	$ 43.41

The following table summarizes activity for **RSAs**:

(in thousands, except per share data)	RSAs		Weighted average cost at grant date
Unvested at January 1, 2022	99	$	41.07
Shares awarded	35		58.47
Restrictions lapsed and shares vested	(32)		40.39
Shares canceled	(6)		47.49
Unvested at December 31, 2022	96	$	47.26
Unvested at January 1, 2023	96	$	47.26
Shares awarded	38		63.04
Restrictions lapsed and shares vested	(33)		43.77
Shares canceled	(3)		53.38
Unvested at December 31, 2023	98	$	54.23
Unvested at January 1, 2024	98	$	54.23
Shares awarded	46		52.06
Restrictions lapsed and shares vested	(33)		49.49
Shares canceled	(9)		53.10
Unvested at December 31, 2024	102	$	54.92

Shares currently expected to be awarded for **PSUs** granted to executive officers of Bancorp, the three-year performance period, which began January 1 of the award year, are as follows:

Grant Year	Vesting Period in Years	Fair Value	Shares Expected to be Awarded
2022	3	$ 48.48	10,385
2023	3	54.33	18,762
2024	3	41.84	86,136

All Bancorp equity compensation plans have been approved by shareholders. The following table provides detail of the number of shares to be issued upon exercise of outstanding stock-based awards and remaining shares available for future issuance under Bancorp's equity compensation plan as of December 31, 2024:

Plan category *(in thousands)*	Number of shares to be issued upon exercising/vesting	Weighted average exercise price	Shares available for future issuance (a)
Equity compensation plans approved by security holders:			
Stock Appreciation Rights	(b)	(b)	1,037
Restricted Stock Awards	102	N/A	(a)
Restricted Stock Units	10	N/A	(a)
Performance Stock Units	(c)	N/A	(a)
Total shares	112		1,037

(a) *Under the 2015 Omnibus Equity Compensation Plan, shares of stock are authorized for issuance as incentive and non-qualified stock options, SARs, RSAs, and RSUs.*

(b) *At December 31, 2024, approximately 340,000 SARs were outstanding at a weighted average grant price of $43.41. The number of shares to be issued upon exercise will be determined based on the difference between the grant price and the market price at the date of exercise.*

(c) *The number of shares to be issued is dependent upon Bancorp achieving certain predefined performance targets and ranges from zero shares to approximately 205,000 shares. As of December 31, 2024, shares expected to be awarded totaled approximately 115,000.*

(19) Dividends

Bancorp's principal source of cash revenue is dividends paid to it as the sole shareholder of the Bank. At any balance sheet date, the Bank's regulatory dividend restriction represents the Bank's net income of the current year plus the prior two years less any dividends paid for the same time period. At December 31, 2024, the Bank may pay an amount equal to $209 million in dividends to Bancorp without regulatory approval subject to ongoing capital requirements of the Bank.

(20) Commitments and Contingent Liabilities

As of December 31, 2024 and 2023, Bancorp had various commitments outstanding that arose in the normal course of business which are properly not reflected in the consolidated financial statements. Total off-balance sheet commitments to extend credit follows:

December 31, *(in thousands)*		2024		2023
Commercial and industrial	$	876,503	$	897,673
Construction and development		566,045		606,668
Home equity		403,461		381,110
Credit cards		92,060		83,700
Overdrafts		58,078		55,124
Standby letters of credit		30,472		33,778
Other		86,010		100,447
Future loan commitments		325,613		298,164
Total off balance sheet commitments to extend credit	$	2,438,242	$	2,456,664

Most commitments to extend credit are an agreement to lend to a customer either unsecured or secured, as long as collateral is available as agreed upon and there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not represent future cash requirements. Bancorp uses the same credit and collateral policies in making commitments and conditional guarantees as for on-balance sheet instruments. Bancorp evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, securities, equipment and real estate. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, our maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

The ACL for off balance sheet credit exposures, which is separate from the ACL for loans and recorded in other liabilities on the consolidated balance sheets, was $6.8 million and $5.9 million as of December 31, 2024 and December 31, 2023, respectively. Provision expense for off balance sheet credit exposures of $925,000 was recorded for the year ended December 31, 2024, driven largely by an increase in estimated future utilization within the C&D portfolio. Provision expense for off balance sheet credit exposures of $1.3 million and $575,000 was recorded the years ended December 31, 2023 and December 31, 2022, respectively.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a first party beneficiary. Those guarantees are primarily issued to support commercial transactions. Standby letters of credit generally have maturities of one to two years.

Certain commercial customers require confirmation of Bancorp's letters of credit by other banks since Bancorp does not have a rating by a national rating agency. Terms of the agreements range from one month to a year with certain agreements requiring between one and six months' notice to cancel. If an event of default on all contracts had occurred at December 31, 2024, Bancorp would have been required to make payments of approximately $4 million, which is the maximum amount payable under those contracts. No payments have ever been required because of default on these contracts. These agreements are normally secured by collateral acceptable to Bancorp, which limits credit risk associated with the agreements.

Bancorp periodically invests in certain partnerships that generate federal income tax credits, which result in contribution commitments. Such commitments are recorded in Other liabilities on the consolidated balance sheets. While contributions are made periodically over the life of the respective investments, which can be up to 10 years depending on the type of investment, the majority of contributions associated with a respective investment are made within the first few years after entering the partnership. Bancorp invested in several larger tax credit partnerships during 2023, which served as an economical means of fulfilling CRA goals. As of December 31, 2024, tax credit contribution commitments of $147 million were recorded in Other liabilities on the consolidated balance sheets.

As of December 31, 2024, in the normal course of business, there were pending legal actions and proceedings in which claims for damages are asserted. Management, after discussion with legal counsel, believes the ultimate result of these legal actions and proceedings will not have a material adverse effect on the consolidated financial position or results of operations of Bancorp.

(21) Assets and Liabilities Measured and Reported at Fair Value

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Authoritative guidance requires maximization of use of observable inputs and minimization of use of unobservable inputs in fair value measurements. Where there exists limited or no observable market data, Bancorp derives its own estimates by generally considering characteristics of the asset/liability, the current economic and competitive environment and other factors. For this reason, results cannot be determined with precision and may not be realized on an actual sale or immediate settlement of the asset or liability.

Bancorp used the following methods and significant assumptions to estimate fair value of each type of financial instrument:

AFS debt securities - Except for Bancorp's U.S Treasury securities, the fair value of AFS debt securities is typically determined by matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs). Bancorp's U.S. Treasury and other U.S. Government obligation securities are based on quoted market prices (Level 1 inputs).

Mortgage loans held for sale - The fair value of mortgage loans held for sale is determined using quoted secondary market prices (Level 2 inputs).

Mortgage banking derivatives – Mortgage banking derivatives used in the ordinary course of business consist primarily of interest rate lock loan commitments and mandatory forward sales contracts. The fair value of Bancorp's derivative instruments is primarily measured by obtaining pricing from broker-dealers recognized to be market participants. The pricing is derived from observable market inputs that can generally be verified and do not typically involve significant judgement by Bancorp (Level 2 inputs).

Interest rate swap agreements – Interest rate swaps are valued using valuations received from the relevant dealer counterparty. These valuations consider multiple observable market inputs, including interest rate yield curves, time value and volatility factors (Level 2 inputs).

Carrying values of assets measured at fair value on a recurring basis follows:

| December 31, 2024 *(in thousands)* | Fair Value Measurements Using: | | | Total Fair Value |
	Level 1	Level 2	Level 3	
Assets:				
Available for sale debt securities:				
U.S. Treasury and other U.S. Government obligations	$ 198,215	$ —	$ —	$ 198,215
Government sponsored enterprise obligations	—	84,158	—	84,158
Mortgage backed securities - government agencies	—	590,977	—	590,977
Obligations of states and political subdivisions	—	114,234	—	114,234
Other	—	2,530	—	2,530
Total available for sale debt securities	198,215	791,899	—	990,114
Mortgage loans held for sale	—	6,286	—	6,286
Rate lock loan commitments	—	255	—	255
Mandatory forward contracts	—	56	—	56
Interest rate swap assets	—	12,437	—	12,437
Total assets	$ 198,215	$ 810,933	$ —	$ 1,009,148
Liabilities:				
Interest rate swap liabilities	$ —	$ 8,589	$ —	$ 8,589

| December 31, 2023 *(in thousands)* | Fair Value Measurements Using: | | | Total Fair Value |
	Level 1	Level 2	Level 3	
Assets:				
Available for sale debt securities:				
U.S. Treasury and other U.S. Government obligations	$ 116,269	$ —	$ —	$ 116,269
Government sponsored enterprise obligations	—	99,847	—	99,847
Mortgage backed securities - government agencies	—	688,039	—	688,039
Obligations of states and political subdivisions	—	123,490	—	123,490
Other	—	3,534	—	3,534
Total available for sale debt securities	116,269	914,910	—	1,031,179
Mortgage loans held for sale	—	6,056	—	6,056
Rate lock loan commitments	—	174	—	174
Interest rate swap assets	—	5,133	—	5,133
Total assets	$ 116,269	$ 926,273	$ —	$ 1,042,542
Liabilities:				
Interest rate swap liabilities	$ —	$ 5,378	$ —	$ 5,378
Mandatory forward contracts	—	43	—	43
Total liabilities	$ —	$ 5,421	$ —	$ 5,421

Bancorp had no financial instruments classified within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2024 or 2023. There were no transfers into or out of Level 3 of the fair value hierarchy during 2024 or 2023.

For the securities portfolio, Bancorp monitors the valuation technique used by pricing agencies to ascertain when transfers between levels have occurred. The nature of other assets and liabilities measured at fair value is such that transfers in and out of any level are expected to be rare. For the years ended December 31, 2024 and December 31, 2023, there were no transfers between Levels 1, 2, or 3.

Discussion of assets measured at fair value on a non-recurring basis follows:

Collateral dependent loans – For collateral-dependent loans where Bancorp has determined that the liquidation or foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the ACL is measured based on the difference between the estimated fair value of the collateral and the amortized cost basis of the loan as of the measurement date. For real estate loans, fair value of the loan's collateral is determined by third party or internal appraisals, which are then adjusted for the estimated selling and closing costs related to liquidation of the collateral. For this asset class, the actual valuation methods (income, comparable sales, or cost) vary based on the status of the project or property. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. Bancorp reviews the third party appraisal for appropriateness and adjusts the value to consider selling and closing costs, which typically range from 8% to 10% of the appraised value. For non-real estate loans, fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise or knowledge of the client and client's business.

OREO – OREO is primarily comprised of real estate acquired in partial or full satisfaction of loans. OREO is recorded at its estimated fair value less estimated selling and closing costs at the date of transfer, with any excess of the related loan balance over the fair value less expected selling costs charged to the ACL. Subsequent changes in fair value are reported as adjustments to the carrying amount and are recorded against earnings. Bancorp obtains the valuation of OREO with material balances from third party appraisers. For this asset class, the actual valuation methods (income, sales comparable, or cost) vary based on the status of the project or property. The unobservable inputs may vary depending on the individual assets with no one of the three methods being the predominant approach. Bancorp reviews the appraisal for appropriateness and adjusts the value to consider selling and closing costs, which typically range from 8% to 10% of the appraised value.

Below are carrying values of assets measured at fair value on a non-recurring basis:

(in thousands) December 31, 2024	Fair Value Measurement Using:			Total Fair Value	Losses recorded for the year ended December 31, 2024
	Level 1	Level 2	Level 3		
Collateral dependent loans	$ —	$ —	$ 12,227	$ 12,227	$ 713

(in thousands) December 31, 2023	Fair Value Measurement Using:			Total Fair Value	Losses recorded for the year ended December 31, 2023
	Level 1	Level 2	Level 3		
Collateral dependent loans	$ —	$ —	$ 13,561	$ 13,561	$ 1,681
Other real estate owned	—	—	10	10	25

(in thousands) December 31, 2022	Fair Value Measurement Using:			Total Fair Value	Losses recorded for the year ended December 31, 2022
	Level 1	Level 2	Level 3		
Collateral dependent loans	$ —	$ —	$ 20,637	$ 20,637	$ 303
Other real estate owned	—	—	677	677	—

There were no liabilities measured at fair value on a non-recurring basis at December 31, 2024 and December 31, 2023.

For Level 3 assets measured at fair value on a non-recurring basis, the significant unobservable inputs used in the fair value measurements are presented below:

(dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Weighted Average Discount	
			December 31, 2024			
Collateral dependent loans	$	12,227	Appraisal	Appraisal discounts	15.7	%

(dollars in thousands)	Fair Value		Valuation Technique	Unobservable Inputs	Weighted Average Discount	
			December 31, 2023			
Collateral dependent loans	$	13,561	Appraisal	Appraisal discounts	18.0	%
Other real estate owned		10	Appraisal	Appraisal discounts	93.0	

(22) Disclosure of Financial Instruments Not Reported at Fair Value

GAAP requires disclosure of the fair value of financial assets and liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis. The estimated fair values of Bancorp's financial instruments not measured at fair value on a recurring or non-recurring basis follows:

December 31, 2024 (in thousands)	Carrying Amount	Fair Value	Fair Value Measurements Using: Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 291,020	$ 291,020	$ 291,020	$ —	$ —
HTM debt securities	370,171	341,357	153,108	188,249	—
Federal Home Loan Bank stock	21,603	21,603	—	21,603	—
Loans, net	6,433,459	6,256,752	—	—	6,256,752
Accrued interest receivable	27,697	27,697	27,697	—	—
Liabilities					
Non-interest bearing deposits	$ 1,456,138	$ 1,456,138	$ 1,456,138	$ —	$ —
Transaction deposits	4,472,475	4,472,475	—	4,472,475	—
Time deposits	1,237,788	1,236,463	—	1,236,463	—
Securities sold under agreement to repurchase	162,967	162,967	—	162,967	—
Federal funds purchased	6,525	6,525	—	6,525	—
Subordinated debentures	26,806	26,346	—	26,346	—
FHLB advances	300,000	294,848	—	294,848	—
Accrued interest payable	1,912	1,912	1,912	—	—

December 31, 2023 (in thousands)	Carrying Amount	Fair Value	Fair Value Measurements Using: Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 265,959	$ 265,959	$ 265,959	$ —	$ —
HTM debt securities	439,837	408,519	198,327	210,192	—
Federal Home Loan Bank stock	16,236	16,236	—	16,236	—
Loans, net	5,691,664	5,520,059	—	—	5,520,059
Accrued interest receivable	26,830	26,830	26,830	—	—
Liabilities					
Non-interest bearing deposits	$ 1,548,624	$ 1,548,624	$ 1,548,624	$ —	$ —
Transaction deposits	4,138,847	4,138,847	—	4,138,847	—
Time deposits	983,277	976,841	—	976,841	—
Securities sold under agreement to repurchase	152,991	152,991	—	152,991	—
Federal funds purchased	12,852	12,852	—	12,852	—
Subordinated debentures	26,740	26,746	—	26,746	—
FHLB advances	200,000	200,047	—	200,047	—
Accrued interest payable	2,094	2,094	2,094	—	—

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. Because no market exists for a significant portion of Bancorp's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Therefore, calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the instrument. Changes in assumptions could significantly impact estimates.

(23) Mortgage Banking Activities

Mortgage banking activities primarily include residential mortgage originations and servicing.

Effective March 31, 2022, Bancorp began carrying mortgages originated and intended for sale in the secondary market at fair value, as determined by outstanding commitments from investors.

Activity for mortgage loans held for sale, at fair value, was as follows:

Years ended December 31, *(in thousands)*	2024	2023	2022
Balance, beginning of period:	$ 6,056	$ 2,606	$ 8,614
Origination of mortgage loans held for sale	114,773	105,912	129,193
Loans held for sale acquired	—	—	3,559
Proceeds from the sale of mortgage loans held for sale	(116,974)	(104,152)	(139,281)
Net gain realized on sale of mortgage loans held for sale	2,431	1,690	521
Balance, end of period	$ 6,286	$ 6,056	$ 2,606

The following table represents the components of Mortgage banking income:

Years ended December 31, *(in thousands)*	2024	2023	2022
Net gain realized on sale of mortgage loans held for sale	$ 2,431	$ 1,690	$ 521
Net change in fair value recognized on loans held for sale	(4)	33	-
Net change in fair value recognized on rate lock loan commitments	41	23	1,821
Net change in fair value recognized on forward contracts	219	150	(1,102)
Net gain recognized	2,687	1,896	1,240
Net loan servicing income	3,455	4,387	4,200
Amortization of mortgage servicing rights	(2,726)	(2,961)	(3,072)
Change in mortgage servicing rights valuation allowance	-	-	-
Net servicing income recognized	729	1,426	1,128
Other mortgage banking income	442	383	842
Total mortgage banking income	$ 3,858	$ 3,705	$ 3,210

Activity for capitalized mortgage servicing rights was as follows:

Years ended December 31, *(in thousands)*	2024	2023	2022
Balance, beginning of period	$ 13,082	$ 15,219	$ 4,528
Added from acquisition	—	—	12,676
Additions for mortgage loans sold	977	824	1,087
Amortization	(2,726)	(2,961)	(3,072)
Impairment	—	—	—
Balance, end of period	$ 11,333	$ 13,082	$ 15,219

MSRs, a component of other assets, are initially recognized at fair value when mortgage loans are sold with servicing retained. The MSRs are amortized in proportion to and over the period of estimated net servicing income, considering appropriate prepayment assumptions. MSRs are evaluated quarterly for impairment by comparing carrying value to fair value. Fair value is based on a valuation model that calculates the PV of estimated net servicing income. The model incorporates assumptions that market participants would use in estimating future net servicing income, such as estimated prepayment speeds and discount rates.

The estimated fair value of MSRs at December 31, 2024 and December 31, 2023 were $25 million and $24 million, respectively. There was no valuation allowance recorded for MSRs as of December 31, 2024 and December 31, 2023, as fair value exceeded carrying value. The fair value of MSRs at December 31, 2024 was determined using discount rates ranging from 10.0% to 13.0%, prepayment speeds ranging from 5.3% to 10.5%, depending on the characteristics of the specific rights (rate, maturity, etc.), and a weighted average default rate of 0.6%. The fair value of MSRs at December 31, 2023 was determined using discount rates ranging from 10.0% to 13.0%, prepayment speeds ranging from 6.0% to 11.1%, depending on the characteristics of the specific rights, and a weighted average default rate of 0.6%.

Total outstanding principal balances of loans serviced for others were $1.82 billion and $1.93 billion at December 31, 2024 and December 31, 2023, respectively.

Mortgage banking derivatives used in the ordinary course of business consist primarily of mandatory forward sales contracts and interest rate lock loan commitments. Mandatory forward contracts represent future loan commitments to deliver loans at a specified price and date and are used to manage interest rate risk on loan commitments and mortgage loans held for sale. Interest rate lock loan commitments represent commitments to fund loans at a specific rate. These derivatives involve underlying items, such as interest rates, and are designed to transfer risk. Substantially all of these instruments expire within 90 days from the date of issuance. Notional amounts are amounts on which calculations and payments are based, but which do not represent credit exposure, as credit exposure is limited to the amount required to be received or paid.

Mandatory forward contracts contain an element of risk in that the counterparties may be unable to meet the terms of such agreements. In the event the counterparties fail to deliver commitments or are unable to fulfill their obligations, the Bank could potentially incur significant additional costs by replacing the positions at then current market rates. The Bank manages its risk of exposure by limiting counterparties to those banks and institutions deemed appropriate by management. The Bank does not expect any counterparty to default on their obligations and therefore, the Bank does not expect to incur any cost related to counterparty default.

The Bank is exposed to interest rate risk on loans held for sale and rate lock loan commitments. As market interest rates fluctuate, the fair value of mortgage loans held for sale and rate lock commitments will fluctuate. To offset this interest rate risk, the Bank enters into derivatives, such as mandatory forward contracts to sell loans. The fair value of these mandatory forward contracts will fluctuate as market interest rates fluctuate, and the change in the value of these instruments is expected to largely, though not entirely, offset the change in fair value of loans held for sale and rate lock commitments. The objective of this activity is to minimize the exposure to losses on rate lock loan commitments and loans held for sale due to market interest rate fluctuations. The net effect of derivatives on earnings will depend on risk management activities and a variety of other factors, including: market interest rate volatility; the amount of rate lock commitments that close; the ability to fill the forward contracts before expiration; and the time period required to close and sell loans.

The following table includes the notional amounts and fair values of mortgage loans held for sale and mortgage banking derivatives:

| (in thousands) | December 31, 2024 | | December 31, 2023 | |
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in Mortgage loans held for sale:				
Mortgage loans held for sale, at fair value	$ 6,199	$ 6,286	$ 5,965	$ 6,056
Included in other assets:				
Rate lock loan commitments	$ 7,138	$ 225	$ 4,345	$ 174
Mandatory forward contracts	9,000	56	-	-
Included in other liabilities				
Mandatory forward contracts	$ -	$ -	$ 6,750	$ (43)

(24) Derivative Financial Instruments

Periodically, Bancorp enters into interest rate swap transactions with borrowers who desire to hedge exposure to rising interest rates, while at the same time entering into an offsetting interest rate swap, with substantially matching terms, with another approved independent counterparty. These are undesignated derivative instruments and are recognized on the balance sheet at fair value. Because of matching terms of offsetting contracts and collateral provisions mitigating any non-performance risk, changes in fair value subsequent to initial recognition have an insignificant effect on earnings. Exchanges of cash flows related to undesignated interest rate swap agreements were offsetting and therefore had no effect on Bancorp's earnings or cash flows.

Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. Notional amounts are amounts on which calculations, payments and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Bancorp is exposed to credit-related losses in the event of non-performance by counterparties to these agreements. Bancorp mitigates the credit risk of its financial contracts through credit approvals, collateral and monitoring procedures, and does not expect any counterparties to fail their obligations.

Bancorp had outstanding undesignated interest rate swap contracts as follows:

	Receiving				Paying			
(dollars in thousands)	December 31, 2024		December 31, 2023		December 31, 2024		December 31, 2023	
Notional amount	$	244,247	$	201,555	$	244,247	$	201,555
Weighted average maturity (years)		5.0		6.0		5.0		6.0
Fair value	$	8,589	$	5,133	$	8,589	$	5,142

During the first quarter of 2023, Bancorp entered into an interest rate swap to hedge cash flows of a $100 million rolling fixed-rate three-month FHLB borrowing. The swap began February 6, 2023 and matures February 6, 2028. During the third quarter of 2023, Bancorp entered into two additional interest rate swaps to hedge cash flows of two $50 million rolling fixed-rate three-month FHLB borrowings. These swaps began August 7, 2023, with one maturing August 6, 2026 and the other maturing August 6, 2028. During the third quarter of 2024, Bancorp entered into another interest rate swap to hedge cash flows of a $100 million rolling fixed-rate three-month FHLB borrowing. The swap began on August 6, 2024 and matures on August 6, 2029.

While Bancorp expects to utilize fixed-rate three-month FHLB advances with respect to these interest rate swaps, brokered CDs or other fixed rate advances may be utilized for the same three-month terms instead should those sources be more favorable. For purposes of hedging, rolling fixed rate advances are considered to be floating rate liabilities.

Interest rate swaps involve exchange of Bancorp's floating rate interest payments for fixed rate swap payments on underlying principal amounts. These swaps were designated and qualified, for cash-flow hedge accounting. For derivative instruments that are designated and qualify as cash flow hedging instruments, the effective portion of gains or losses is reported as a component of AOCI, and is subsequently reclassified into earnings as an adjustment to interest expense in periods for which the hedged forecasted transaction impacts earnings.

The following table details Bancorp's derivative positions designated as a cash flow hedges, and the related fair values:

(dollars in thousands) Notional Amount		Maturity Date	Receive (variable) index	Pay fixed swap rate	Fair value December 31, 2024	
$	100,000	2/6/2028	USD SOFR	3.27 %	$	2,282
	50,000	8/6/2026	USD SOFR	4.38 %		(257)
	50,000	8/6/2028	USD SOFR	3.97 %		50
	100,000	8/6/2029	USD SOFR	3.58 %		1,773
$	300,000				$	3,848

(25) Regulatory Matters

Bancorp and the Bank are subject to capital regulations in accordance with Basel III, as administered by banking regulators. Regulatory agencies measure capital adequacy within a framework that makes capital requirements, in part, dependent on the individual risk profiles of financial institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bancorp's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of Bancorp's assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators regarding components, risk weightings and other factors.

Banking regulators have categorized the Bank as well-capitalized. To meet the definition of well-capitalized, a bank must have a minimum 6.5% Common Equity Tier 1 Risk-Based Capital ratio, 8.0% Tier 1 Risk-Based Capital ratio, 10.0% Total Risk-Based Capital ratio and 5.0% Tier 1 Leverage ratio.

Additionally, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, Bancorp and the Bank must hold a 2.5% capital conservation buffer composed of Common Equity Tier 1 Risk-Based Capital above the minimum risk-based capital requirements for the Common Equity Tier 1 Risk-Based Capital ratio, Tier 1 Risk-Based Capital ratio and Total Risk-Based Capital ratio necessary to be considered adequately-capitalized. At December 31, 2024, the adequately-capitalized minimums, including the capital conservation buffer, were a 7.0% Common Equity Tier 1 Risk-Based Capital ratio, 8.5% Tier 1 Risk-Based Capital ratio and 10.5% Total Risk-Based Capital ratio.

As a result of the CB acquisition, Bancorp became the 100% successor owner of the following unconsolidated trust subsidiaries: Commonwealth Statutory Trust III, Commonwealth Statutory Trust IV and Commonwealth Statutory Trust V. The sole assets of the trust subsidiaries represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the TPS. The TPS are treated as part of Tier 1 Capital. The subordinated note and related interest expense are included in Bancorp's consolidated financial statements. The subordinated notes are currently redeemable at Bancorp's option on a quarterly basis. As of December 31, 2024, subordinated notes added through the CB acquisition totaled $27 million.

Bancorp continues to exceed the regulatory requirements for all calculations. Bancorp and the Bank intend to maintain a capital position that meets or exceeds the "well-capitalized" requirements as defined by the FRB and the FDIC, in addition to the capital conservation buffer.

The following table sets forth consolidated Bancorp's and the Bank's risk based capital amounts and ratios:

(dollars in thousands)	Actual		Minimum for adequately capitalized		Minimum for well capitalized	
December 31, 2024	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total risk-based capital (1)						
Consolidated	$ 943,723	12.73 %	$ 593,201	8.00 %	NA	NA
Bank	918,210	12.39	593,002	8.00	$ 741,252	10.00 %
Common equity tier 1 risk-based capital (1)						
Consolidated	828,386	11.17	333,676	4.50	NA	NA
Bank	828,873	11.18	333,564	4.50	481,814	6.50
Tier 1 risk-based capital (1)						
Consolidated	854,386	11.52	444,901	6.00	NA	NA
Bank	828,873	11.18	444,751	6.00	593,002	8.00
Leverage						
Consolidated	854,386	9.94	343,886	4.00	NA	NA
Bank	828,873	9.65	343,624	4.00	429,530	5.00

(dollars in thousands)	Actual		Minimum for adequately capitalized		Minimum for well capitalized	
December 31, 2023	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total risk-based capital (1)						
Consolidated	$ 849,836	12.56 %	$ 541,370	8.00 %	NA	NA
Bank	823,275	12.21	539,609	8.00	$ 674,511	10.00 %
Common equity tier 1 risk-based capital (1)						
Consolidated	747,376	11.04	304,521	4.50	NA	NA
Bank	746,815	11.07	303,530	4.50	438,432	6.50
Tier 1 risk-based capital (1)						
Consolidated	773,376	11.43	406,027	6.00	NA	NA
Bank	746,815	11.07	404,707	6.00	539,609	8.00
Leverage						
Consolidated	773,376	9.62	321,713	4.00	NA	NA
Bank	746,815	9.30	321,323	4.00	401,654	5.00

(1)   *Ratio is computed in relation to risk-weighted assets.*

NA – Regulatory framework does not define "well-capitalized" for holding companies.

(26) Stock Yards Bancorp, Inc. (parent company only)

Condensed Balance Sheets

(in thousands)	December 31,			
	2024		**2023**	
Assets				
Cash on deposit with subsidiary bank	$	2,481	$	5,811
Investment in and receivable from subsidiaries		941,769		858,348
Other assets		23,608		21,209
Total assets	$	967,858	$	885,368
Liabilities and stockholders' equity				
Other liabilities	$	27,382	$	27,265
Total stockholders' equity		940,476		858,103
Total liabilities and stockholders' equity	$	967,858	$	885,368

Condensed Statements of Income

(in thousands)	Years ended December 31,					
	2024		**2023**		**2022**	
Income - dividends and interest from subsidiaries	$	38,426	$	33,965	$	45,076
Other income		1		110		1
Less expenses		6,503		7,458		8,415
Income before income taxes and equity in undistributed net income of subsidiary		31,924		26,617		36,662
Income tax benefit		(3,323)		(2,490)		(3,780)
Income before equity in undistributed net income of subsidiary		35,247		29,107		40,442
Equity in undistributed net income of subsidiary		79,292		78,641		52,852
Net income		114,539		107,748		93,294
Less income attributed to non-controlling interest		—		—		322
Net income available to stockholders	$	114,539	$	107,748	$	92,972
Comprehensive income (loss)	$	116,186	$	130,486	$	(14,624)

Condensed Statements of Cash Flows

(in thousands)	Years ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net income available to stockholders	$ 114,539	$ 107,748	$ 92,972
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Equity in undistributed net income of subsidiaries	(79,292)	(78,641)	(52,852)
Decrease (increase) in receivable from subsidiaries	—	2,971	6,812
Stock compensation expense	3,773	4,464	4,394
Excess tax benefits from stock- based compensation arrangements	(1,228)	(644)	(1,713)
Loss on disposition of LFA	—	—	(870)
Change in other assets	(2,399)	(1,696)	(4,610)
Change in other liabilities	1,329	402	(400)
Net cash provided by operating activities	36,722	34,604	43,733
Investing activities			
Purchase of equity investment	—	(206)	—
Proceeds from disposition of LFA	—	—	4,993
Cash for acquisition	—	—	(30,994)
Net cash used in investing activities	—	(206)	(26,001)
Financing activities			
Repurchase of common stock	(4,217)	(2,695)	(4,806)
Subordinated debentures acquired	—	—	26,806
Cash disbursements to non-controlling interest	—	—	(322)
Disposition of LFA	—	—	(915)
Cash dividends paid	(35,835)	(34,575)	(33,301)
Net cash used in financing activities	(40,052)	(37,270)	(12,538)
Net increase (decrease) in cash	(3,330)	(2,872)	5,194
Cash at beginning of year	5,811	8,683	3,489
Cash at end of year	$ 2,481	$ 5,811	$ 8,683

(27) Segments

Bancorp's principal activities are divided into two reportable segments, Commercial Banking and WM&T, which are delineated based on the products and services that each segment offers:

Commercial Banking provides a full range of loan and deposit products to individual consumers and businesses through retail lending, mortgage banking, deposit services, online banking, mobile banking, private banking, commercial lending, commercial real estate lending, leasing, treasury management services, merchant services, international banking, correspondent banking, credit card services, and other banking services. Bancorp also offers securities brokerage services via its banking center network through an arrangement with a third party broker-dealer in the Commercial Banking segment.

WM&T provides investment management, financial & retirement planning and trust & estate services, as well as retirement plan management for businesses and corporations in all markets in which Bancorp operates. The magnitude of WM&T revenue distinguishes Bancorp from other community banks of similar asset size.

Bancorp's Commercial Banking and WM&T segments overlap a regional reporting structure. These regions are based on the primary geographic markets in which Bancorp operates, specifically Louisville, central, eastern and northern Kentucky, and the Indianapolis, Indiana and Cincinnati, Ohio MSAs. All regions share the same lines of business, including the same products, services and delivery methods, as well as similar customer bases and pricing guidelines.

Financial information for each business segment reflects that which is specifically identifiable or allocated based on an internal allocation method. Income taxes are allocated based on the effective federal income tax rate adjusted for any tax-exempt activity. All tax-exempt activity and provision have been allocated fully to the commercial banking segment. Measurement of performance of business segments is based on the management structure of Bancorp and is not necessarily comparable with similar information for any other financial institution. Information presented is also not necessarily indicative of the segments' operations if they were independent entities.

Bancorp's chief executive officer is the chief operating decision maker. The financial results by operating segment, including significant expense categories provided to the chief operating decision maker, help measure the profitability of a particular segment and identify trends, evaluate each segment and its impact on consolidated earnings, and enhance decision making processes related to the allocation of Bancorp's resources.

The majority of the net assets of Bancorp are associated with in the Commercial Banking segment. As of December 31, 2024, goodwill totaling $194 million was recorded on Bancorp's consolidated balance sheets, of which $172 million is attributed to the commercial banking segment and $22 million is attributed to WM&T. The portion of total goodwill attributed to WM&T relates entirely to the CB acquisition, which generated $67 million in total goodwill, $8.5 million of which was subsequently written off as a result of Bancorp selling its interest in LFA effective December 31, 2022. With the exception of goodwill attributed to WM&T through the CB acquisition, assets assigned to WM&T consist primarily of a CLI asset associated with the WM&T business added through the CB acquisition, net premises and equipment and a receivable related to fees earned that have not been collected.

WM&T AUM, which the primary driver of WM&T revenue, are not included on the consolidated balance sheets of Bancorp. WM&T AUM totaled $7.07 billion, $7.16 billion and $6.59 billion as of December 31, 2024, 2023 and 2022, respectively.

Financial results by operating segment, including significant expense categories provided to the chief operating decision maker, are detailed below:

As of and for the Year Ended December 31, 2024 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 255,990	$ 1,050	$ 257,040
Provision for credit losses	9,725	—	9,725
Net interest income after provision expense	246,265	1,050	247,315
Non-interest income:			
Wealth management and trust services	—	42,843	42,843
All other non-interest income	52,387	—	52,387
Total non-interest income	52,387	42,843	95,230
Non-interest expenses:			
Compensation and employee benefits	103,933	17,177	121,110
Net occupancy and equipment	14,396	797	15,193
Technology and communication	16,914	2,293	19,207
Intangible amortization	2,965	1,520	4,485
Other direct and indirect/allocated expenses	36,104	2,080	38,184
Total Non-interest expenses	174,312	23,867	198,179
Income before income tax expense	124,340	20,026	144,366
Income tax expense	25,481	4,346	29,827
Net income	$ 98,859	$ 15,680	$ 114,539
Total assets	$ 8,829,602	$ 33,817	$ 8,863,419

As of and for the Year Ended December 31, 2023 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 246,624	$ 708	$ 247,332
Provision for credit losses	13,796	—	13,796
Net interest income after provision expense	232,828	708	233,536
Non-interest income:			
Wealth management and trust services	—	39,802	39,802
All other non-interest income	52,418	—	52,418
Total non-interest income	52,418	39,802	92,220
Non-interest expenses:			
Compensation and employee benefits	93,680	16,647	110,327
Net occupancy and equipment	13,917	2,467	16,384
Technology and communication	15,476	1,842	17,318
Intangible amortization	3,014	1,672	4,686
Other direct and indirect/allocated expenses	37,229	1,885	39,114
Total Non-interest expenses	163,316	24,513	187,829
Income before income tax expense	121,930	15,997	137,927
Income tax expense	26,708	3,471	30,179
Net income	$ 95,222	$ 12,526	$ 107,748
Total assets	$ 8,134,923	$ 35,179	$ 8,170,102

As of and for the Year Ended December 31, 2022 *(in thousands)*	Commercial Banking	WM&T	Total
Net interest income	$ 232,971	$ 412	$ 233,383
Provision for credit losses	10,257	—	10,257
Net interest income after provision expense	222,714	412	223,126
Non-interest income:			
Wealth management and trust services	—	36,111	36,111
All other non-interest income	53,038	—	53,038
Total non-interest income	53,038	36,111	89,149
Non-interest expenses:			
Compensation and employee benefits	87,565	15,643	103,208
Net occupancy and equipment	13,631	667	14,298
Technology and communication	13,449	1,448	14,897
Intangible amortization	3,720	1,824	5,544
Other direct and indirect/allocated expenses	52,172	1,672	53,844
Total Non-interest expenses	170,537	21,254	191,791
Income before income tax expense	105,215	15,269	120,484
Income tax expense	23,917	3,273	27,190
Net income	81,298	11,996	93,294
Less net income attributed to non-controlling interest	322	—	322
Net income available to stockholders	$ 80,976	$ 11,996	$ 92,972
Total assets	$ 7,459,312	$ 36,949	$ 7,496,261

(28) Revenue from Contracts with Customers

All of Bancorp's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The table below presents Bancorp's sources of non-interest income by business segment with items outside the scope of ASC 606 noted as such:

	Year Ended December 31, 2024		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 42,843	$ 42,843
Deposit service charges	8,906	—	8,906
Debit and credit card income	20,082	—	20,082
Treasury management fees	11,064	—	11,064
Mortgage banking income (1)	3,858	—	3,858
Gain (loss) on sale of securities (1)	-	—	-
Net investment product sales commissions and fees	3,571	—	3,571
Bank owned life insurance (1)	2,443	—	2,443
Gain (loss) on sale of premises and equipment (1)	(100)	—	(100)
Other (2)	2,563	—	2,563
Total non-interest income	$ 52,387	$ 42,843	$ 95,230

	Year Ended December 31, 2023		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 39,802	$ 39,802
Deposit service charges	8,866	—	8,866
Debit and credit card income	19,438	—	19,438
Treasury management fees	10,033	—	10,033
Mortgage banking income (1)	3,705	—	3,705
Gain (loss) on sale of securities (1)	(44)	—	(44)
Net investment product sales commissions and fees	3,205	—	3,205
Bank owned life insurance (1)	2,253	—	2,253
Gain (loss) on sale of premises and equipment (1)	(30)	—	(30)
Other (2)	4,992	—	4,992
Total non-interest income	$ 52,418	$ 39,802	$ 92,220

	Year Ended December 31, 2022		
(in thousands)	Commercial	WM&T	Total
Wealth management and trust services	$ —	$ 36,111	$ 36,111
Deposit service charges	8,286	—	8,286
Debit and credit card income	18,623	—	18,623
Treasury management fees	8,590	—	8,590
Mortgage banking income (1)	3,210	—	3,210
Net investment product sales commissions and fees	3,063	—	3,063
Bank owned life insurance (1)	1,597	—	1,597
Gain (loss) on sale of premises and equipment (1)	4,369	—	4,341
Other (2)	5,300	—	5,328
Total non-interest income	$ 53,038	$ 36,111	$ 89,149

(1) Outside of the scope of ASC 606.
(2) Outside of the scope of ASC 606, with the exception of safe deposit fees which were nominal for all periods.

Bancorp's revenue on the consolidated statement of income is categorized by product type, which effectively depicts how the nature, timing and extent of cash flows are affected by economic factors. Revenue sources within the scope of ASC 606 are discussed below:

Bancorp earns fees from its deposit customers for transaction-based, account management and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payments fees and ACH fees, are recognized at the time the transaction is executed, as that is when the company fulfills the performance obligation. Account management fees are earned over the course of a month and charged in the month in which the services are provided.

Treasury management transaction fees are recognized at the time the transaction is executed, as that is when the company fulfills the performance obligation. Account analysis fees are earned over the course of a month and charged in the month in which the services are provided. Treasury management fees are withdrawn from customers' account balances.

WM&T provides customers fiduciary and investment management services as agreed upon in asset management contracts. The contracts require WM&T to provide a series of distinct services for which fees are earned over time. The contracts are cancellable upon demand with fees typically based upon the asset value of investments. Revenue is accrued and recognized monthly based upon month-end asset values and collected from the customer predominately in the following month except for a small percentage of fees collected quarterly. Incentive compensation related to WM&T activities is considered a cost of obtaining the contract. Contracts between WM&T and customers do not permit performance-based fees and accordingly, none of the fee income earned by WM&T is performance-based. Trust fees receivable totaled $4.5 million and $4.2 million at December 31, 2024 and December 31, 2023, respectively.

Net investment products sales commissions and fees represent the Bank's share of transaction fees and wrap fees resulting from investment services and programs provided through an agent relationship with a third party broker-dealer. Transaction fees are assessed at the time of the transaction. Those fees are collected and recognized on a monthly basis. Trailing fees are based upon market values and are assessed, collected and recognized on a quarterly basis. Because the Bank acts as an agent in arranging the relationship between the customer and third party provider, and does not control the services rendered, investment product sales commissions and fees are reported net of related costs, including nominal incentive compensation, and trading activity charges of $968,000 and $883,000 for the years ended December 31, 2024 and 2023.

Debit and credit card revenue primarily consists of debit and credit card interchange income. Interchange income represents fees assessed within the payment card system for acceptance of card-based transactions. Interchange fees are assessed as the performance obligation is satisfied, which is at the point in time the card transaction is authorized. Revenue is collected and recognized daily through the payment network settlement process.

Bancorp did not establish any contract assets or liabilities as a result of adopting ASC 606, nor were any recognized during the year ended December 31, 2024.

Report of Independent Registered Public Accounting Firm

Stockholders, Board of Directors, and Audit Committee
Stock Yards Bancorp, Inc.
Louisville, Kentucky

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stock Yards Bancorp, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowances for Credit Losses on Loans

The Company's loan portfolio totaled $6.5 billion as of December 31, 2024 and the associated allowance for credit losses on loans ("allowance account") was $86.9 million. As discussed in Notes 1 and 5 to the financial statements, the allowance for credit losses on loans (ACL) is a contra-asset valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance account represented management's best estimate of current expected credit losses on these financial instruments considering all relevant available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term adjusted for expected prepayments.

In calculating the allowance for credit losses on loans, the loan portfolio was segmented into pools based upon similar risk characteristics. For each loan pool, management measured expected credit losses over the life of each loan utilizing either a static pool model or a discounted cash flow (DCF) model. The static pool model primarily utilized historical loss rates applied to the estimated remaining life of each pool. For the DCF model, management generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. The Company uses regression analysis of historical internal and peer data to determine suitable loss drivers while modeling lifetime probability of default (PD) and loss given default (LGD). The Company's analysis also determines how expected PD and LGD will react to forecasted levels of the loss drivers. The models were adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period. After the reasonable and supportable forecast period, the forecasted macroeconomic variables were reverted to their historical mean utilizing a rational, systematic basis. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan pools.

We identified the aggregation of determining adjustments for qualitative factors as a critical audit matter. The principal considerations for that determination included the high degree of judgment and subjectivity involved in evaluating management's estimates, particularly as it related to evaluating management's assessment of the adjustments to qualitative factors. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's significant estimates and assumptions.

How We Addressed the Matter in Our Audit

The primary procedures we performed related to this CAM included:

- Obtained an understanding of the Company's process for establishing qualitative factor adjustments in the ACL, including the qualitative factor adjustment model used as the method for developing the qualitative adjustments

- Evaluated the effectiveness of the Company's controls over the key qualitative adjustments to the ACL

- Evaluated the completeness and accuracy and the relevance of the key data used as inputs in the qualitative factor adjustment process

- Evaluated the reasonableness of the key assumptions used as inputs in the basis used for qualitative factor adjustments

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2018.

Indianapolis, Indiana
February 27, 2025

Management's Report on Consolidated Financial Statements

The accompanying consolidated financial statements and other financial data were prepared by the management of Stock Yards Bancorp, Inc. (Bancorp), which has the responsibility for the integrity of the information presented. The consolidated financial statements have been prepared in conformity with GAAP and, as such, include amounts that are the best estimates and judgments of management with consideration given to materiality.

Management is further responsible for maintaining a system of internal controls designed to provide reasonable assurance that the books and records reflect the transactions of Bancorp and that its established policies and procedures are carefully followed. Management believes that Bancorp's system, taken as a whole, provides reasonable assurance that transactions are executed in accordance with management's general or specific authorization; transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; access to assets is permitted only in accordance with management's general or specific authorization, and the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Management also seeks to assure the objectivity and integrity of Bancorp's financial data by the careful selection and training of qualified personnel, an internal audit function and organizational arrangements that provide an appropriate division of responsibility.

Forvis Mazars, LLP, the independent registered public accounting firm that audited the consolidated financial statements of Bancorp included in this Annual Report on Form 10-K, has issued a report on Bancorp's internal control over financial reporting as of December 31, 2024. The report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

The Board of Directors provides its oversight role for the consolidated financial statements through the Audit Committee. The Audit Committee meets periodically with management, the internal auditors, and the independent auditors, each on a private basis and as a whole, to review matters relating to financial reporting, the internal control systems, and the scope and results of audit efforts. The internal and independent auditors have unrestricted access to the Audit Committee, with and without the presence of management, to discuss accounting, auditing, and financial reporting matters. The Audit Committee also recommends the appointment of the independent auditors to the Board of Directors, and ultimately has sole authority to appoint or replace the independent auditors.

/s/ James A. Hillebrand
James A. Hillebrand
Chairman and CEO

/s/ T. Clay Stinnett
T. Clay Stinnett
EVP and CFO

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Bancorp maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on their evaluation of Bancorp's disclosure controls and procedures which took place as of December 31, 2024, the Chairman/CEO and CFO believe that these controls and procedures are effective to ensure that Bancorp is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Based on the evaluation of Bancorp's disclosure controls and procedures by the Chairman/CEO and CFO; no changes occurred during the fiscal quarter ended December 31, 2024 in Bancorp's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Bancorp's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Stock Yards Bancorp, Inc. and subsidiary (Bancorp) is responsible for establishing and maintaining adequate internal control over financial reporting. Bancorp's internal control over financial reporting is a process designed under the supervision of Bancorp's Chairman/CEO and CFO, and effected by Bancorp's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. This process includes those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Bancorp;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Bancorp are being made only in accordance with authorizations of management and directors of Bancorp; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Bancorp's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2024, based on the control criteria established in a report entitled *Internal Control – Integrated Framework (2013)*, issued by the COSO. Based on such assessment, management has concluded that Bancorp's internal control over financial reporting is effective as of December 31, 2024.

Forvis Mazars, LLP, the independent registered public accounting firm that audited the consolidated financial statements of Bancorp included in this Annual Report on Form 10-K, has also audited Bancorp's internal control over financial reporting as of December 31, 2024. Their report expressed an unqualified opinion on the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2024.

/s/ James A. Hillebrand
James A. Hillebrand
Chairman and CEO

/s/ T. Clay Stinnett
T. Clay Stinnett
EVP and CFO

Report of Independent Registered Public Accounting Firm

Stockholders, Board of Directors, and Audit Committee
Stock Yards Bancorp, Inc.
Louisville, Kentucky

Opinion on the Internal Control over Financial Reporting

We have audited Stock Yards Bancorp, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023,, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Indianapolis, Indiana
February 27, 2025

Item 9B. Other Information.

(b) During the three months ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

NA.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding the directors and executive officers of Bancorp is incorporated herein by reference to the discussion under the headings, "*PROPOSAL 1: ELECTION OF DIRECTORS*," and *"DELINQUENT SECTION 16(a) REPORTS,"* in Bancorp's Proxy Statement to be filed with the SEC for the 2025 Annual Meeting of Shareholders ("Proxy Statement").

Information regarding the Audit Committee is incorporated herein by reference to the discussion under the headings, "*CORPORATE GOVERNANCE – COMMITTEES OF THE BOARD*," and *"REPORT OF THE AUDIT COMMITTEE,"* in Bancorp's Proxy Statement.

Bancorp has an insider trading policy governing the purchase, sale and other dispositions of Bancorp's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. Bancorp also follows procedures for the repurchase of its securities. Bancorp believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable the Company. A copy of Bancorp's insider trading policy is filed as Exhibit 19 to this Form 10-K.

Information regarding principal occupation of Bancorp directors as of December 31, 2024 follows:

Name of Director	Principal Occupation
Shannon B. Arvin	President and CEO, Keeneland Association
Paul J. Bickel III	President, U.S. Specialties
Allison J. Donovan	Member, Stoll Keenon Ogden Law Firm
David P. Heintzman	Retired CEO, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company
Carl G. Herde	Vice President/Financial Policy, Kentucky Hospital Association
James A. Hillebrand	Chairman of the Boards and CEO, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company
Richard A. Lechleiter	President, Catholic Education Foundation of Louisville
Philip S. Poindexter	President, Stock Yards Bancorp, Inc. and Stock Yards Bank & Trust Company
Stephen M. Priebe	President, Hall Contracting of Kentucky
Edwin S. Saunier	President, Saunier North American, Inc.
John L. Schutte	CEO, GeriMed, Inc.
Laura L. Wells	Freelance Journalist

The Board of Directors of Bancorp has adopted a code of ethics for its CEO and financial executives included under Exhibit 14.

The following table lists the names and ages as of December 31, 2024 of all current executive officers of Bancorp and the Bank. Each executive officer is appointed by Bancorp's Board of Directors to serve at the discretion of the Board.

There is no arrangement or understanding between any executive officer or Bancorp or the Bank and any other person(s) pursuant to which he/she was or is to be selected as an officer.

Name and Age of Executive Officer	Position and Office Held with Bancorp and the Bank
James A. Hillebrand Age 56	Chairman and CEO of Bancorp and SYB
Philip S. Poindexter Age 58	President of Bancorp and SYB; Director of Bancorp and SYB
T. Clay Stinnett Age 51	EVP, Treasurer and CFO of Bancorp and SYB
Michael J. Croce Age 55	EVP and Director of Retail Banking of SYB
William M. Dishman III Age 61	EVP and Chief Credit Officer of SYB
Michael V. Rehm Age 60	EVP and Chief Lending Officer of SYB
Shannon B. Budnick Age 53	EVP and Director of WM&T Division of SYB

Mr. Hillebrand was elected Chairman of the Board effective January 2021. Prior thereto, he was appointed CEO of Bancorp and SYB in October 2018. Prior thereto, he served as President of Bancorp and SYB since 2008. Prior thereto, he served as EVP and Director of Private Banking of SYB since 2005. From 2000 to 2004, he served as SVP of Private Banking. Mr. Hillebrand joined the Bank in 1996.

Mr. Poindexter was elected to the Board of Directors at the 2022 Annual Meeting. Prior thereto, he was appointed President of Bancorp and SYB in October 2018. Prior thereto, he served as Chief Lending Officer of SYB since 2008. Prior thereto, he served as EVP of SYB and Director of Commercial Banking. Mr. Poindexter joined the Bank in 2004.

Mr. Stinnett was appointed EVP, Treasurer and CFO of Bancorp and SYB in April 2019. Prior thereto, he served as EVP and Chief Strategic Officer of Bancorp and SYB since 2011. Prior thereto, he served as SVP and Chief Strategic Officer of SYB since 2005. Mr. Stinnett joined the Bank in 2000.

Mr. Croce was appointed EVP of SYB and Director of Retail Banking in 2014. Prior thereto, he served as SVP of SYB and Division Manager of Business Banking. Mr. Croce joined the Bank in 2004.

Mr. Dishman joined the Bank as EVP and Chief Credit Officer in 2009.

Mr. Rehm was appointed EVP and Chief Lending Officer of SYB in October 2018. Prior thereto, he served as SVP of SYB and Division Manager of Commercial Lending. Mr. Rehm joined the Bank in 2006.

Ms. Budnick was appointed EVP and Director of the WM&T group in January 2024. She previously served as Director of Investments with the WM&T group. Ms. Budnick joined the Bank in 2007.

Item 11. Executive Compensation.

The information required by this Item is incorporated herein by reference to the discussion under the heading, "*EXECUTIVE COMPENSATION AND OTHER INFORMATION – REPORT ON EXECUTIVE COMPENSATION*" in Bancorp's Proxy Statement.

Information regarding the Compensation Committee is incorporated herein by reference to the discussion under the heading, "*TRANSACTIONS WITH MANAGEMENT AND OTHERS*" in Bancorp's Proxy Statement. The report of the Compensation Committee shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed soliciting material or subject to Regulation 14A of the Exchange Act or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the discussion under the heading, "*STOCK OWNERSHIP INFORMATION*" in Bancorp's Proxy Statement.

The information required by this item concerning equity compensation plan information is included in the footnote titled *"Stock Based Compensation"* of the notes to Consolidated Financial Statements.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the discussion under the headings, *"PROPOSAL 1. ELECTION OF DIRECTORS"* and *"TRANSACTIONS WITH MANAGEMENT AND OTHERS,"* in Bancorp's Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the discussion under the heading "*INDEPENDENT AUDITOR FEES,*" in Bancorp's Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1)   Financial Statements:

  Consolidated Balance Sheets – December 31, 2024 and 2023
  Consolidated Statements of Income - years ended December 31, 2024, 2023 and 2022
  Consolidated Statements of Comprehensive Income (Loss) - years ended December 31, 2024, 2023 and 2022
  Consolidated Statements of Changes in Stockholders' Equity - years ended December 31, 2024, 2023 and 2022
  Consolidated Statements of Cash Flows - years ended December 31, 2024, 2023 and 2022
  Notes to Consolidated Financial Statements
  Reports of Independent Registered Public Accounting Firms

(a) (2)   Financial Statement Schedules:

  Financial statement schedules are omitted because the information is NA.

(a) (3)   Exhibits:

3.1   Second Amended and Restated Articles of Incorporation of S.Y. Bancorp, Inc., filed with the Secretary of State of Kentucky on April 25, 2013. Exhibit 3.1 to Form 8-K filed April 25, 2013, is incorporated by reference herein.

3.2   Articles of Amendment to the Second Amended and Restated Articles of Incorporation to change the name of the company to Stock Yards Bancorp, Inc., filed with the Secretary of State of Kentucky on April 23, 2014. Exhibit 3.1 to Form 8-K filed April 25, 2014, is incorporated by reference herein.

3.3   Articles of Amendment to the Second Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock and adopt majority voting in uncontested director elections, filed with the Secretary of State of Kentucky on April 23, 2015. Exhibit 3.1 to Form 8-K filed April 27, 2015, is incorporated by reference herein.

3.4   Bylaws of Bancorp as currently in effect. Exhibit 3.1 to Form 8-K/A filed October 1, 2018, is incorporated by reference herein.

4.1+   Description of Stock Yards Bancorp, Inc. Securities

10.1*   Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan (as Amended and Restated in 2009), as filed as Exhibit 10.4 to Form 8-K filed on December 19, 2008, is incorporated by reference herein.

10.2*   Stock Yards Bank & Trust Company Director Nonqualified Deferred Compensation Plan (as Amended and Restated in 2009), as filed as Exhibit 10.3 to Form 8-K filed on December 19, 2008, is incorporated by reference herein.

10.3*   Form of Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan Employer Contribution Agreement, as filed as Exhibit 10.3 to Form 8-K filed on October 23, 2006, is incorporated by reference herein.

10.4*   Stock Yards Bank & Trust Company 2009 Restated Senior Officers Security Plan Exhibit 10.1 to Form 8-K filed December 19, 2008, is incorporated by reference herein.

10.5*   Form of Indemnification Agreement between Stock Yards Bank & Trust Company, S.Y. Bancorp, Inc. and each member of the Board of Directors, as filed as Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated by reference herein.

10.6*   Amendment No. 1 to the Director Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.2 to Form 8-K filed on November 22, 2013, is incorporated by reference herein.

10.7*   Form of Amendment No. 1 to the Stock Yards Bank & Trust Company Executive Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.1 to Form 8-K filed on December 18, 2014, is incorporated by reference herein.

10.8*   Form of Amendment No. 2 to the Stock Yards Bank & Trust Company Director Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.2 to Form 8-K filed on December 18, 2014, is incorporated by reference herein.

10.9*   Stock Yards Bancorp, Inc. 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.1 to Form 8-K, on April 27, 2015 is incorporated by reference herein.

10.10*   Form of Stock Appreciation Rights Agreement, as filed as Exhibit 10.2 to Form 8-K filed on March 17, 2016, is incorporated by reference herein.

10.11*   Amendment No. 1 to the Stock Yards Bancorp 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.37 to Form 10-K filed on March 13, 2018, is incorporated by reference herein.

10.12*   Amendment No. 2 to the Stock Yards Bancorp 2015 Omnibus Equity Compensation Plan, as filed as Exhibit 10.1 to Form 8-K filed on May 1, 2018, is incorporated by reference herein.

10.13*   Form of Stock Appreciation Rights Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on October 5, 2018, is incorporated by reference herein.

10.14*   Form of Director Restricted Stock Unit Award Agreement, as filed as Exhibit 10.29 to Annual Report on Form 10-K for the year ended December 31, 2021, of Bancorp in incorporated by reference herein.

10.15*   Amendment No. 2 to the Stock Yard Bank & Trust Company Executive Nonqualified Deferred Compensation Plan, as filed as Exhibit 10.30 to Annual Report on Form 10-K for the year ended December 31, 2021, of Bancorp is incorporated by reference herein.

10.16*   Form of Performance-Vested Stock Unit Grant Agreement, as filed as Exhibit 10.1 to Form 8-K filed on March 1, 2022, incorporated by reference herein.

10.17*	Executive Transition Agreement by and among Stock Yards Bank & Trust Company, Stock Yards Bancorp, Inc. and Kathleen C. Thompson, as filed as Exhibit 10.1 to Form 8-K filed on August 16, 2023, is incorporated by reference herein.
10.18*	Stock Yards Bancorp, Inc. Amended and Restated Omnibus Equity Compensation Plan, as filed as Appendix A to Schedule 14A, on March 14, 2024 is incorporated by reference herein.
10.19*+	Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and William M. Dishman, III, effective February 1, 2025.
10.20*+	Second Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and James. A. Hillebrand, effective January 21, 2025.
10.21*+	Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and Michael J. Croce, effective February 1, 2025.
10.22*+	Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and Michael V. Rehm, effective February 1, 2025.
10.23*+	Second Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and Philip S. Poindexter, effective February 1, 2025.
10.24*+	Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and Shannon Budnick, effective February 1, 2025.
10.25*+	Amended and Restated Change in Control Severance Agreement between Stock Yards Bank & Trust Company and T. Clay Stinnett, effective February 1, 2025.
14+	Code of Ethics for the CEO and Financial Executives
19+	Stock Yards Bancorp, Inc. Insider Trading Policy
21+	Subsidiaries of the Registrant
23.1+	Consent of Forvis Mazars, LLP
31.1+	Certification pursuant to Section 302 of the Sarbanes-Oxley Act by James A Hillebrand
31.2+	Certification pursuant to Section 302 of the Sarbanes-Oxley Act by T. Clay Stinnett
32.1**+	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by James A. Hillebrand
32.2**+	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by T. Clay Stinnett
97*+	Stock Yards Bancorp, Inc. Compensation Recoupment Policy
101+	The following financial statements from the Stock Yards Bancorp, Inc. December 31, 2024 Annual Report on Form 10-K, filed on February 27, 2025, formatted in inline eXtensible Business Reporting Language (XBRL): (1) Consolidated Balance Sheets (2) Consolidated Statements of Income (3) Consolidated Statements of Comprehensive Income (4) Consolidated Statements of Changes in Stockholders' Equity (5) Consolidated Statements of Cash Flows (6) Footnotes to Consolidated Financial Statements
104	The cover page from Stock Yards Bancorp Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024, formatted in inline XBRL and contained in Exhibit 101.

Indicates matters related to executive compensation or other management contracts.

**This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

+Filed herewith

(b)   Exhibits:

The exhibits listed in response to Item 15(a) 3 are filed or furnished as part of this report.

(c)   Financial Statement Schedules:

None.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025	STOCK YARDS BANCORP, INC. (Registrant)
	By: /s/ James A. Hillebrand James A. Hillebrand Chairman and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ James A. Hillebrand James A. Hillebrand	Chairman and CEO (principal executive officer)	February 27, 2025
/s/ Philip S. Poindexter Philip S. Poindexter	President and Director	February 27, 2025
/s/ T. Clay Stinnett T. Clay Stinnett	EVP and CFO (principal financial officer)	February 27, 2025
/s/ Michael B. Newton Michael B. Newton	SVP and Principal Accounting Officer	February 27, 2025
/s/ Shannon B. Arvin Shannon B. Arvin	Director	February 27, 2025
/s/ Paul J. Bickel Paul J. Bickel	Director	February 27, 2025
/s/ Allison J. Donovan Allison J. Donovan	Director	February 27, 2025
/s/ David P. Heintzman David P. Heinztman	Director	February 27, 2025
/s/ Carl G. Herde Carl G. Herde	Director	February 27, 2025
/s/ Richard A. Lechleiter Richard A. Lechleiter	Director	February 27, 2025
/s/ Stephen M. Priebe Stephen M. Priebe	Director	February 27, 2025
/s/ Edwin S. Saunier Edwin S. Saunier	Director	February 27, 2025
/s/ John L. Schutte John L. Schutte	Director	February 27, 2025
/s/ Laura L. Wells Laura L. Wells	Director	February 27, 2025


Indiana
Ohio
Kentucky
Carmel
Binford
Indianapolis
Plainfield
St. Francis
Columbus
Dayton
70
71
74
65
Evendale
Cincinnati
Florence
Austin
71
75
64
64
Cynthiana
Louisville
Simpsonville
Shelbyville
Georgetown
Paris
Versailles
Lexington-Fayette
Morehead
Sandy Hook
Winchester
Mt. Washington
Shepherdsville
Bloomfield
Nicolasville
Richmond
= STOCK YARDS BANK OFFICE